UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED MARCH 31, 2015

On May 15, 2015, the registrant filed with the Tokyo Stock Exchange information as to the registrant’s financial condition and results of operations at and for the fiscal year ended March 31, 2015. Attached hereto is a copy of the press release and supplementary data relating thereto, both dated May 15, 2015, pertaining to such financial condition and results of operations, as well as forecasts for the registrant’s operations for the fiscal year ending March 31, 2016. The consolidated financial information of the registrant and that of its subsidiary, NTT DOCOMO, INC., included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in the United States. The non-consolidated financial information of the registrant and that of each of the registrant’s three wholly-owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation and NTT Communications Corporation, as well as the consolidated financial information of its subsidiary, NTT DATA CORPORATION, included in the press release and the supplementary data relating thereto were prepared on the basis of accounting principles generally accepted in Japan. The consolidated financial information of the registrant’s subsidiary, Dimension Data Holdings plc, included in the supplementary data relating to the press release was prepared on the basis of International Financial Reporting Standards (“IFRS”). The financial results for the fiscal year ended March 31, 2015 are currently being audited, and the actual results could differ materially from those set forth in the press release.

The earnings projections of the registrant and its subsidiaries for the fiscal year ending March 31, 2016 included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
	Name:	Yasutake Horinouchi
	Title:	Vice President
Investor Relations Office

Date: May 15, 2015

Financial Results Release	May 15, 2015
For the Year Ended March 31, 2015	[U.S. GAAP]

Name of registrant: Nippon Telegraph and Telephone Corporation (“NTT”) / URL http://www.ntt.co.jp/ir/

Code No.: 9432

Stock exchanges on which the Company’s shares are listed: Tokyo

Representative: Hiroo Unoura, President and Chief Executive Officer

Contact: Yasutake Horinouchi, Head of IR, Finance and Accounting Department / TEL +81-3-6838-5481

Scheduled date of the ordinary general meeting of shareholders: June 26, 2015

Scheduled date of dividend payments: June 29, 2015

Scheduled filing date of securities report: June 30, 2015

Supplemental material on financial results: Yes

Presentation on financial results: Yes (for institutional investors and analysts)

1.	Consolidated Financial Results for the Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)

Amounts are rounded to nearest million yen.

(1) Consolidated Results of Operations

	(Millions of yen)
	Operating Revenues		Operating Income		Income (Loss) before Income Taxes		Net Income (Loss) Attributable to NTT
Year ended March 31, 2015	11,095,317	1.6%	1,084,566	(10.6)%	1,066,629	(17.6)%	518,066	(11.5)%
Year ended March 31, 2014	10,925,174	2.1%	1,213,653	1.0%	1,294,195	8.1%	585,473	12.2%

Note: Percentages above represent changes from the previous year.

	Basic Earnings (Loss) per Share		Diluted Earnings per Share Attributable to NTT		ROE (Ratio of Net Income to Shareholders’ Equity)	ROA (Ratio of Income (Loss) before Income Taxes to Total Assets)	Operating Income Margin (Ratio of Operating Income to Operating Revenues)
Year ended March 31, 2015	473.69	(yen)	—	(yen)	6.0%	5.2%	9.8%
Year ended March 31, 2014	509.21	(yen)	—	(yen)	7.0%	6.5%	11.1%

Notes:	Comprehensive income (loss) attributable to NTT:	For the year ended March 31, 2015:	691,332 million yen ((20.8)%)
		For the year ended March 31, 2014:	873,371 million yen (27.2%)
	Equity in earnings (losses) of affiliated companies:	For the year ended March 31, 2015:	5,889 million yen
		For the year ended March 31, 2014:	(50,792) million yen

(2) Consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Total Equity (Net Assets)	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
March 31, 2015	20,702,427	11,049,810	8,681,860	41.9%	8,201.27 (yen)
March 31, 2014	20,284,949	10,924,806	8,511,354	42.0%	7,667.57 (yen)

(3) Consolidated Cash Flows

	(Millions of yen)
	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Year
Year ended March 31, 2015	2,391,812	(1,868,579)	(678,008)	849,174
Year ended March 31, 2014	2,727,904	(2,106,806)	(622,440)	984,463

2.	Dividends

	Dividends per Share					Total Annual Dividends	Payout Ratio (Consolidated)	Ratio of Dividends to Shareholders’ Equity (Consolidated)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year-end	Total
Year ended March 31, 2014	—	80.00 (yen)	—	90.00 (yen)	170.00 (yen)	191,249 (millions of yen)	33.4%	2.3%
Year ended March 31, 2015	—	90.00 (yen)	—	90.00 (yen)	180.00 (yen)	195,140 (millions of yen)	38.0%	2.3%
Year ending March 31, 2016 (Forecasts)	—	100.00 (yen)	—	100.00 (yen)	200.00 (yen)	—	33.6%	—

Note:	NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its board of directors held on May 15, 2015. The year-end dividend forecast for the year ending March 31, 2016 does not reflect the impact of the stock split. The total year-end dividend forecast for the year ending March 31, 2016, taking the stock split into account, is 100 yen.

3.	Consolidated Financial Results Forecasts for the Year Ending March 31, 2016 (April 1, 2015 – March 31, 2016)

	(Millions of yen)
	Operating Revenues		Operating Income		Income before Income Taxes		Net Income Attributable to NTT		Basic Earnings per Share Attributable to NTT
Year ending March 31, 2016	11,350,000	2.3%	1,200,000	10.6%	1,180,000	10.6%	630,000	21.6%	595.00	(yen)

Notes: 1.	Percentages above represent changes from the previous year.

2.	The forecast for basic earnings per share attributable to NTT for the year ending March 31, 2016 does not reflect the impact of the two-for-one stock split of NTT’s common stock, with an effective date of July 1, 2015. The forecast for basic earnings per share attributable to NTT for the year ending March 31, 2016, taking the stock split into account, is 297.50 yen.

*Notes

(1)	Change in reporting entities (change in significant consolidated subsidiaries): Yes
Eliminations: One company (NTT DATA International Services, Inc.)

(2)	Change of accounting policy

i.	Change due to revision of accounting standards and other regulations: None

ii.	Other change: None

(3)	Number of shares outstanding (common stock)

i.	Number of shares outstanding (including treasury stock) at end of year:

March 31, 2015: 1,136,697,235 shares

March 31, 2014: 1,136,697,235 shares

ii.	Number of shares of treasury stock at end of year:

March 31, 2015: 78,097,606 shares

March 31, 2014: 26,650,807 shares

iii.	Weighted average number of shares outstanding:

For the year ended March 31, 2015: 1,093,680,009 shares

For the year ended March 31, 2014: 1,149,758,214 shares

(Reference) Non-Consolidated Financial Results

For the Year Ended March 31, 2015	[Japanese GAAP	]

1.	Non-consolidated Financial Results for the Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)

Amounts are rounded off per 1 million yen.

(1) Non-consolidated Results of Operations

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income
Year ended March 31, 2015	411,828	(4.4)%	273,969	(3.4)%	272,393	(1.8)%	556,578	99.3%
Year ended March 31, 2014	430,843	(0.4)%	283,530	1.8%	277,322	1.1%	279,224	2.8%

Note: Percentages above represent changes from the previous year.

	Earnings per Share		Diluted Earnings per Share
Year ended March 31, 2015	508.90	(yen)	—	(yen)
Year ended March 31, 2014	242.86	(yen)	—	(yen)

(2) Non-consolidated Financial Position

	(Millions of yen, except per share amounts)
	Total Assets	Net Assets	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Net Assets per Share
March 31, 2015	7,027,374	4,345,475	61.8%	4,104.93	(yen)
March 31, 2014	7,302,096	4,329,004	59.3%	3,899.84	(yen)

(Reference) Shareholders’ equity:	For the year ended March 31, 2015:	4,345,475 million yen
	For the year ended March 31, 2014:	4,329,004 million yen

2.	Non-consolidated Financial Results Forecasts for the Year Ending March 31, 2016 (April 1, 2015 – March 31, 2016)

	(Millions of yen, except per share amounts)
	Operating Revenues		Operating Income		Recurring Profit		Net Income		Earnings per Share
Year ending March 31, 2016	427,000	3.7%	291,000	6.2%	287,000	5.4%	288,000	(48.3)%	272.00	(yen)

Notes: 1. Percentages above represent changes from the previous year.

2. The forecast for earnings per share for the year ending March 31, 2016 does not reflect the impact of the two-for-one stock split of NTT’s common stock, with an effective date of July 1, 2015. The forecast for earnings per share for the year ending March 31, 2016, taking the stock split into account, is 136.00 yen.

* Presentation on the status of audit process:

This financial results release is not subject to the audit process as required by the Financial Instruments and Exchange Act of Japan. As of the date when this financial results release was issued, the audit process on financial statements as required by the Financial Instruments and Exchange Act was still ongoing.

* Explanation for financial results forecasts and other notes:

With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 44.

As NTT evaluates its business performance on an annual basis, prospects on a semi-annual basis are not provided.

NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its board of directors held on May 15, 2015.

On Friday, May 15, 2015, NTT will hold a presentation on its financial results for institutional investors and analysts. Shortly thereafter, NTT plans to post on its website explanatory details, along with the materials used at the presentation.

1.    BUSINESS RESULTS

(1) Analysis Concerning Business Results

Overview of Consolidated Business Results (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	10,925.2	11,095.3	170.1	1.6%
Operating expenses	9,711.5	10,010.8	299.2	3.1%
Operating income	1,213.7	1,084.6	(129.1)	(10.6)%
Income before income taxes	1,294.2	1,066.6	(227.6)	(17.6)%
Net income attributable to NTT	585.5	518.1	(67.4)	(11.5)%

In the fiscal year ended March 31, 2015, while the economies of Europe and certain emerging countries weakened, the U.S. economy remained stable, leading to a gradual recovery of the global economy. The Japanese economy grew steadily overall, despite decreases in consumer spending levels and other areas due to the increase in the consumption tax rate enacted in April 2014.

In the information and telecommunications market, the use of devices such as smartphones, tablets and similar devices that use fiber-optic services, LTE services, Wi-Fi and other broadband services has increased, and the use of social media and cloud services has continued to expand. There has also been a worldwide trend in both developed and developing countries of various new participants entering the market alongside telecommunications companies, and rapid growth in the variety and sophistication of services available.

In light of these circumstances, NTT Group worked to expand its global cloud services and strengthen its network service competitiveness in line with its Medium-Term Management Strategy adopted in November 2012, entitled “Towards the Next Stage.”

•	Expansion of Global Cloud Services

NTT Group worked to expand its provision of global cloud services by taking advantage of its strengths as a corporate group to provide comprehensive cloud services from the information and telecommunications platforms stage, such as data centers and the IP backbone, to the ICT management and applications stage.

To reinforce the structure by which it provides global cloud services, NTT Group acquired the following subsidiaries: ICT solutions provider Nexus IS, Inc. (headquartered in the United States ), technology consulting service provider Oakton Limited (headquartered in Australia), cloud service solutions provider Symphony Management Consulting, LLC (headquartered in the United States), and security solutions provider InfoTrust AG (headquartered in Switzerland). NTT Group also entered into a stock purchase agreement to acquire a majority of the outstanding shares of Lux e-shelter 1 S.a.r.l. (headquartered in Luxembourg), a provider of data center services in Germany and elsewhere in Europe.

In order to meet the increasing global demand for data center services, NTT Group aimed to strengthen its provision of data center services overseas in Cyberjaya, Malaysia while also expanding its data center facilities in Mumbai, the commercial center of India. In Japan, NTT Group continued to provide services from Shinagawa, which is readily accessible from business districts in the Tokyo metropolitan area. NTT Group also began construction on another data center in Osaka in anticipation of growing demand, including demand for back-up sites outside of the Tokyo metropolitan area.

As a result of the combined initiatives of a number of NTT Group companies, NTT Group obtained orders from organizations such as HM Treasury (the United Kingdom government’s economic and finance ministry), to provide services to coordinate a number of suppliers, cloud-hosting services, and application management services. NTT Group companies also developed an enterprise resource planning (“ERP”) system and began providing operation and maintenance services for the German automaker Daimler AG. In addition, NTT Group began providing All Nippon Airways Co., Ltd. (“ANA”) with services for a unified voice service to be utilized in all of their worldwide locations.

•	Strengthening Network Service Competitiveness

In the fixed-line communications field, in order to encourage a variety of service providers from a wide range of industries to use Hikari access infrastructure services and to stimulate the ICT market through new channels of value creation, NTT Group began offering the “Hikari Collaboration Model,” the world’s first wholesale provision of fiber access services to various service providers. The introduction of the “Hikari Collaboration Model” has allowed a variety of businesses to begin providing their own services using this model.

In the mobile communications field, NTT Group unveiled “Kake-hodai & Pake-aeru”, a new billing plan tailored to suit a customer’s stage of life that offers more affordable rates to long-term users, and the number of subscriptions reached 17.83 million as of March 31, 2015. In addition, NTT Group launched the “docomo Hikari Pack,” a new customer-friendly rate package that provides a discount by combining the fiber-optic broadband service “docomo Hikari,” which utilizes the “Hikari Collaboration Model,” with smartphones or mobile phones. NTT Group also launched the LTE-based voice communications service “VoLTE,” which provides reliable and high-sound quality calls compared to conventional voice calling services.

NTT Group also strengthened its efforts to cut costs in its fixed-line and mobile communications services. Specifically, NTT Group has worked to further enhance efficiency through cutting the cost of laying optical transmission lines by increasing construction projects that do not require the dispatch of NTT employees and working to further improve the efficiency of its maintenance and operations business, while also introducing high-performance equipment and making effective use of its existing equipment in order to further improve equipment efficiency. Furthermore, on the basis of the “Hikari Collaboration Model” and other factors, NTT Group continued to streamline costs associated with marketing.

•	Promoting Corporate Social Responsibility (CSR)

In order to contribute to the sustainable development of society, NTT Group companies undertook a range of activities and engaged in proactive information disclosure with the aim of meeting the quantitative indicators of the eight Priority Activities of the “NTT Group CSR Priority Activities” plan, which were established in accordance with the “NTT Group CSR Charter.”

As a result of NTT Group’s initiatives to reduce greenhouse gases utilizing ICT as a means of “creating a low-carbon society,” NTT Group was recognized by the Carbon Disclosure Project (CDP), the world’s largest program for the evaluation of companies in the context of climate change issues, as one of the leading companies in Japan for disclosure of the status of its corporate response and other climate change disclosure and achieved a position in the Climate Disclosure Leadership Index (CDLI) for the second consecutive year. NTT Group was also the first Japanese telecommunications provider to be selected to the Climate Performance Leadership Index (CPLI) in recognition of its distinguished performance in addressing climate change issues.

NTT Group continued to promote initiatives aimed at “securing high-level stability and reliability in key infrastructure,” by reexamining the hypothetical consequences of natural disasters such as major earthquakes on potentially afflicted areas, and implementing strategies to mitigate such consequences. In this context, NTT Group formulated group-wide measures to address and manage long-term electrical failures while also collaborating with local governments and other relevant entities in carrying out disaster preparedness drills. In addition, NTT Group initiated its “Mobile ICT Unit,” which enables telephone calls and data transmissions by immediately securing Wi-Fi areas in a very short timeframe in evacuation zones in the event of large and complex emergencies. NTT Group also participated in field trials for this unit in the typhoon-afflicted areas of Cebu in the Philippines.

In response to increasing investor demands for information regarding NTT Group’s efforts with respect to the environment, society and governance, NTT Group issued an “Integrated Report” with the aim of supplementing the information included in the non-financial sections of its Annual Report.

In light of the foregoing and other similar endeavors, NTT Group was selected as one of the Asia-Pacific Region index companies of the Dow Jones Sustainability Index (DJSI), a global index for socially responsible investing.

As a result of the above efforts, NTT Group’s consolidated operating revenues for the fiscal year ended March 31, 2015 were 11,095.3 billion yen (an increase of 1.6% from the previous fiscal year). Consolidated operating expenses were 10,010.8 billion yen (an increase of 3.1% from the previous fiscal year). As a result, consolidated operating income was 1,084.6 billion yen (a decrease of 10.6% from the previous fiscal year), consolidated income before income taxes was 1,066.6 billion yen (a decrease of 17.6% from the previous fiscal year), and consolidated net income attributable to NTT was 518.1 billion yen (a decrease of 11.5% from the previous fiscal year).

The forecast for the fiscal year ending March 31, 2016 is as follows: operating revenues of 11,350.0 billion yen (an increase of 2.3% year-over-year), operating income of 1,200.0 billion yen (an increase of 10.6% year-over-year), income before income taxes of 1,180.0 billion yen (an increase of 10.6% year-over-year), and net income attributable to NTT of 630.0 billion yen (an increase of 21.6% year-over-year).

Note:	The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States.

The business results for NTT (Holding Company) and each of its business segments for the consolidated fiscal year ended March 31, 2015 are as follows.

Nippon Telegraph and Telephone Corporation (Holding Company)

Overview of Non-consolidated Business Results (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	430.8	411.8	(19.0)	(4.4)%
Operating expenses	147.3	137.8	(9.4)	(6.4)%
Operating income	283.5	273.9	(9.5)	(3.4)%
Recurring profit	277.3	272.3	(4.9)	(1.8)%
Net income	279.2	556.5	277.3	99.3%

In its capacity as the holding company of the NTT Group companies, during the past fiscal year, NTT continued working to formulate group-wide strategies and redistribute managerial resources in line with changes in the business environment. NTT also conducted fundamental research and development and provided the results to each group company for their broader dissemination, while planning and promoting the commercialization of fundamental technologies. Furthermore, NTT exercised its voting and other shareholder rights at the general shareholders’ meetings of each group company.

During fiscal 2014, NTT repurchased 51,000,000 shares of its common stock for an aggregate of 338.1 billion yen pursuant to a resolution passed at its board of directors’ meeting held on November 7, 2014.

NTT plans to set its annual dividends at 180 yen per share for the fiscal year ended March 31, 2015.

[1] Provision of Advice and Intermediary Services to Group Companies

NTT continues to provide appropriate and timely advice and intermediary services to group companies to facilitate the performance of their business activities in accordance with group policies and objectives.

Specifically, NTT provided advice and intermediary services aimed at expanding its provision of global cloud services and strengthening its network service competitiveness pursuant to its Medium-Term Management Strategy “Towards the Next Stage.” As compensation for these services, NTT received 18.5 billion yen in group management and administration revenues for the fiscal year ended March 31, 2015 (a very slight increase from the previous fiscal year).

[2] Fundamental Research & Development Activities

Pursuant to its Medium-Term Management Strategy “Towards the Next Stage,” NTT has undertaken research and development on fundamental technologies that contribute to the provision of flexible, quick and efficient cloud services as well as cost-effective network services in order to continue being its customers’ service provider of choice as a “Value Partner.” NTT worked to achieve technological development based on a variety of market demands and aimed to accelerate the creation of new value by collaborating with other companies through promoting open innovation. In addition, NTT participated in research focused on business collaboration activities with growth potential and carried out research on cutting-edge technologies in anticipation of future market trends. NTT also formulated business plans through its “General Production System” to promptly commercialize the results of its research and development in light of technological and business plan developments by observing market trends.

•	Research & Development Contributing to the Provision of Flexible, Quick and Efficient Cloud Services

•

By participating as Asia’s only Gold Member in the “Cloud Foundry Foundation,” an open-source development community that builds cloud computing platforms, NTT strengthened its application development capabilities for cloud services.

•

NTT provided technical support for the launch of services that enable users to easily expand their storage capacity through the open-source storage platform software “Sheepdog,” which was developed by NTT and is widely used throughout the world.

•	Research & Development Contributing to Cost-Optimized Network Services

•

In order to achieve cost-optimized network services through network simplification, NTT developed technologies that integrate fixed-line telephone networks with the Internet as well as technologies that integrate the multistage configuration of networks.

•

In order to enable the flexible and rapid development and addition of functionality to networks, NTT developed a controller and software switch that can run on a general-purpose server using virtualization technology, and opened these products to the public as open source.

•

In order to distribute large capacity and high-speed content in a flexible and cost-effective manner, NTT promoted research and development on 400 Gbps optical transmission technology, the world’s fastest-level transmission speed, and is working toward its objective of making the technology commercially viable.

•	Promoting Open Innovation

•

NTT significantly contributed to the commercialization of physical training support services utilizing the advanced nanofiber material “hitoe,” jointly developed with Toray Industries, Inc., a fabric coated with a conductive resin which, when worn, can acquire the wearer’s biometric information such as heart rate and electrocardiogram waveform.

•

During the 2014 FIFA World Cup Brazil, NTT significantly contributed to the provision of ultra-realistic live video coverage by providing stable and reliable IP transmission technologies between Brazil and Japan for public viewing in ultra-high definition 8K resolution, sponsored by Japan Broadcasting Corporation.

•

In partnership with DWANGO Co., Ltd., NTT created and contributed to commercializing technologies that enable an immersive visual experience through the high-quality distribution of images from omni-directional cameras installed in live performance venues.

•

NTT developed a “Compact Intelligent Microphone” that enables high-quality calls and highly accurate voice recognition even in extremely loud environments exceeding 100 dB. Through the “Social Infrastructure x ICT” research and development collaboration initiative with Mitsubishi Heavy Industries, Ltd., NTT conducted tests to enable accurate communication in factories.

•	Research & Development in Anticipation of Collaborative Business Expansion

•

NTT developed a technology that accurately recognizes the identity of, and searches for and displays the information of, a subject photographed from any angle. By holding a device, such as a smartphone, against a sign or building, the technology provides tourist navigation services designed for specific users and circumstances.

•

NTT developed an audio processing software technology that delivers dynamic sounds from sporting events to television viewers by extracting clear sounds from the competition that are often obscured by the cheers of spectators.

•

In an effort to encourage the growth of the provision of services creating a highly immersive visual experience through ultra-high definition images with 4K resolution, NTT developed the world’s first LSI that is compatible with the latest international video coding standard and which enables the transmission of high-quality visual material.

•

In order to enable subscribers to reliably and securely use ICT services, NTT assisted in organizing programs to improve the training of cybersecurity specialists. In addition, NTT also prepared to sponsor a course at Waseda University on “Cyber-attack and Cyber-defense Technologies” to contribute to Japan’s cybersecurity training.

•	Promoting Advanced Research

•

NTT participated in the National Institute of Informatics’ artificial intelligence project, “Can a Robot Get Into the University of Tokyo?,” for the first time and was in charge of the English department. By applying its language and knowledge processing technologies developed over the years, NTT robots succeeded in achieving higher marks than the average test-taker on the practice exams for the National Center Test for University Admissions conducted by Yoyogi Seminar, a private cram school to prepare students for university entrance examinations.

•

NTT developed “HenGenTou” (Deformation Lamps), which is a light projection technology based on research on human sensory information processing by projecting patterns of light on static objects to produce impressions of realistic movements.

•

With the aim of further speeding up and reducing energy consumption of information and communications technologies, NTT developed the world’s first Hikari random access memory (RAM) with a speed exceeding 100b, which makes it possible to process information without converting high-speed light signals into electrical signals.

As a result of these research and development activities, NTT’s total expenditures on research and development during the fiscal year ended March 31, 2015 totaled 110.0 billion yen (a decrease of 8.2% from the previous fiscal year), and NTT received basic research and development revenues of 106.4 billion yen (a decrease of 7.0% from the previous fiscal year) as compensation for these research and development activities.

[3] Share Ownership and Exercise of Voting Rights

NTT exercises its rights as a shareholder based on the principle that each group company should conduct its business activities in line with NTT Group’s policies and objectives, while maintaining its independence and autonomy. When exercising voting rights as a shareholder at the general shareholders’ meetings of each group company during the fiscal year ended March 31, 2015, NTT determined that the business practices, financial conditions, retained earnings, and other conditions during the previous fiscal year (the fiscal year ended March 31, 2014) were appropriate and, accordingly, NTT voted to approve the disposition of unappropriated retained earnings based on proposals from each group company as well as the election of directors and other matters. As a result, NTT received 276.8 billion yen in dividends (a decrease of 3.9% from the previous fiscal year).

NTT recorded a special profit of 299.2 billion yen after selling 176,991,100 of its shares in NTT DOCOMO Inc. following NTT DOCOMO’s announcement of its decision to repurchase 206,489,675 shares of its common stock.

As a result of the above, NTT’s operating revenues for the fiscal year ended March 31, 2015 were 411.8 billion yen (a decrease of 4.4% from the previous fiscal year), recurring profit was 272.3 billion yen (a decrease of 1.8% from the previous fiscal year), and net income was 556.5 billion yen (an increase of 99.3% from the previous fiscal year).

Regional Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	3,572.3	3,505.5	(66.8)	(1.9)%
Operating expenses	3,445.1	3,336.7	(108.4)	(3.1)%
Operating income	127.2	168.9	41.6	32.7%

Number of Subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of March 31, 2015	Change	Percent Change
FLET’S Hikari	18,050	18,716	665	3.7%
NTT East	10,187	10,403	215	2.1%
NTT West	7,863	8,313	450	5.7%
Hikari Denwa	16,256	17,108	852	5.2%
NTT East	8,694	9,032	337	3.9%
NTT West	7,562	8,076	515	6.8%

Notes:

1.	Number of “FLET’S Hikari” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West.
2.	The figures for Hikari Denwa indicate the number of channels (in thousands).
3.	“FLET’S Hikari” and “Hikari Denwa” include wholesale services provided to service providers by NTT East and NTT West.

NTT East and NTT West, NTT’s main subsidiaries in the regional communications business segment, worked to secure solid revenue streams by collaborating with other business operators, expanding their respective FLET’S Hikari service offerings, promoting fiber-optic and IP-related services through the expansion of opportunities for use of Wi-Fi-based Hikari, and by launching the “Hikari Collaboration Model,” which provides wholesale Hikari services to a variety of businesses. The main initiatives are as follows.

[1] Number of Subscriptions for Major Services

•	FLET’S Hikari: 18.72 million subscriptions (an increase of 0.67 million subscriptions from the previous fiscal year)

•	Hikari Denwa: 17.11 million channels (an increase of 0.85 million channels from the previous fiscal year)

•	FLET’S TV: 1.34 million subscriptions (an increase of 0.18 million subscriptions from the previous fiscal year)

(Note): “FLET’S Hikari,” “Hikari Denwa” and “FLET’S TV” include wholesale services provided to service providers by NTT East and NTT West.

[2] Promotion of Fiber-optic and IP Services

Major Services Launched in the Fiscal Year

Service or Product	Description

Hikari Collaboration Model (NTT East, NTT West)	A service that provides wholesale NTT East and NTT West Hikari access services to a variety of service providers.

O2O Cloud Service (NTT East)	A Wi-Fi-based application service aimed at businesses in the restaurant, retail and other similar industries.

Office Anshin Pack (NTT West)	A service that provides detailed ICT support for small and medium-sized enterprises (SMEs) as an IT helpdesk for offices.

Giga Raku Wi-Fi (NTT East)	A service for SMEs that is designed to serve unique Wi-Fi environments through a pre-determined menu plan and that aims to provide both Wi-Fi access point equipment and support for their installation and operation.

Omoide Album on FLET’S (NTT West)	A service that allows users to view photos and videos via the Internet on computers and other devices by enabling users to digitalize photos and videotapes and store them on the cloud.

Major Collaborative Projects Entered into During the Fiscal Year

Business Partner	Description

Japan Airlines Co., Ltd. (NTT East)	Provided customers who purchased JAL tickets departing from overseas locations to Japan with IDs and passwords through JAL’s overseas domains to enable 14 days of free Wi-Fi access through “Hikari Station” Wi-Fi hotspots.

DAIICHIKOSHO CO., LTD. (NTT West)	Launched the “Hikari Karaoke BOX+ @DAM” service, which uses the “Hikari BOX+” digital media player offered by NTT West to provide in-home access to the same “LIVE DAM” karaoke music tracks that DAIICHIKOSHO CO., LTD. provides to karaoke companies.

[3] Improving Customer Service

•

Subscriptions to “Remote Support Service,” which provides remote responses to a broad range of customer inquiries concerning all aspects of broadband services, reached 4.51 million.* (NTT East/NTT West)

*	This includes subscriptions to wholesale services provided to service providers by NTT East and NTT West.

•

Subscriptions to the “FLET’S Hikari Members Club” (for NTT East) and “CLUB NTT-West” (for NTT West) membership privilege programs, which offer special content and points based on monthly usage, reached a total of 10.76 million.

As a result of the above, and despite an increase in IP/packet communications revenues and other revenue increases, consolidated operating revenues in the regional communications business segment for the fiscal year ended March 31, 2015 declined to 3,505.5 billion yen (a decrease of 1.9% from the previous fiscal year) due to a decrease in fixed voice-related revenues resulting from the decline in fixed-line telephone subscriptions. On the other hand, due to a decrease in personnel expenses and improved efficiency in operating expenses, among other factors, consolidated operating expenses decreased to 3,336.7 billion yen in the fiscal year ended March 31, 2015 (a decrease of 3.1% from the previous fiscal year). As a result, consolidated operating income increased to 168.9 billion yen (an increase of 32.7% from the previous fiscal year).

Long-distance and International Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	1,809.9	1,998.6	188.7	10.4%
Operating expenses	1,682.4	1,885.1	202.6	12.0%
Operating income	127.5	113.6	(13.9)	(10.9)%

Pursuant to its “Vision 2015” business strategy, NTT Communications, NTT’s main subsidiary in the long-distance and international communications business segment, worked to become the optimal business partner that global customers choose to work with and a true leading global player (Global ICT Partner). For corporate clients, NTT Communications worked to provide seamless ICT solutions unique to telecommunication providers that not only provide cloud services but also combine networks, security, applications, and managed ICT services. For individual customers, NTT Communications worked to provide more convenient applications and rich content, enabling new lifestyles. The main initiatives are as follows.

[1] Number of Subscriptions for Major Services

•	Hikari TV: 3.01 million subscriptions (an increase of 0.19 million subscriptions from the previous fiscal year)

•	OCN: 8.28 million subscriptions (an increase of 0.13 million subscriptions from the previous fiscal year)

•	Plala: 2.96 million subscriptions (a decrease of 0.01 million subscriptions from the previous fiscal year)

[2] Development of Global Business

Strengthening of Systems for Service Provision

•

With regard to its “NexcenterTM” data center services, NTT Communications commenced operations at its Malaysia Cyberjaya 4 Data Center. In addition, NTT Communications began construction of the India Mumbai 5 Data Center, the Osaka 5 Data Center and the Virginia Ashburn 2 (VA2) Data Center facilities. Furthermore, NTT Communications entered into a stock purchase agreement to acquire a majority of the outstanding shares of Lux e-shelter 1 S.a.r.l. (headquartered in Luxembourg), a provider of data center services in Germany and elsewhere throughout Europe, and took other actions to substantially strengthen its data center bases.

•

In order to strengthen its total security services, which support global businesses from their establishment of information security management initiatives to their introduction of countermeasures and operations, and to further establish its infrastructure in the Germany, Switzerland, and Austria region, NTT Communications acquired InfoTrust AG (headquartered in Switzerland), which has a client base of multinational corporations in Switzerland.

Network Expansion

•

To meet the demand for high-quality, highly reliable IP backbones, NTT Communications established new connection points as part of its Global Internet Access service “Global IP Network” in Boston, United States, and Bangkok, Thailand.

[3] Development of Services for Corporate Customers

Main Services Launched in the Fiscal Year

Service	Description

Arcstar Contact Center	A cloud service that enables an increase or decrease in the number of operators and flexible changes to functions used at contact centers that conduct customer service business operations.

Arcstar Universal One Advanced Option Virtual Appliance Type	An optional service that provides cloud-based network functions such as firewalls and application acceleration that previously required the installation of dedicated on-premise equipment.

Global Management One	A service that provides a centralized portal for and the operation and management of all ICT environments, including NTT Communications Group services (ranging from networks to cloud platforms and applications), customers’ on-premise equipment and other companies’ services, with globally uniform specifications and quality.

[4] Development of Services for Individual Customers

Main Services Launched in the Fiscal Year

Service	Description

OCN Hikari	A service that enables the integrated use of optical broadband services and the Internet connection service “OCN” by using the “Hikari Collaboration Model” provided by NTT East and NTT West.

As a result of the above, and despite a decline in domestic fixed voice-related revenues, consolidated operating revenues in the long-distance and international communications business segment for the fiscal year ended March 31, 2015 increased to 1,998.6 billion yen (an increase of 10.4% from the previous fiscal year) due to an increase in system integration revenues primarily resulting from the expansion of overseas consolidated subsidiaries. On the other hand, consolidated operating expenses for the fiscal year ended March 31, 2015 increased to 1,885.1 billion yen (an increase of 12.0% from the previous fiscal year) due to factors such as an increase in revenue-linked expenses. As a result, consolidated operating income decreased to 113.6 billion yen (a decrease of 10.9% from the previous fiscal year).

Mobile Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	4,461.2	4,383.4	(77.8)	(1.7)%
Operating expenses	3,644.0	3,747.6	103.7	2.8%
Operating income	817.2	635.8	(181.5)	(22.2)%

Number of Subscriptions

	(Thousands of subscriptions)
	As of March 31, 2014	As of March 31, 2015	Change	Percent Change
Mobile phone services	63,105	66,595	3,490	5.5%
LTE (“Xi” services)	21,965	30,744	8,779	40.0%
FOMA services	41,140	35,851	(5,289)	(12.9)%
sp-mode services	23,781	28,160	4,379	18.4%
i-mode services	26,415	22,338	(4,077)	(15.4)%

Notes:

1.	Number of subscriptions to mobile phone services, LTE (“Xi”) and “FOMA” services includes communication module service subscriptions.
2.	Effective March 3, 2008, the use of the “2-in-1” service, in principle, requires a “FOMA” subscription; the number of mobile phone service subscriptions and the number of “FOMA” service subscriptions include such “FOMA” subscriptions.

NTT DOCOMO, NTT’s major subsidiary in the mobile communications business segment, undertook various initiatives to reinforce its competitiveness in the mobile area, including the launch of a new billing plan, the enhancement of networks using LTE services and the introduction of highly functional and appealing devices. In addition, in the Smart Life area, NTT DOCOMO promoted its expansion of new services to support Smart Life for its customers by further enhancing dmarket, through collaboration and partnerships with a variety of vendors, and through other initiatives. NTT DOCOMO also launched the fiber-optic broadband services “docomo Hikari” and “docomo Hikari Pack” in March 2015. The main initiatives are as follows.

[1] Number of Subscriptions to Main Services

In order to meet the diverse needs of its customers, NTT DOCOMO endeavored to enhance its product lineup, including its smartphone and tablet devices, wearable devices, Wi-Fi devices, and other offerings.

•	Number of mobile phone service subscriptions: 66.6 million (an increase of 3.49 million subscriptions from the previous fiscal year)

(Included in the above) LTE (“Xi” service) subscriptions: 30.74 million (an increase of 8.78 million subscriptions from the previous fiscal year)

(Included in the above) FOMA service subscriptions: 35.85 million (a decrease of 5.29 million subscriptions from the previous fiscal year)

(Note) Number of subscriptions to mobile phone services, LTE (“Xi”) and “FOMA” services includes communication module service subscriptions.

Main Services Launched in the Fiscal Year

Service, etc.	Description
Kake-hodai & Pake-aeru	A new billing plan comprising four main components: “Kake-hodai” (a flat-rate domestic voice calling plan), “Share Pack” (a packet data quota-sharing plan among family members), “Zutto DOCOMO Wari” (a discount service favoring long-term users with graduated discounts based on length of subscription) and “U25 Ouen Wari” (a service providing helpful discounts to users of age 25 or younger)

ddelivery	A service that delivers take-out and household groceries.

dmagazine	A service that provides unlimited access to electronic magazines at a fixed rate.

docomo Hikari

“docomo Hikari” Standalone Type	A fiber-optic broadband service utilizing the “Hikari Collaboration Model” provided by NTT East and NTT West.

ISP Rate Inclusive Type	An inclusive service comprising fiber-optic broadband service utilizing the “Hikari Collaboration Model” provided by NTT East and NTT West, and Internet connection service.

docomo Hikari Pack	A discount service that provides “docomo Hikari” and smartphone/cellphone services at discounted rates by combining the rate of “docomo Hikari” with “Kake-hodai & Pake-aeru.”

[2] Expansion of Service Area

•

In order to provide even wider service areas, NTT DOCOMO increased the number of LTE base stations nationwide from 55,300 to 97,400. In addition, in order to promote further increases in speed, NTT DOCOMO increased the number of LTE base stations that can support maximum download speeds of over 100Mbps from 3,500 to 57,700.

•

NTT DOCOMO launched “VoLTE,” an LTE-based voice communications service which provides reliable and high-sound quality calls compared to conventional voice calling services. In addition, NTT DOCOMO began providing “PREMIUM 4GTM,” a service that delivers download speeds of up to 225Mbps using the next-generation LTE-Advanced system.

[3] Efforts in the Smart Life Area

•

In conjunction with runtastic GmbH (headquartered in Austria), NTT DOCOMO jointly developed and launched “Runtastic for docomo,” a new training support service that uses a wearable measurement device made from the “hitoe” fabric, which measures and manages users’ heart rate, electrocardiograph and other bodily data, in conjunction with a dedicated application.

•

NTT DOCOMO entered into an agreement with Tesla Motors, Inc. (headquartered in the United States) to provide an in-vehicle information/communication platform and data connectivity for Tesla Model S electric vehicles marketed in Japan.

As a result of the above, despite expansion in the Smart Life business and in other areas, consolidated operating revenues for the mobile communications business segment for the fiscal year ended March 31, 2015 decreased to 4,383.4 billion yen (a decrease of 1.7% from the previous fiscal year) due to, among other factors, a decline in mobile voice revenues, primarily as a result of the impact of the “Monthly Support” discount program and the new “Kake-hodai & Pake-aeru” billing plan. Further, despite the promotion of cost optimization, consolidated operating expenses for the fiscal year ended March 31, 2015 increased to 3,747.6 billion yen (an increase of 2.8% from the previous fiscal year) due to, among other factors, the cost of mobile handsets and other revenue-linked expenses. As a result, consolidated operating income decreased to 635.8 billion yen (a decrease of 22.2% from the previous fiscal year).

Data Communications Business Segment

Overview of Business Results by Business Segment (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	1,343.9	1,511.0	167.2	12.4%
Operating expenses	1,275.9	1,424.7	148.7	11.7%
Operating income	67.9	86.4	18.4	27.2%

NTT DATA has evolved into a corporate group that efficiently provides a wide range of ICT services on a global scale, and is working to achieve its business goals of “Global Top 5 (Revenue over 1,500 billion yen)” and “EPS (Earnings Per Share) of 200 yen.” NTT DATA’s Medium-Term Management Plan for the fiscal year ended March 31, 2013 through the fiscal year ending March 31, 2016 has the following focus areas: “Expansion of new fields and reinforcement of product competitiveness,” “Expansion, enhancement and reinforcement of global business” and “Pursuit of overall optimization.” The main initiatives are as follows.

[1] Management Policies

•

Targeting the costs required for management operations, NTT DATA worked steadily toward the reorganization and integration of divisions and mobilization and optimized allocation of management resources, beginning with standardization, improvement of efficiency and consolidation of its business.

[2] Status of Business Activity Measures

•

NTT DATA concluded a multi-year agreement with Daimler AG, the German automobile manufacturer, and began providing services as a strategic partner for the maintenance and operation of its global enterprise resource planning (“ERP”) system and for the development of additional systems.

•

NTT DATA received an order from the government of Myanmar to develop a trade processing and customs clearing systems, utilizing NTT DATA’s expertise in domestic trade processing and customs clearing systems, as part of the initiative to export Japanese infrastructure solutions.

•

With regard to the digital archiving work contracted with the Vatican Apostolic Library, NTT DATA digitalized the Library’s valuable manuscripts and made them available for viewing by the public on the Library’s website.

•

NTT DATA, in partnership with Tokyo Electric Power Co., Inc. (TEPCO), promoted a series of services that utilize the Smart Meter operations management system developed byTEPCO. In addition, NTT DATA received an order from the Organization for Cross-Regional Coordination of Transmission Operators, Japan for a “switching support system” aimed at promoting the organization’s electric power system reform.

Main Services Launched in the Fiscal Year

Service	Description

BizXaas Omnichannel	A cloud service that enables centralized management of product information, customer information, inventory information, and information on orders received, which had previously been managed separately on e-commerce sites or at actual store locations.

As a result of the above, consolidated operating revenues from the data communications business segment for the fiscal year ended March 31, 2015 increased to 1,511.0 billion yen (an increase of 12.4% from the previous fiscal year) due to, among other things, an increase in overseas consolidated subsidiaries, cultivation of new customers, and expansion of the scale of systems for existing customers. On the other hand, despite a decrease in unprofitable transactions, consolidated operating expenses increased to 1,424.7 billion yen (an increase of 11.7% from the previous fiscal year) due to an increase in revenue-linked expenses. As a result, consolidated operating income increased to 86.4 billion yen (an increase of 27.2% from the previous fiscal year).

Other Business Segment

Overview of Business Results by Business Segment (April 1, 2014 – March 31, 2015)

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Operating revenues	1,328.5	1,272.2	(56.3)	(4.2)%
Operating expenses	1,272.4	1,204.8	(67.7)	(5.3)%
Operating income	56.1	67.5	11.4	20.3%

In the other business segment, due to decreased revenues in the real estate and systems development businesses, consolidated operating revenues for the fiscal year ended March 31, 2015 decreased to 1,272.2 billion yen (a decrease of 4.2% from the previous fiscal year). On the other hand, consolidated operating expenses for the fiscal year ended March 31, 2015 decreased to 1,204.8 billion yen (a decrease of 5.3% from the previous fiscal year) due to, among other things, a decrease in revenue-linked expenses. As a result, consolidated operating income increased to 67.5 billion yen (an increase of 20.3% from the previous fiscal year).

(2) Analysis of Financial Position

Net cash provided by operating activities for the fiscal year ended March 31, 2015 decreased 336.1 billion yen (12.3%) from the previous fiscal year to 2,391.8 billion yen. This decrease was due to, among other factors, a decrease in operating income as well as the effect of bank holidays.

Net cash used in investing activities decreased 238.2 billion yen (11.3%) from the previous fiscal year to 1,868.6 billion yen. This decrease was due to, among other factors, decreases in capital investments and in payments for the purchase of non-current investments and other such investments.

Net cash used in financing activities increased 55.6 billion yen (8.9%) from the previous fiscal year to 678.0 billion yen. This increase was due to, among other factors, an increase in the payments for the acquisition of subsidiaries’ shares, which offset a decrease in stock repurchases and an increase in borrowings.

As a result of the above, NTT Group’s consolidated cash and cash equivalents as of March 31, 2015 totaled 849.2 billion yen, a decrease of 135.3 billion yen (13.7%) from the end of the previous fiscal year.

	(Billions of yen)
	Fiscal Year Ended March 31, 2014 (April 1, 2013 – March 31, 2014)	Fiscal Year Ended March 31, 2015 (April 1, 2014 – March 31, 2015)	Change	Percent Change
Cash flows provided by operating activities	2,727.9	2,391.8	(336.1)	(12.3)%
Cash flows used in investing activities	(2,106.8)	(1,868.6)	238.2	11.3%
Cash flows used in financing activities	(622.4)	(678.0)	(55.6)	(8.9)%
Cash and cash equivalents at the end of year	984.5	849.2	(135.3)	(13.7)%

(3) Basic Policy Concerning Profit Distribution; Dividends in the Current Term and Next Term

In addition to increasing corporate value over the medium- and long-term, NTT has identified the return of profits to shareholders as an important management goal. In determining the level of dividends, NTT, while giving consideration to stability and sustainability, takes into account a full range of factors, including business performance, financial standing and dividend payout ratio.

NTT is planning to distribute dividends of 180 yen per share for the current annual period, comprising a 90-yen end-of-term dividend and a 90-yen interim dividend. For the next annual period, dividends are planned to be 200 yen for the full year.

While maintaining a good financial standing and as part of a capital policy to improve capital efficiency, NTT intends to use internal funds for investments in new business opportunities.

Note:	NTT authorized a two-for-one stock split of its common stock, with an effective date of July 1, 2015, at a meeting of its board of directors held on May 15, 2015. The dividend forecast for the next annual period described above does not reflect the impact of the stock split. The dividend forecast for the next annual period, taking the stock split into account, is 100 yen per share for the full year.

2. STATUS OF THE NTT CORPORATE GROUP

NTT Group consists of NTT (Holding Company), its 917 subsidiaries and 121 affiliated companies (as of March 31, 2015). The principal businesses of NTT Group are its regional communications business, long-distance and international communications business, mobile communications business, and data communications business.

The principal elements of NTT Group’s businesses and the main consolidated subsidiaries in each business are as follows.

Among NTT’s main consolidated subsidiaries, NTT DOCOMO, INC. (NTT DOCOMO), NTT DATA CORPORATION (NTT DATA), NTT URBAN DEVELOPMENT CORPORATION (NTTUD) and XNET Corporation are listed on the First Section of the Tokyo Stock Exchange, NJK Corporation is listed on the Second Section of the Tokyo Stock Exchange and NTT DATA INTRAMART CORPORATION is listed on the Tokyo Stock Exchange Mothers.

(1) Regional Communications Business

The principal elements in this business are intra-prefectural communications services and related ancillary services pertaining to domestic communications services.

The consolidated subsidiaries in the regional communications business are NIPPON TELEGRAPH AND TELEPHONE EAST CORPORATION (NTT East), NIPPON TELEGRAPH AND TELEPHONE WEST CORPORATION (NTT West), NTT EAST-MINAMIKANTO CORPORATION(*1), NTT-ME CORPORATION, NTT INFRASTRUCTURE NETWORK CORPORATION, NTT EAST SERVICE CORPORATION, NTT BUSINESS SOLUTIONS CORPORATION, NTT NEOMEIT CORPORATION, NTT MARKETING ACT CORPORATION, NTT FIELDTECHNO CORPORATION, NTT DIRECTORY SERVICES Co., NTT Printing Corporation(*2), TelWel East Japan Corporation, NTT Solco Corporation, NTT CARD SOLUTION CORP., NTT EAST PROPERTIES, INC., NTT SOLMARE CORPORATION, NTT WEST ASSET PLANNING CORPORATION, TelWel West Nippon Corporation, and 35 other companies.

(2) Long-distance and International Communications Business

The principal elements in this business are inter-prefectural communications services, international communications services, solution services and related services thereof.

The consolidated subsidiaries in the long-distance and international communications business are NTT COMMUNICATIONS CORPORATION (NTT Communications), Dimension Data Holdings plc (Dimension Data), NTT PC Communications Incorporated, NTT Plala Inc., NTT Resonant Inc., NTT America, Inc., NTT EUROPE LTD., NTT AUSTRALIA PTY. LTD., Verio Inc.(*3), NTT Com Security AG, Virtela Technology Services Incorporated, RagingWire Data Centers, Inc., RW Holdco Inc., RW Midco Inc., Arkadin International SAS, GYRON INTERNET LIMITED, NETMAGIC SOLUTIONS PRIVATE LIMITED, NETMAGIC IT SERVICES PRIVATE LIMITED, Spectrum Holdings Inc., Dimension Data Commerce Centre Limited, Dimension Data (U.S.) II, Inc., Dimension Data (U.S.) Inc., Dimension Data North America, Inc., Dimension Data International Limited, Dimension Data Holdings Nederland B.V., Solutionary, Inc., NTT Innovation Institute, Inc., and 323 other companies.

(3) Mobile Communications Business

The principal elements in this business are mobile telephone services and related services.

The consolidated subsidiaries in the mobile communications business are NTT DOCOMO, DOCOMO CS, Inc. (*4), DOCOMO Support, Inc., DOCOMO Systems, Inc., DOCOMO Technology, Inc., DOCOMO Guam Holdings, Inc., MCV Guam Holding Corp., D2C Inc., mmbi, Inc., OAK LAWN MARKETING, INC., Tower Records Japan Inc., NTT DOCOMO Ventures, Inc., ABC Cooking Studio Co.,Ltd(*5), Radishbo-ya Co., Ltd., DOCOMO ANIME STORE, INC., DOCOMO Deutschland GmbH, Buongiorno S.p.A., net mobile AG, DOCOMO interTouch Pte. Ltd., DOCOMO Capital, Inc., and 154 other companies.

(4) Data Communications Business

The principal elements in this business are systems integration services and network system services.

The consolidated subsidiaries in the data communications business are NTT DATA, NTT DATA i CORPORATION, NTT DATA KANSAI CORPORATION, XNET Corporation, Japan Information Processing Service Co., Ltd., NTT DATA INTRAMART CORPORATION, JSOL CORPORATION, NJK Corporation, NTT DATA CUSTOMER SERVICE CORPORATION, NTT DATA SYSTEM TECHNOLOGIES INC., NTT Data International L.L.C., NTT DATA EUROPE GmbH & CO. KG, itelligence AG, NTT DATA Deutschland GmbH, NTT DATA, Inc., NTT DATA ITALIA S.P.A., NTT DATA EMEA LTD., NTT DATA Enterprise Services Holding, Inc., NTT DATA ASIA PACIFIC PTE. LTD., EVERIS PARTICIPACIONES, S.L.U., and 233 other companies.

(5) Other Business

The principal elements in this business are the real estate business, financing business, construction and electricity business, system development business and advanced technology development business.

Other consolidated subsidiaries of NTT are NTTUD, UD EUROPE LIMITED, NTT FINANCE CORPORATION, NTT FACILITIES, INC., NTT COMWARE CORPORATION, NTT ADVANCED TECHNOLOGY CORPORATION, NTT Electronics Corporation, NTT Software Corporation, NTT ADVERTISING, INC., InfoCom Research, Inc., NTT Human Solutions Corporation, NTT LEARNING SYSTEMS CORPORATION, NTT BUSINESS ASSOCIE Corporation, NTT LOGISCO Inc., NTT Broadband Platform, Inc., and 71 other companies.

*1:	NTT EAST-TOKYO CORPORATION changed its name to NTT EAST-MINAMI KANTO CORPORATION on July 1, 2014.
*2:	NTT Quaris Corporation changed its name to NTT Printing Corporation on October 1, 2014.
*3:	Verio Inc. merged into NTT America, Inc. on April 1, 2015.
*4:	DOCOMO Engineering Inc. changed its name to DOCOMO CS, Inc. on July 1, 2014.
*5:	ABC HOLDINGS Co.,Ltd. merged into ABC Cooking Studio Co.,Ltd on January 1, 2015.

A group organizational chart appears on the following page.

ORGANIZATIONAL CHART OF THE NTT GROUP

Customer
NTT GROUP
< Regional Communications Business>
NTT East
NTT West
<Regional Communications Support Group>
· Regional Communications Related Businesses
NTT EAST-MINAMIKANTO CORPORATION
NTT-ME CORPORATION
NTT INFRASTRUCTURE NETWORK CORPORATION
NTT EAST SERVICE CORPORATION
NTT BUSINESS SOLUTIONS CORPORATION
NTT NEOMEIT CORPORATION
NTT MARKETING ACT CORPORATION
NTT FIELDTECHNO CORPORATION
· Others
NTT DIRECTORY SERVICES Co.
NTT Printing Corporation
TelWel East Japan Corporation
NTT Solco Corporation
NTT CARD SOLUTION CORP.
NTT EAST PROPERTIES, INC.
NTT SOLMARE CORPORATION
NTT WEST ASSET PLANNING CORPORATION
TelWel West Nippon Corporation
and others
< Long-distance and International Communications Business>
NTT Communications
Dimension Data
<Long-distance and International Communications Support Group>
· Internet and International Communications Related Businesses
NTT PC Communications Incorporated
NTT Plala Inc.
NTT Resonant Inc.
NTT America, Inc.
NTT EUROPE LTD.
NTT AUSTRALIA PTY. LTD.
Verio Inc.
NTT Com Security AG
Virtela Technology Services Incorporated
RagingWire Data Centers, Inc.
RW Holdco Inc.
RW Midco Inc.
Arkadin International SAS
GYRON INTERNET LIMITED
NETMAGIC SOLUTIONS PRIVATE LIMITED
NETMAGIC IT SERVICES PRIVATE LIMITED
Spectrum Holdings Inc.
Dimension Data Commerce Centre Limited
Dimension Data (U.S.) II, Inc.
Dimension Data (U.S.) Inc.
Dimension Data North America, Inc.
Dimension Data International Limited
Dimension Data Holdings Nederland B.V.
Solutionary, Inc.
NTT Innovation Institute, Inc.
and others
< Mobile Communications Business>
NTT DOCOMO
<Mobile Communications Support Group>
· Mobile Communications Related Businesses
DOCOMO CS, Inc.
DOCOMO Support, Inc.
DOCOMO Systems, Inc.
DOCOMO Technology, Inc.
DOCOMO Guam Holdings, Inc.
MCV Guam Holding Corp.
· Others
D2C Inc.
mmbi,Inc.
OAK LAWN MARKETING, INC.
Tower Records Japan Inc.
NTT DOCOMO Ventures, Inc.
ABC Cooking Studio Co.,Ltd
Radishbo-ya Co., Ltd.
DOCOMO ANIME STORE, INC.
DOCOMO Deutschland GmbH
Buongiorno S.p.A.
net mobile AG
DOCOMO interTouch Pte. Ltd.
DOCOMO Capital, Inc.
and others
< Data Communications Business>
NTT DATA
<Data Communications Support Group>
· System Integration Related Businesses
NTT DATA i CORPORATION
NTT DATA KANSAI CORPORATION
XNET Corporation
Japan Information Processing Service Co.,Ltd.
NTT DATA INTRAMART CORPORATION
JSOL CORPORATION
NJK Corporation
NTT DATA CUSTOMER SERVICE CORPORATION
NTT DATA SYSTEM TECHNOLOGIES INC.
NTT Data International L.L.C.
NTT DATA EUROPE GmbH & CO. KG
itelligence AG
NTT DATA Deutschland GmbH
NTT DATA, Inc.
NTT DATA ITALIA S.P.A.
NTT DATA EMEA LTD.
NTT DATA Enterprise Services Holding, Inc.
NTT DATA ASIA PACIFIC PTE. LTD.
EVERIS PARTICIPACIONES, S.L.U.
and others
< Other Business>
· Real Estate Business
NTTUD
UD EUROPE LIMITED
· Financing Business
NTT FINANCE CORPORATION
· Construction & Electricity Business
NTT FACILITIES, INC.
· System development Business
NTT COMWARE CORPORATION
· Advanced Technology Development Businesses
NTT ADVANCED TECHNOLOGY CORPORATION
NTT Electronics Corporation
NTT Software Corporation
· Others
NTT ADVERTISING, INC.
InfoCom Research, Inc.
NTT Human Solutions Corporation
NTT LEARNING SYSTEMS CORPORATION
NTT BUSINESS ASSOCIE Corporation
NTT LOGISCO Inc.
NTT Broadband Platform, Inc.
and others
NIPPON TELEGRAPH AND TELEPHONE CORPORATION

3. BUSINESS OPERATION POLICY

(1) Basic Business Operation Policy

For over 100 years, NTT Group has been the mainstay behind the growth and development of Japanese telecommunications; this track record, the confidence that comes with it, and one of the world’s leading R&D capabilities serve as the foundation from which we will “continue to provide safe and secure services, and continue to always earn the trust of our customers and stakeholders.” In order to do so, we will fulfill the legal responsibilities and social mission demanded of each of our businesses in a market environment characterized by intense competition, and at the same time move proactively to develop our businesses to meet the needs of the diversifying and expanding ICT industry. Our aim is for sustainable development backed always by a high level of trust from both our customers and our shareholders.

(2) Medium-Term Management Objectives and Issues Facing the Corporate Group

In furtherance of this basic business operation policy, in November 2012, NTT Group formulated its Medium-Term Strategy, entitled “Towards the Next Stage,” in order to respond to globalization of the market and the development of cloud services. In May 2015, NTT Group formulated a new Medium-Term Strategy, entitled “Towards the Next Stage 2.0,” in order to further accelerate its group-wide efforts to become a “Value Partner” that customers continue to select, which motivated NTT Group’s adoption of its initial “Towards the Next Stage” strategy. For additional details, please refer to the new Medium-Term Strategy, “Towards the Next Stage 2.0,” which was announced on the same day as this filing.

4. BASIC APPROACH TO THE SELECTION OF ACCOUNTING STANDARDS

NTT Group is considering adopting International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018 in order to, among other things, improve the international comparability of its financial information in the capital markets and increase the efficiency of its financial reporting.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

	Millions of yen
	March 31, 2014	March 31, 2015	Increase (Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥849,174	¥(135,289)
Short-term investments	38,949	36,342	(2,607)
Notes and accounts receivable, trade	2,509,030	2,663,012	153,982
Allowance for doubtful accounts	(46,893)	(43,230)	3,663
Accounts receivable, other	345,197	408,051	62,854
Inventories	415,309	390,523	(24,786)
Prepaid expenses and other current assets	394,294	434,023	39,729
Deferred income taxes	220,662	219,333	(1,329)

Total current assets	4,861,011	4,957,228	96,217

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,592,070	(367,494)
Telecommunications service lines	15,408,604	15,647,879	239,275
Buildings and structures	6,060,129	6,107,299	47,170
Machinery, vessels and tools	1,949,903	1,995,879	45,976
Land	1,238,742	1,299,072	60,330
Construction in progress	359,014	404,698	45,684

	37,975,956	38,046,897	70,941
Accumulated depreciation	(28,136,268)	(28,245,427)	(109,159)

Net property, plant and equipment	9,839,688	9,801,470	(38,218)

Investments and other assets:
Investments in affiliated companies	521,634	542,247	20,613
Marketable securities and other investments	407,766	515,580	107,814
Goodwill	1,086,636	1,186,161	99,525
Software	1,309,912	1,247,956	(61,956)
Other intangible assets	401,194	413,552	12,358
Other assets	1,195,608	1,448,296	252,688
Deferred income taxes	661,500	589,937	(71,563)

Total investments and other assets	5,584,250	5,943,729	359,479

Total assets	¥20,284,949	¥20,702,427	¥417,478

	Millions of yen
	March 31, 2014	March 31, 2015	Increase (Decrease)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥330,423	¥60,979
Current portion of long-term debt	425,351	370,279	(55,072)
Accounts payable, trade	1,540,249	1,579,572	39,323
Current portion of obligations under capital leases	16,929	20,604	3,675
Accrued payroll	448,061	429,440	(18,621)
Accrued taxes on income	256,994	124,861	(132,133)
Accrued consumption tax	47,376	148,168	100,792
Advances received	266,743	243,263	(23,480)
Other	405,677	475,078	69,401

Total current liabilities	3,676,824	3,721,688	44,864

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,688,825	205,152
Obligations under capital leases (excluding current portion)	35,951	34,382	(1,569)
Liability for employees’ retirement benefits	1,327,873	1,387,962	60,089
Accrued liabilities for point programs	130,466	108,099	(22,367)
Deferred income taxes	233,151	196,853	(36,298)
Other	446,293	486,536	40,243

Total long-term liabilities	5,657,407	5,902,657	245,250

Redeemable noncontrolling interests	25,912	28,272	2,360

Equity:
NTT shareholders’ equity
Common stock, no par value	937,950	937,950	—
Additional paid-in capital	2,827,010	2,846,723	19,713
Retained earnings	4,808,361	5,126,657	318,296
Accumulated other comprehensive income (loss)	94,966	268,232	173,266
Treasury stock, at cost	(156,933)	(497,702)	(340,769)

Total NTT shareholders’ equity	8,511,354	8,681,860	170,506

Noncontrolling interests	2,413,452	2,367,950	(45,502)

Total equity	10,924,806	11,049,810	125,004

Total liabilities and equity	¥20,284,949	¥20,702,427	¥417,478

(2) CONSOLIDATED STATEMENTS OF INCOME AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME YEAR ENDED MARCH 31

Consolidated Statements of Income

	Millions of yen
	2014	2015	Increase (Decrease)
Operating revenues:
Fixed voice related services	¥1,578,941	¥1,441,383	¥(137,558)
Mobile voice related services	1,052,622	872,062	(180,560)
IP / packet communications services	3,711,866	3,672,157	(39,709)
Sale of telecommunications equipment	969,664	996,996	27,332
System integration	2,275,034	2,691,766	416,732
Other	1,337,047	1,420,953	83,906

	10,925,174	11,095,317	170,143

Operating expenses:
Cost of services (excluding items shown separately below)	2,360,916	2,434,870	73,954
Cost of equipment sold (excluding items shown separately below)	885,288	948,903	63,615
Cost of system integration (excluding items shown separately below)	1,643,988	1,900,319	256,331
Depreciation and amortization	1,880,293	1,827,998	(52,295)
Impairment losses	5,738	38,739	33,001
Selling, general and administrative expenses	2,929,111	2,856,458	(72,653)
Goodwill and other intangible asset impairments	6,187	3,464	(2,723)

	9,711,521	10,010,751	299,230

Operating income	1,213,653	1,084,566	(129,087)

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(47,684)	(44,016)	3,668
Interest income	17,632	18,398	766
Other, net	110,594	7,681	(102,913)

	80,542	(17,937)	(98,479)

Income before income taxes and equity in earnings (losses) of affiliated companies	1,294,195	1,066,629	(227,566)

Income tax expense (benefit):
Current	483,113	364,845	(118,268)
Deferred	3,433	32,504	29,071

	486,546	397,349	(89,197)

Income before equity in earnings (losses) of affiliated companies	807,649	669,280	(138,369)

Equity in earnings (losses) of affiliated companies	(50,792)	5,889	56,681

Net income	756,857	675,169	(81,688)

Less – Net income attributable to noncontrolling interests	171,384	157,103	(14,281)

Net income attributable to NTT	¥585,473	¥518,066	¥(67,407)

Per share of common stock:
Weighted average number of shares outstanding (Shares)	1,149,758,214	1,093,680,009
Net income attributable to NTT (Yen)	¥509.21	¥473.69

Consolidated Statements of Comprehensive Income

	Millions of yen
	2014	2015	Increase (Decrease)
Net income	¥756,857	¥675,169	¥(81,688)
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on securities	16,057	76,308	60,251
Unrealized gain (loss) on derivative instruments	(4,895)	2,903	7,798
Foreign currency translation adjustments	156,471	129,863	(26,608)
Pension liability adjustments	163,241	16,370	(146,871)
Total other comprehensive income (loss)	330,874	225,444	(105,430)
Total comprehensive income (loss)	1,087,731	900,613	(187,118)
Less – Comprehensive income attributable to noncontrolling interests	214,360	209,281	(5,079)

Total comprehensive income (loss) attributable to NTT	¥873,371	¥691,332	¥(182,039)

(3) CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEAR ENDED MARCH 31, 2014

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,827,612	¥5,227,268	¥(192,932)	¥(568,459)	¥8,231,439	¥2,290,564	¥10,522,003

Net income			585,473			585,473	171,384	756,857

Other comprehensive income (loss)				287,898		287,898	42,976	330,874

Cash dividends			(186,174)			(186,174)	(96,203)	(282,377)
Changes in NTT’s ownership interest in subsidiaries		(1,069)				(1,069)	4,731	3,662
Stock compensation transactions		467				467		467
Acquisition of treasury stock					(406,696)	(406,696)		(406,696)
Resale of treasury stock		3			13	16		16
Cancellation of treasury stock		(3)	(818,206)		818,209	—		—
At end of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

YEAR ENDED MARCH 31, 2015

	Millions of yen
	NTT shareholders’ equity
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total	Noncontrolling interests	Total Equity
At beginning of year	¥937,950	¥2,827,010	¥4,808,361	¥94,966	¥(156,933)	¥8,511,354	¥2,413,452	¥10,924,806

Net income			518,066			518,066	156,013	674,079

Other comprehensive income (loss)				173,266		173,266	50,943	224,209

Cash dividends			(199,770)			(199,770)	(96,100)	(295,870)

Changes in NTT’s ownership interest in subsidiaries		17,421				17,421	(156,358)	(138,937)
Stock compensation transactions		2,292				2,292		2,292
Acquisition of treasury stock					(340,781)	(340,781)		(340,781)
Resale of treasury stock					12	12		12
At end of year	¥937,950	¥2,846,723	¥5,126,657	¥268,232	¥(497,702)	¥8,681,860	¥2,367,950	¥11,049,810

(4) CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

	Millions of yen
	2014	2015	Increase (Decrease)

Cash flows from operating activities:
Net income	¥756,857	¥675,169	¥(81,688)
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	1,880,293	1,827,998	(52,295)
Impairment losses	5,738	38,739	33,001
Deferred taxes	3,433	32,504	29,071
Goodwill and other intangible asset impairments	6,187	3,464	(2,723)
Losses on disposals of property, plant and equipment	98,317	104,718	6,401
Gains on sales of property, plant and equipment	(33,119)	(34,191)	(1,072)
Gains resulting from the exchange of rights	(59,996)	—	59,996
Equity in (earnings) losses of affiliated companies	50,792	(5,889)	(56,681)
(Increase) decrease in notes and accounts receivable, trade	17,415	(126,476)	(143,891)
(Increase) decrease in inventories	(68,776)	(12,044)	56,732
(Increase) decrease in other current assets	(16,658)	(86,809)	(70,151)
Increase (decrease) in accounts payable, trade and accrued payroll	66,032	(21,538)	(87,570)
Increase (decrease) in accrued consumption tax	(11,621)	99,661	111,282
Increase (decrease) in advances received	37,691	(32,481)	(70,172)
Increase (decrease) in accrued taxes on income	20,909	(133,894)	(154,803)
Increase (decrease) in other current liabilities	(20,351)	60,141	80,492
Increase (decrease) in liability for employees’ retirement benefits	42,964	38,753	(4,211)
Increase (decrease) in other long-term liabilities	(33,122)	2,588	35,710
Other	(15,081)	(38,601)	(23,520)

Net cash provided by operating activities	¥2,727,904	¥2,391,812	¥(336,092)

	Millions of yen
	2014	2015	Increase (Decrease)
Cash flows from investing activities:
Payments for property, plant and equipment	¥(1,486,651)	¥(1,444,917)	¥41,734
Payments for intangibles	(416,583)	(358,209)	58,374
Proceeds from sales of property, plant and equipment	50,625	54,424	3,799
Payments for purchases of non-current investments	(50,517)	(31,097)	19,420
Proceeds from sales and redemptions of non-current investments	15,444	27,478	12,034
Acquisitions of subsidiaries, net of cash acquired	(211,195)	(42,217)	168,978
Payments for purchases of short-term investments	(60,485)	(61,364)	(879)
Proceeds from redemptions of short-term investments	92,396	70,644	(21,752)
Other	(39,840)	(83,321)	(43,481)

Net cash used in investing activities	(2,106,806)	(1,868,579)	238,227

Cash flows from financing activities:
Proceeds from issuance of long-term debt	637,253	615,353	(21,900)
Payments for settlement of long-term debt	(735,894)	(496,729)	239,165
Proceeds from issuance of short-term debt	4,872,714	5,931,664	1,058,950
Payments for settlement of short-term debt	(4,713,795)	(5,889,243)	(1,175,448)
Dividends paid	(186,174)	(199,770)	(13,596)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(406,680)	(338,399)	68,281
Acquisitions of shares of subsidiaries from noncontrolling interests	(5,834)	(175,088)	(169,254)
Other	(84,030)	(125,796)	(41,766)

Net cash used in financing activities	(622,440)	(678,008)	(55,568)

Effect of exchange rate changes on cash and cash equivalents	24,372	19,486	(4,886)

Net increase (decrease) in cash and cash equivalents	23,030	(135,289)	(158,319)
Cash and cash equivalents at beginning of year	961,433	984,463	23,030

Cash and cash equivalents at end of year	¥984,463	¥849,174	¥(135,289)

Cash paid during the year for:
Interest	¥48,836	¥44,795	¥(4,041)
Income taxes, net	462,349	543,354	81,005

Noncash investing and financing activities:
Capital lease obligations incurred during the year	14,933	20,987	6,054
Cancellation of treasury stock	818,209	—	(818,209)
Assets acquired through exchange of rights	62,221	—	(62,221)
Assets acquired through exchange of buildings	—	18,719	18,719

(5) Going Concern Assumption

None

(6) Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

The consolidated financial statements of NTT have been prepared in conformity with accounting principles generally accepted in the United States of America (Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), etc.).

Principal Accounting Policies, etc.

Marketable Securities

ASC320, “Investments – Debt and Equity Securities” applies.

Inventories

Inventories are stated at the lower of cost or market. The cost of telecommunications equipment to be sold is determined by the first-in first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method with the exception of buildings, for which the straight-line method is used.

Goodwill, Software and Other Intangible Assets

ASC350, “Intangibles – Goodwill and Other” applies.

Liability for Employees’ Retirement Benefits

ASC715, “Compensation – Retirement Benefits” applies.

Derivative Financial Instruments

ASC815, “Derivatives and Hedging” applies.

Income Taxes

Income taxes are computed based on income before income taxes in the consolidated statements of income. According to the asset and liability approach, the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and of operating loss carryforwards are recognized as deferred tax assets or liabilities.

(7) Change in Significant Matters Serving as a Basis for the Preparation of Consolidated Financial Statements

Change in accounting estimate

Effective July 1, 2014, NTT Group revised its estimate of the expected useful life of a part of the software for telecommunications network and internal-use software based on the actual utilization of the software to reflect an extended expected useful life of up to 7 years. This modification complies with ASC Topic 250, Accounting Changes and Error Corrections, and will be applied prospectively as a change in accounting estimates.

The financial impact from this change in accounting estimate on “Income before income taxes and equity in earnings (losses) of affiliated companies,” “Net income attributable to NTT” and “Per share of common stock” of “Net income attributable to NTT” for the fiscal year ended March 31, 2015 is ¥51,307 million, ¥21,754 million, and ¥19.89, respectively.

(8) Business Segments

1. Operating revenues

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Regional communications business
External customers	3,129,362	3,032,292	(97,070)
Intersegment	442,948	473,227	30,279

Total	3,572,310	3,505,519	(66,791)

Long-distance and international communications business
External customers	1,713,439	1,906,784	193,345
Intersegment	96,463	91,857	(4,606)

Total	1,809,902	1,998,641	188,739

Mobile communications business
External customers	4,422,614	4,340,317	(82,297)
Intersegment	38,589	43,080	4,491

Total	4,461,203	4,383,397	(77,806)

Data communications business
External customers	1,221,481	1,401,348	179,867
Intersegment	122,374	109,671	(12,703)

Total	1,343,855	1,511,019	167,164

Other
External customers	438,278	414,576	(23,702)
Intersegment	890,248	857,664	(32,584)

Total	1,328,526	1,272,240	(56,286)

Elimination	(1,590,622)	(1,575,499)	15,123

Consolidated total	10,925,174	11,095,317	170,143

2. Segment profit

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Segment profit
Regional communications business	127,240	168,860	41,620
Long-distance and international communications business	127,476	113,568	(13,908)
Mobile communications business	817,230	635,751	(181,479)
Data communications business	67,916	86,361	18,445
Other	56,098	67,481	11,383

Total segment profit	1,195,960	1,072,021	(123,939)
Elimination	17,693	12,545	(5,148)

Consolidated total	1,213,653	1,084,566	(129,087)

3. Segment assets

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
Segment assets
Regional communications business	7,162,076	7,041,285	(120,791)
Long-distance and international communications business	2,314,780	2,609,666	294,886
Mobile communications business	7,676,820	7,326,360	(350,460)
Data communications business	1,774,562	1,930,349	155,787
Other	10,664,076	10,589,357	(74,719)

Total segment assets	29,592,314	29,497,017	(95,297)
Elimination	(9,307,365)	(8,794,590)	512,775

Consolidated total	20,284,949	20,702,427	417,478

4. Other significant items

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Depreciation and amortization
Regional communications business	751,906	734,518	(17,388)
Long-distance and international communications business	149,734	162,610	12,876
Mobile communications business	719,132	663,344	(55,788)
Data communications business	135,358	148,927	13,569
Other	118,415	113,814	(4,601)

Total segment	1,874,545	1,823,213	(51,332)
Elimination	5,748	4,785	(963)

Consolidated total	1,880,293	1,827,998	(52,295)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Capital investments for segment assets (*)
Regional communications business	722,829	666,164	(56,665)
Long-distance and international communications business	168,413	198,112	29,699
Mobile communications business	703,124	661,765	(41,359)
Data communications business	147,725	140,900	(6,825)
Other	150,672	150,582	(90)

Consolidated total	1,892,763	1,817,523	(75,240)

(*)

The figures for capital investments are the accrual-based amounts required for acquisition of property, plant and equipment, and intangibles. The differences from the figures for “Payments for property, plant and equipment” and “Payments for intangibles” in the consolidated statements of cash flows are as follows:

	Millions of yen
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Payments for property, plant and equipment	1,486,651	1,444,917	(41,734)
Payments for intangibles	416,583	358,209	(58,374)

Total	1,903,234	1,803,126	(100,108)
Difference from the total of capital investments	10,471	(14,397)	(24,868)

(9) Employees’ Retirement Benefits

Retirement Benefits and Contract-type Corporate Pension Plan

1. Benefit obligations

	(Millions of yen)
	March 31, 2014	March 31, 2015
Benefit obligation, end of year	(1,903,160)	(1,879,969)
Fair value of plan assets, end of year	1,130,188	1,122,736
Under funded status	(772,972)	(757,233)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2014	March 31, 2015
Liability for employees’ retirement benefits	(831,192)	(869,635)
Other assets	58,220	112,402
Accumulated other comprehensive loss (income)	189,737	162,053

Net amount recognized	(583,235)	(595,180)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2014	March 31, 2015
Net actuarial loss	193,727	164,108
Transition obligation	609	453
Prior service cost	(4,599)	(2,508)

Total	189,737	162,053

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015
Service cost	72,631	65,160
Interest cost on projected benefit obligation	30,021	25,510
Expected return on plan assets	(22,069)	(22,027)
Net amortization	3,864	2,151
Curtailment gain from the change in pension plans	(12,966)	—

Total	71,481	70,794

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2014	Year ended March 31, 2015
Discount rate	Projected benefit obligation	1.4%	1.0%
	Net pension cost	1.5%	1.4%
Rate of compensation increase		2.4-4.0%	2.4-4.0%
Expected long-term return on plan assets		2.0%	2.0%

Defined Contribution Pension Plan

NTT and certain subsidiaries recorded 18,082 million yen of retirement benefit expenses related to NTT Group’s defined contribution benefit plan in the fiscal year ended March 31, 2015.

The NTT Kigyou-Nenkin-Kikin (NTT Corporate Defined Benefit Pension Plan)

1. Benefit obligations

	(Millions of yen)
	March 31, 2014	March 31, 2015
Benefit obligation, end of year	(1,553,265)	(1,683,431)
Fair value of plan assets, end of year	1,056,584	1,165,104
Under funded status	(496,681)	(518,327)

The following table provides the amounts recognized in the consolidated balance sheets:

	(Millions of yen)
	March 31, 2014	March 31, 2015
Liability for employees’ retirement benefits	(496,681)	(518,327)
Accumulated other comprehensive loss (income)	23,188	28,015

Net amount recognized	(473,493)	(490,312)

The following table provides the amounts recognized as accumulated other comprehensive loss (income):

	(Millions of yen)
	March 31, 2014	March 31, 2015
Net actuarial loss	95,549	93,281
Prior service cost	(72,361)	(65,266)

Total	23,188	28,015

2. Cost for employees’ retirement benefits

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015
Service cost	39,098	37,281
Interest cost on projected benefit obligation	22,961	21,278
Expected return on plan assets	(23,871)	(25,825)
Net amortization	9,753	(1,704)
Employee contributions	(3,557)	(3,753)

Total	44,384	27,277

3. Assumptions in determination of benefit obligations and costs

		Year ended March 31, 2014	Year ended March 31, 2015
Discount rate	Projected benefit obligation	1.4%	1.0%
	Net pension cost	1.5%	1.4%
Rate of compensation increase		3.4%	3.4%
Expected long-term return on plan assets		2.5%	2.5%

(10) Investment Property

1. Investment Property

NTT Group maintains investment properties including office buildings.

2. Fair Value of Investment Property

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015
Amount included in the consolidated balance sheets (1)
Balance at beginning of year	832,372	899,877
Increase (Decrease)	67,505	85,864
Balance at end of year	899,877	985,741
Fair value at end of year (2)	1,524,282	1,718,560

(1)	“Amount included in the consolidated balance sheets” represents the original acquisition cost reduced by the accumulated depreciation amount and the accumulated impairment loss.
(2)	“Fair value at end of year” is calculated primarily through real estate appraisal standards.

(11) Additional Information

The Change in Corporate Tax Rates

Following the enactment of the Act for the Partial Revision of the Income Tax Act and the Act for the Partial Revision of the Local Tax Act on March 31, 2015, the corporate tax rates have been changed for fiscal years that began on or after April 1, 2015. Due to the change in the enacted tax rates, the statutory effective tax rate to be used for the calculation of deferred tax assets and liabilities decreased and as a result, when compared with the effective tax rate applied before this revision, deferred tax assets(net) decreased ¥54,357 million and current net income attributable to NTT decreased ¥47,841 million.

Impairment of Multimedia Broadcasting Business for Mobile Devices Assets

For the fiscal year ended March 31, 2015, NTT DOCOMO Group failed to meet the projected revenues from the multimedia broadcasting business for mobile devices due to new competition in content and services provided through smart phones, resulting in a significant increase in uncertainty over the likelihood of future significant improvement of the profitability of the multimedia broadcasting business of NTT DOCOMO’s Smart Life business segment. As a result, NTT DOCOMO evaluated the recoverability for its long-lived assets, including property, plant and equipment and intangible assets, of the multimedia broadcasting business for the fiscal year ended March 31, 2015.

As the estimated undiscounted future cash flows generated by such long-lived assets were less than their carrying amounts, the carrying amounts of such long-lived assets were reduced to fair value. NTT DOCOMO estimated the fair value of the assets based on observable market transactions involving sales of comparable assets. Consequently, NTT Group recorded a non-cash impairment loss of ¥30,161 million as “Impairment loss” in the consolidated statements of income, which included an impairment loss for the intangible assets of ¥6,365 million.

Lux e-shelter 1 S.a.r.l. (“e-shelter”) Stock Acquisition

NTT Communications resolved to acquire 86.7% of the outstanding shares of German data center services provider e-shelter at the board of directors’ meeting convened on March 2, 2015, and entered into a stock purchase agreement with e-shelter’s shareholders on the same day. Pursuant to the terms of the agreement, NTT Communications plans to consummate the acquisition during the fiscal year ending March 31, 2016. The effectiveness of the agreement is contingent upon, among other things, approval of the German and Austrian antitrust regulatory authorities, German foreign exchange and foreign trade regulators, and the completion of legal proceedings.

(12) Subsequent Events

Stock Split

On May 15, 2015, the board of directors resolved that NTT Group will implement a stock split as follows:

1. Objective of the Stock Split

The objective of the two-for-one stock split is to lower NTT’s minimum investment cost per unit, thereby improving the investment environment for its shares and expanding its investor base.

2. Outline of Stock Split

(1)	Method of stock split

The record date for the stock split will be June 30, 2015. Each share of common stock held by shareholders as of the record date will be split into two.

(2) Increase in number of shares as a result of stock split

Number of shares outstanding prior to stock split: 1,136,697,235 shares

Increase in number of shares as a result of stock split: 1,136,697,235 shares

Number of shares outstanding after stock split: 2,273,394,470 shares

Number of shares authorized to be issued after stock split: 6,192,920,900 shares

(3) Stock split schedule

Public notice date of the record date: June 15, 2015

Record date: June 30, 2015

Effective date: July 1, 2015

3. Effects per share of common stock

Per share information for the previous fiscal year and the current fiscal year, assuming the stock split had been carried out at the beginning of the previous fiscal year, is as follows:

	Year ended March 31, 2014	Year ended March 31, 2015
Weighted average number of shares outstanding (excluding treasury stock)	2,299,516,428 shares	2,187,360,018 shares
Net income per share attributable to NTT	254.61 yen	236.85 yen
Dividends	85.00 yen	90.00 yen

	Year ended March 31, 2014	Year ended March 31, 2015
Number of shares outstanding (excluding treasury stock)	2,220,092,856 shares	2,117,199,258 shares
Shareholders’ Equity per Share	3,833.78 yen	4,100.63 yen

6. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) NON-CONSOLIDATED BALANCE SHEETS

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	March 31, 2014	March 31, 2015
ASSETS
Current assets:
Cash and bank deposits	10,308	8,052
Accounts receivable, trade	2,695	1,503
Supplies	220	189
Advance payment	828	866
Deferred income taxes	789	957
Short-term loans receivable	290,523	296,784
Accounts receivable, other	67,730	93,480
Subsidiary deposits	2,340	4
Other	5,705	4,419

Total current assets	381,143	406,257

Fixed assets:
Property, plant and equipment
Buildings	110,612	105,758
Structures	4,589	4,378
Machinery, equipment and vehicles	419	380
Tools, furniture and fixtures	17,048	15,478
Land	31,320	31,350
Lease assets	412	373
Construction in progress	1,658	1,411

Total property, plant and equipment	166,062	159,131

Intangible fixed assets	37,520	25,840
Investments and other assets
Investment securities	15,756	12,769
Investments in subsidiaries and affiliated companies	5,094,091	5,093,735
Other securities of subsidiaries and affiliated companies	8,869	8,805
Contributions to affiliated companies	146	135
Long-term loans receivable to subsidiaries	1,579,922	1,303,142
Prepaid pension costs	1,962	1,959
Deferred income taxes	15,104	14,022
Other	1,515	1,575

Total investments and other assets	6,717,369	6,436,145

Total fixed assets	6,920,952	6,621,117

TOTAL ASSETS	7,302,096	7,027,374

	Millions of yen
	March 31, 2014	March 31, 2015
LIABILITIES
Current liabilities:
Accounts payable, trade	249	137
Current portion of corporate bonds	139,998	149,995
Current portion of long-term borrowings	138,150	55,180
Current portion of long-term borrowings from subsidiaries	—	240,000
Short-term borrowings	150,000	46,000
Lease obligations	42	43
Accounts payable, other	21,476	19,339
Accrued expenses	7,071	6,799
Accrued taxes on income	13,077	1,033
Advances received	141	824
Deposits received	263	641
Deposits received from subsidiaries	82,698	51,617
Unearned revenues	1	1
Other	34,003	0

Total current liabilities	587,173	571,612

Long-term liabilities:
Corporate bonds	1,006,277	856,341
Long-term borrowings	1,104,380	1,218,600
Long-term borrowings from subsidiaries	240,000	—
Lease obligations	749	711
Liability for employees’ retirement benefits	32,773	30,634
Asset retirement obligations	1,390	1,385
Other	347	2,613

Total long-term liabilities	2,385,918	2,110,286

TOTAL LIABILITIES	2,973,091	2,681,899

NET ASSETS
Shareholders’ equity:
Common stock	937,950	937,950
Capital surplus
Additional paid-in capital	2,672,826	2,672,826
Other capital surplus	—	0

Total capital surplus	2,672,826	2,672,826

Earned surplus
Legal reserve	135,333	135,333
Other earned surplus
Other reserve	531,000	—
Accumulated earned surplus	207,372	1,097,546

Total earned surplus	873,705	1,232,879

Treasury stock	(156,932)	(497,702)

Total shareholders’ equity	4,327,549	4,345,954

Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	1,455	(478)

Total unrealized gains (losses), translation adjustments, and others	1,455	(478)

TOTAL NET ASSETS	4,329,004	4,345,475

TOTAL LIABILITIES AND NET ASSETS	7,302,096	7,027,374

(2) NON-CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2014	2015
Operating revenues:
Dividends received	288,155	276,812
Revenues from group management	18,499	18,500
Revenues from basic R&D	114,499	106,499
Other services	9,687	10,015

Total operating revenues	430,843	411,828

Operating expenses:
Administration	21,629	20,686
Experiments and research	86,949	81,485
Depreciation and amortization	35,083	31,947
Retirement of fixed assets	1,056	965
Miscellaneous taxes	2,594	2,774

Total operating expenses	147,313	137,859

Operating income	283,530	273,969

Non-operating revenues:
Interest income	21,366	18,419
Lease and rental income	11,163	10,627
Miscellaneous income	1,393	4,939

Total non-operating revenues	33,924	33,985

Non-operating expenses:
Interest expenses	14,969	14,015
Corporate bond interest expenses	15,597	14,005
Lease and rental expenses	5,633	5,102
Miscellaneous expenses	3,931	2,437

Total non-operating expenses	40,131	35,561

Recurring profit	277,322	272,393

Special profits:
Gains on sales of investments in subsidiary	—	299,280

Total special profits	—	299,280

Special losses:
Write-off of investments in subsidiaries	—	2,257

Total special losses	—	2,257

Income before income taxes	277,322	569,416

Corporation, inhabitant and enterprise taxes	(1,977)	11,825
Deferred tax expenses (benefits)	75	1,012

Total income taxes	(1,902)	12,838

Net income	279,224	556,578

(3) NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND OTHER NET ASSETS

(Based on accounting principles generally accepted in Japan)

YEAR ENDED MARCH 31, 2014

	Millions of yen
	NTT shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other reserve	Accumulated earned surplus	Total earned surplus
At beginning of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥932,528	¥1,598,861
Net change during the annual period
Cash dividends							(186,174)	(186,174)
Net income							279,224	279,224
Payments to acquire treasury stock
Resale of treasury stock			2	2
Cancellation of treasury stock			(2)	(2)			(818,206)	(818,206)
Others, net
Total net change during the annual period	—	—	—	—	—	—	(725,156)	(725,156)
At end of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥207,372	¥873,705

	Millions of yen
	NTT shareholders’ equity		Unrealized gains (losses), translation adjustments, and others
	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others	Total net assets
At beginning of year	¥(568,458)	¥4,641,179	¥(7)	¥(7)	¥4,641,171
Net change during the annual period
Cash dividends		(186,174)			(186,174)
Net income		279,224			279,224
Payments to acquire treasury stock	(406,696)	(406,696)			(406,696)
Resale of treasury stock	13	15			15
Cancellation of treasury stock	818,209	—			—
Others, net			1,462	1,462	1,462
Total net change during the annual period	411,526	(313,629)	1,462	1,462	(312,167)
At end of year	¥(156,932)	¥4,327,549	¥1,455	¥1,455	¥4,329,004

YEAR ENDED MARCH 31, 2015

	Millions of yen
	NTT shareholders’ equity
		Capital surplus			Earned surplus
						Other earned surplus
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Other reserve	Accumulated earned surplus	Total earned surplus
At beginning of year	¥937,950	¥2,672,826	¥—	¥2,672,826	¥135,333	¥531,000	¥207,372	¥873,705
Cumulative effect of changes in accounting policies							2,365	2,365
Current balance reflecting changes in accounting policies	937,950	2,672,826	—	2,672,826	135,333	531,000	209,737	876,071
Net change during the annual period
Cash dividends							(199,769)	(199,769)
Net income							556,578	556,578
Return of other reserve						(531,000)	531,000	—
Payments to acquire treasury stock
Resale of treasury stock			0	0
Others, net
Total net change during the annual period	—	—	0	0	—	(531,000)	887,808	356,808
At end of year	¥937,950	¥2,672,826	¥0	¥2,672,826	¥135,333	¥—	¥1,097,546	¥1,232,879

	Millions of yen
	NTT shareholders’ equity		Unrealized gains (losses), translation adjustments, and others		Total net assets
	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
At beginning of year	¥(156,932)	¥4,327,549	¥1,455	¥1,455	¥4,329,004
Cumulative effect of changes in accounting policies		2,365			2,365
Current balance reflecting changes in accounting policies	(156,932)	4,329,914	1,455	1,455	4,331,370
Net change during the annual period
Cash dividends		(199,769)			(199,769)
Net income		556,578			556,578
Return of other reserve		—			—
Payments to acquire treasury stock	(340,781)	(340,781)			(340,781)
Resale of treasury stock	12	12			12
Others, net			(1,934)	(1,934)	(1,934)
Total net change during the annual period	(340,769)	16,039	(1,934)	(1,934)	14,105
At end of year	¥(497,702)	¥4,345,954	¥(478)	¥(478)	¥4,345,475

(4) NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED MARCH 31

(Based on accounting principles generally accepted in Japan)

	Millions of yen
	2014	2015
Cash flows from operating activities:
Income before income taxes	277,322	569,416
Depreciation and amortization	37,583	34,329
Loss on disposal of property, plant and equipment	741	720
Dividends received	(288,155)	(276,812)
Gains on sale of investment in subsidiary	—	(299,280)
Write-off of investments in subsidiaries	—	2,257
Increase (decrease) in liability for employees’ retirement benefits	915	(2,139)
(Increase) decrease in accounts receivable	1,878	9,891
Increase (decrease) in accounts payable and accrued expenses	(1,720)	(3,398)
Increase (decrease) in accrued consumption tax	(201)	2,303
(Increase) decrease in other current assets	(2,387)	(839)
Increase (decrease) in deposits received from subsidiaries	(6,678)	(31,080)
Other	11,070	16,115

Sub-total	30,368	21,484

Interest and dividends received	310,612	295,612
Interest paid	(31,541)	(28,137)
Income taxes received (paid)	(4,771)	(58,560)

Net cash provided by operating activities	304,668	230,399

Cash flows from investing activities:
Payments for property, plant and equipment	(27,192)	(17,953)
Payments for purchase of investment securities	(28,938)	(3,832)
Proceeds from sale of investment in subsidiary	—	299,999
Payments for long-term loans	(280,000)	(70,000)
Proceeds from long-term loans receivable	353,800	339,750
Other	27	1,261

Net cash provided by investing activities	17,696	549,225

Cash flows from financing activities:
Proceeds from issuance of long-term debt	320,950	221,000
Payments for settlement of long-term debt	(343,300)	(329,750)
Net increase (decrease) in short-term borrowings	183,971	(138,025)
Payments for settlement of lease obligations	(44)	(43)
Dividends paid	(186,174)	(199,769)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(406,680)	(338,398)

Net cash used in financing activities	(431,277)	(784,987)

Effect of exchange rate changes on cash and cash equivalents	80	0

Net increase (decrease) in cash and cash equivalents	(108,832)	(5,362)

Cash and cash equivalents at beginning of year	123,856	15,023

Cash and cash equivalents at end of year	15,023	9,661

7. OTHER

CHANGES IN BOARD OF DIRECTORS

Scheduled Date of Appointment: June 26, 2015

(1) Candidate for Member of the Board

Takashi Hiroi (Senior Vice President of Finance and Accounting)

(2) Candidate scheduled to take office as Executive Vice President

Akira Shimada (Member of the Board)

(3) New Executive Positions and Organizational Responsibilities

Scheduled Date of Appointment: June 26, 2015

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities
Executive Vice President	Akira Shimada	Member of the Board
Senior Vice President of General Affairs		Senior Vice President of General Affairs

Member of the Board	Takashi Hiroi	Senior Vice President of Finance and Accounting
Senior Vice President of Finance and Accounting

[Note]

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

Attachment

Nippon Telegraph and Telephone Corporation

May 15, 2015

NTT’s Shares and Shareholders (as of March 31, 2015)

1.	Classification of Shareholders

Details	NTT’s Shares and Shareholders (1 unit = 100 shares)								Shares Representing Less Than One Unit
	Government and Public Bodies	Financial Institutions	Securities Firms	Other Domestic Corporations	Foreign Corporations, etc.		Domestic Individuals, etc.	Total
					Non- Individuals	Individuals
Total Holders	4	247	58	6,024	1,225	818	742,213	750,589	—
Total Shares (Units)	3,690,733	1,727,255	130,657	136,177	3,120,701	4,862	2,541,534	11,351,919	1,505,335
%	32.51	15.22	1.15	1.20	27.49	0.04	22.39	100.00	—

Notes:

(1)	“Domestic Individuals, etc.” includes 780,979 units of treasury stock, and “Shares Representing Less Than One Unit” includes 6 shares of treasury stock. 78,097,906 shares of treasury stock are recorded in the shareholders’ register; the actual number of treasury stock shares at the end of March 31, 2015 was 78,097,606.
(2)	“Other Domestic Corporations” includes 147 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.
(3)	The number of shareholders who only own shares representing less than one unit is 186,622.

2.	Classification by Number of Shares

Details	NTT’s Shares and Shareholders (1 unit =100 shares)								Shares Representing Less Than One Unit
	At Least 1,000 Units	At Least 500 Units	At Least 100 Units	At Least 50 Units	At Least 10 Units	At Least 5 Units	At Least 1 Unit	Total
Number of Holders	388	149	780	829	20,093	47,505	680,845	750,589	—
%	0.05	0.02	0.10	0.11	2.68	6.33	90.71	100.00	—
Total Shares (Units)	9,392,898	100,961	164,458	53,660	307,649	288,158	1,044,135	11,351,919	1,505,335
%	82.74	0.89	1.45	0.47	2.71	2.54	9.20	100.00	—

Notes:

(1)	“At Least 1,000 Units” includes 780,979 units of treasury stock, and “Shares Representing Less Than One Unit” includes 6 shares of treasury stock.
(2)	“At Least 100 Units” includes 147 units under the name of the Japan Securities Depository Center, and “Shares Representing Less Than One Unit” includes 72 shares under the name of the Japan Securities Depository Center.

3. Principal Shareholders

Name	Shareholdings (in thousands of shares)	Percentage of Total Shares Issued (%)
The Minister of Finance	369,062	32.47
Japan Trustee Services Bank, Ltd. (Trust Account)	36,602	3.22
The Master Trust Bank of Japan, Ltd. (Trust Account)	30,248	2.66
Moxley and Co LLC	15,407	1.36
State Street Bank and Trust Company	12,597	1.11
JP Morgan Chase Bank 385632	10,241	0.90
Japan Trustee Services Bank, Ltd. (Trust Account 9)	9,998	0.88
NTT Employee Share-Holding Association	9,140	0.80
The Bank of New York Mellon SA/NV 10	8,840	0.78
State Street Bank and Trust Company 505202	8,396	0.74

Total	510,536	44.91

Note: The Company’s holdings of treasury stock (78,097,606 shares) are not included in the above table.

Financial Results for the Fiscal Year Ended March 31, 2015 and Financial Forecasts for the Fiscal Year Ending March 31, 2016

May 15, 2015

The forward-looking statements and projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained or referred to herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained or referred to herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

* “E” in this material represents that the figure is a plan or projection for operation.

** “FY” in this material indicates the fiscal year ending March 31 of the succeeding year.

Financial Results for the Fiscal Year Ended March 31, 2015 1 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

FY2014 Highlights

Operating Income

(Billions of yen)

1,213.7

1,084.6

FY2013 FY2014

Overseas Sales

Overseas Sales in billions of yen Overseas Sales in billions of USD

1,585.4 1,196.0 15.0 12.2

FY2013 FY2014

Operating Revenues increased for the fifth consecutive year; Operating Income decreased Expansion of global cloud services

?Promoting M&A

NTT Communications acquired e-shelter, a Europe-based data center provider

?Cross-selling order volume was approximately US$200 million

?Overseas sales increased to ¥1,585.4 billion (a ¥389.4 billion increase year-on-year) ?Percentage of corporate sales represented by overseas sales: 44%

Enhanced competitiveness of network services

?Expansion of NTT’s user base

17.83 million new billing plan subscribers

66.60 million mobile phone subscribers (net increase of 3.49 million subscribers)

18.72 million FLET’S Hikari subscribers (net increase of 0.67 million subscribers), including 0.27 million subscribers to the “Hikari Collaboration Model”

Number of subscribers to Hikari TV and FLET’S TV: 4.36 million (net increase of 0.37 million subscribers)

?Fixed-line and mobile access cost reductions

Reduction of ¥239.0 billion year-over-year, and a total ¥651.0 billion in reductions compared to FY2011

?Capex to Sales

15.6% as a result of enhanced efficiency in capital investments

Shareholder returns

? Completed ¥338.1 billion of share buybacks (mainly from the Japanese government) ? Dividends of ¥180 per share for FY2014, a ¥10 increase year-on-year

Financial Results for the Fiscal Year Ended March 31, 2015 2 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Consolidated Results and Forecasts (U.S. GAAP)

FY2014 Highlights

Operating Revenues increased, spurred by the continued growth of our overseas businesses Operating Income decreased due to a decrease in income in the Mobile communications segment, despite increased revenues in other segments; fell short of the FY2014 Forecast by ¥10.4 billion Earnings Per Share (EPS) was ¥473.69, a 29.2% increase compared to FY2011

(Billions of yen)

FY2014

FY2014

FY2013 Forecasts

Change Change from the

year-on-year [%] Revised

Forecasts

Operating

Revenues 11,095.3 +170.1 +1.6% +85.3 10,925.2 11,010.0

Operating

Expenses 10,010.8 +299.2 +3.1% +95.8 9,711.5 9,915.0

Operating

Income 1,084.6 (129.1) (10.6)% (10.4) 1,213.7 1,095.0

Net Income * 518.1 (67.4) (11.5)% (10.9) 585.5 529.0

EPS 473.69 (35.52) (7.0)% (5.31) 509.21 479.00

(yen)

* Net Income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2015 3 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Consolidated Results and Forecasts (U.S. GAAP)

FY2014 Contributing Factors by Segment

Operating Revenues [year-on-year : +170.1]

(Billions of yen)

10,925.2
FY2013
66.8
Regional communications business
188.7
Long distance and international communications business
77.8
Mobile communications business
167.2
Data communications business
56.3
Other business
15.1
Elimination of intersegment/Others
11,095.3
FY2014

Operating Expenses [year-on-year : +299.2]

9,711.5
FY2013
108.4
Regional communications business
202.6
Long distance and international communications business
103.7
Mobile communications business
148.7
Data communications business
67.7
Other business
20.3
Elimination of intersegment/Others
10,010.8
FY2014

Operating Income [year-on-year : (129.1)]

FY2013	Regional communications business	Long-distance and international communications business	Mobile communications business	Data communications business	Other business	Elimination of intersegment/ Others	FY2014
1,213.7	↑41.6	↓13.9	↓181.5	↑18.4	↑11.4	↓5.1	1,084.6

—4—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Consolidated Results and Forecasts (U.S. GAAP)

FY2014 Contributing Factors by Segment

Regional communications business: Operating Income increased as a result of vastly improved operational efficiency as well as the reduction of marketing costs.

Long distance and international communications business: Although intensifying domestic competition led to a decrease in Operating Income, overseas businesses experienced steady growth.

Mobile communications business: Operating Revenues decreased due to the increased impact of “Monthly Support” discount programs and the effect of new rate plans, which also resulted in a decrease in Operating Income.

Data communications business: Operating Income increased due to an improvement in gross margins resulting from increased sales, as well as a reduction in unprofitable transactions, among other factors.

Operating [year-on-year +170.1]

Revenues (Billions of yen)

88.7 77.8 167.2 56.3 Other Elimination 15.1 of 11,095.3

66.8 Mobile Data

10,925.2 Regional Long distance and communications communications business intersegment/Others communications international business business

business communications

business

FY2013 FY2014

Operating [year-on-year +299.2]

Expenses

48.7 67.7 20.3

03.7 Other Elimination of 10,010.8

Data business intersegment/Others

08.4 202.6 Mobile communications

9,711.5 Regional Long distance and communications business

communications international business

business communications

business

FY2013 FY2014

Operating [year-on-year (129.1)]

Income

Regional Long-distance and Mobile Data Other business Elimination of communications international communications communications intersegment/

FY2013 business communications business business Others FY2014 business

1,213.7 41.6 13.9 181.5 18.4 11.4 5.1 1,084.6

Financial Results for the Fiscal Year Ended March 31, 2015 4 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Forecast Summary

Operating Revenues are expected to increase for the sixth consecutive year, to reach a record ¥11,350.0 billion Operating Income is expected to recover and reach ¥1,200.0 billion, a ¥115.4 billion increase year-over-year EPS is expected to reach ¥595, a 62.3% increase compared to FY2011

(Billions of yen)

FY2015 Forecasts

FY2014

Change

year-on-year [%]

Operating

Revenues 11,095.3 11,350.0 +254.7 +2.3%

Operating

Expenses 10,010.8 10,150.0 +139.2 +1.4%

Operating

Income 1,084.6 1,200.0 +115.4 +10.6%

Net Income 518.1 630.0 +111.9 +21.6%

?

EPS 473.69 595.00 +121.31 +25.6%

(yen)

?Net income represents net income attributable to NTT, excluding noncontrolling interests.

Financial Results for the Fiscal Year Ended March 31, 2015 5 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Consolidated Results and Forecasts (U.S. GAAP)

FY2015 Forecast Summary by Segment

Regional communications business: Operating Income is expected to increase due to, among other factors, decreased marketing costs as the “Hikari Collaboration Model” becomes fully established, despite an expected continued decrease in Operating Revenues Long distance and international communications business: Although intensifying domestic competition is expected to lead to a decrease in Operating Income, Operating Revenues are expected to increase due to the steady growth of overseas businesses.

Mobile communications business: Operating Revenues and Operating Income are both expected to increase due to a softening of the adverse impact of the new billing plans, increased revenues from the “docomo Hikari” and “Smart Life” business areas, and cost reductions.

Data communications business: Operating Income and Operating Revenues are expected to increase due to an improvement in gross margins resulting from increased sales and a reduction in unprofitable transactions, among other factors.

Operating Revenue Operating Income

11,095.3* +254.7 11,350.0* +115.4 1,200.0*

1,272.2 (12.2) 1,260.0 1,084.6* (22.5) 45.0

67.5 110.0

1,511.0 +29.0 1,540.0 +23.6

86.4

4,383.4 +126.6 4,510.0 675.0

635.8 +39.2

1,998.6 +241.4 2,240.0

(13.6) 100.0

113.6

3,505.5 (105.5) 3,400.0

168.9 +51.1 220.0

FY2014 FY2015E FY2014 FY2015E

Billion yen

Other business

Data communications business Mobile Communications business Long distance and international communications business Regional communications business

*including adjustments such as Elimination

and Financial Financial Results Forecasts for the for Fiscalthe YearFiscal Ended Year Ending March 31, March2015 31, 2016 6 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

NTT

Shareholder Returns

Share buybacks

(Billions of yen)
94.4
200.0
381.7
150.0
406.5
338.1
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014

Dividends per share

(yen)
Pay-out ratio
90
110
120
120
140
160
170
180
19.5%
27.5%
32.3%
31.2%
38.2%
37.2%
33.4%
38.0%
FY 2007
FY 2008
FY 2009
FY 2010
FY 2011
FY 2012
FY 2013
FY 2014

Shareholder Returns

Share buybacks: Completed ¥338.1 billion of share buybacks (mainly from the Japanese government) in FY2014

Dividends: Dividends of ¥180 per share for FY2014, a ¥10 increase year-on-year

Share buybacks 406.5 (Billions of yen)

381.7

338.1

200.0

150.0

94.4

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014

Dividends per share 180 (yen)

170

Pay-out ratio 160

140

120 120 •

90 110 38.2% 37.2% • 38.0% •

•

• 33.4%

• 32.3% •

31.2%

19.5% 27.5%

FY 2007 FY 2008 FY 2009 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014

and Financial Forecasts for the Fiscal Year Ending March 31, 2016 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Shareholder Returns

Dividends: Dividends of ¥200 per share planned for FY2015,

a ¥ 10 increase in interim and year-end dividends and

a ¥ 20 increase in total from FY2014.

Two-for-one stock split of NTT’s common stock:

The objective of the two-for-one stock split* is to lower NTT’s minimum investment cost per unit, thereby improving the investment environment for its shares and expanding its investor base.

* Effective date: July 1, 2015

Note 1: The dividend forecasts for the fiscal year ending March 31, 2016, taking the stock split into account, are as follows:

Interim dividends are ¥50 per share,

Year-end dividends are ¥50 per share,

Annual Dividends (total of the above two items) are ¥100 per share.

Note 2: EPS for the fiscal year ending March 31, 2016, taking the stock split into account, is expected to be ¥297.50.

Financial Results for the Fiscal Year Ended March 31, 2015 8 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Progress of Broadband Services

Progress of Broadband Services

Number of Subscribers for Fixed Broadband Services

FLET’S ADSL

Number of subscribers *1*2 FLET’S Hikari

Hikari Denwa

(Thousands) 20,317

20,000 19,271 19,335 19,444 19,534 19,717 19,788 19,892 19,935 1,001

1,751 1,663 1,572 1,483 1,398 1,333 1,275 1,219 19,316

17,521 17,672 17,873 18,050 18,319 18,455 18,617 18,716 [270]

15,000 17,108 17,108

16,705 16,910

16,256 16,507

15,412 15,664 15,950

10,000

5,000

0

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2014.12 2015.3 2016.3E

Changes from the preceding quarter

(Thousands)

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2014 FY2015E

FLET’S Hikari *1 220 152 200 178 269 136 162 99 665 600

Number of

opened 870 707 743 811 879 683 684 720 2,966 2,750

connections*3

FLET’S ADSL (98) (88) (91) (89) (85) (65) (58) (56) (264) (218)

Hikari Denwa*4*5 242 252 287 305 251 199 204 198 852 0

*1 Number of FLET’S Hikari subscribers includes B FLET’S, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT East, B FLET’S, FLET’S Hikari Premium,

FLET’S Hikari Mytown, FLET’S Hikari Next, FLET’S Hikari Light and FLET’S Hikari WiFi Access provided by NTT West, and wholesale Hikari Access (Hikari Collaboration Model) FTTH

(fiber-to-the-home) access services provided to service providers by NTT East and NTT West.

*2 Figures in [ ] represent FTTH access services which NTT East and NTT West provide to service providers.

*3 Number of opened connections excludes openings due to relocations.

*4 Numbers for Hikari Denwa include wholesale services provided to service providers by NTT East and NTT West.

*5 Numbers of Hikari Denwa subscribers are presented in thousands of channels.

Financial Results for the Fiscal Year Ended March 31, 2015 9 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

NTT

Number of subscribers*

LTE("Xi")
FOMA
(Thousands)
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
61,623
61,772
62,182
63,105
63,566
64,295
65,274
66,595
69,900
14,198
16,398
19,021
21,965
24,043
26,215
28,298
30,744
37,000
47,425
45,374
43,160
41,140
39,523
38,080
36,976
35,851
32,900
2013.6
2013.9
2013.12
2014.3
2014.6
2014.9
2014.12
2015.3
2016.3E

Changes from the preceding quarter

(Thousands)

—10—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Mobile Broadband Services

Number of subscribers*

(Thousands)

LTE(“Xi”) FOMA

69,900

70,000 66,595

61,623 61,772 62,182 63,105 63,566 64,295 65,274

60,000

50,000 14,198 16,398 19,021 21,965 24,043 26,215 28,298 30,744 37,000

40,000

30,000

20,000 47,425 45,374 43,160 41,140 39,523 38,080 36,976 35,851

32,900

10,000

0

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2014.12 2015.3 2016.3E

Changes from the preceding quarter

(Thousands)

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2014 FY2015E

LTE(“Xi”)+FOMA 87 149 410 924 461 729 979 1,322 3,490 3,300

* The number of FOMA subscribers includes communications module service subscribers

Financial Results for the Fiscal Year Ended March 31, 2015 10 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Progress of Broadband Services

ARPU of Mobile Broadband Services (LTE(“Xi”), FOMA)*

Smart ARPU
Packet ARPU
Voice ARPU
(Yen)
5,000
4,000
3,000
2,000
1,000
0
4,680
470
2,720
1,490
4,680
500
2,720
1,460
4,610
510
2,700
1,400
4,460
520
2,680
1,260
4,450
530
2,670
1,250
4,370
560
2,620
1,190
4,340
620
2,560
1,160
4,340
640
2,580
1,120
4,370
590
2,600
1,180
4,310
680
2,540
1,090
FY2013
4-6
7-9
10-12
1-3
FY2014
4-6
7-9
10-12
1-3
FY2014
FY2015E

Please see page 17 regarding the calculation of ARPU.

—11—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

ARPU of Mobile Broadband Services (LTE(“Xi”), FOMA)*

Smart ARPU

Packet ARPU

(Yen) Voice ARPU

5,000 4,680 4,680 4,610

470 500 510 4,460 4,450 4,370 4,340 4,340 4,370 4,310

4,000 520 530 560 620 640 590 680

3,000

2,720 2,720 2,700 2,680 2,670

2,620 2,560 2,580 2,600 2,540

2,000

1,000

1,490 1,460 1,400 1,260 1,250 1,190 1,160 1,120 1,180 1,090

0

FY2013 FY2014

4-6 7-9 10-12 1-3 4-6 7-9 10-12 1-3 FY2014 FY2015E

* NTT DOCOMO’s ARPU calculation methods have been changed from the second quarter of the fiscal year ending March 31, 2015. Accordingly, the ARPU data for the results for the three months ended Jun. 30, 2013 (from Apr. to Jun., 2013), the three months ended Sep. 30, 2013 (from Jul. to Sep., 2013), the three months ended Dec. 31, 2013

(from Oct. to Dec., 2013), the three months ended Mar. 31, 2014 (from Jan. to Mar., 2014), the year ended Mar. 31, 2014 and the three months ended Jun. 30, 2014 (from

Apr. to Jun., 2014) presented above have also been changed.

Please see page 17 regarding the calculation of ARPU.

Financial Results for the Fiscal Year Ended March 31, 2015 11 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Progress of Broadband Services

Number of Subscribers for Video Services

FLET'S TV*1*2
Hikari TV
(Thousands)
5,000
4,000
3,000
2,000
1,000
0
3,552
1,032
2,520
3,692
1,067
2,625
3,841
1,113
2,727
3,984
1,161
2,823
4,086
1,209
2,877
4,183
1,256
2,927
4,275
1,304
2,971
4,359
1,345
3,014
4,522
1,372
3,150
2013.6
2013.9
2013.12
2014.3
2014.6
2014.9
2014.12
2015.3
FY2015E

—12—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Progress of Broadband Services

Number of Subscribers for Video Services

FLET’S TV *1 *2

Hikari TV

(Thousands)

5,000

4,522

4,086 4,183 4,275 4,359

4,000 3,841 3,984

3,552 3,692 1,372

1,113 1,161 1,209 1,256 1,304 1,345

3,000 1,032 1,067

2,000

2,520 2,625 2,727 2,823 2,877 2,927 2,971 3,014 3,150

1,000

0

2013.6 2013.9 2013.12 2014.3 2014.6 2014.9 2014.12 2015.3 FY2015E

* 1 “FLET’S TV” requires a subscription to “FLET’S TV Transmission Services,” provided by NTT East and NTT West, and a subscription to SKY Perfect JSAT’s “SKY Perfect JSAT

Facility Use Services” broadcast service.

* 2 Numbers of subscribers for “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

Financial Results for the Fiscal Year Ended March 31, 2015 12 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Financial Information

Details of Consolidated Statement of Income

Operating Revenues [year-on-year: +170.1]

(Billions of yen)

Fixed voice: (137.6)
Mobile voice: (180.6)
Voice-related services revenues
318.1
Fixed voice
Mobile voice
Fixed IP/packet: (2.2)
Mobile IP/packet: (37.6)
Other: +0.1
SI revenues and sales of telecommunications equipment
444.1
Systems Integration
Telecommunications equipment
IP/packet communications services revenues
39.7
Other revenues
83.9
10,925.2
11,095.3
Systems Integration: +416.7
Telecommunications equipment (Fixed-line): (5.4)
Telecommunications equipment (Mobile): +32.7
FY2013
FY2014

Operating Expenses [year-on-year: +299.2]

Depreciation expenses and loss on disposal of assets
44.8
192.1
Expenses for purchase of goods and services and other expenses
121.6
Personnel expenses
30.4
Other expenses
9,711.5
10,010.8
FY2013
FY2014

—13—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Statement of Income

Operating

Revenues [year-on-year +170.1] Fixed Mobile IP/packet: IP/packet: (2.2) (37.6) (Billions of yen)

Other: +0.1

Fixed voice: (137.6)

Mobile voice: (180.6) SI revenues and sales IP/packet

of telecommunications communications Other revenues

equipment services revenues

services Voice-related revenues 444.1 39.7 83.9

318.1

Fixed voice Systems Integration 11,095.3

10,925.2 Mobile voice Telecommunications

equipment

Systems Integration: +416.7

Telecommunications equipment (Fixed-line): (5.4)

Telecommunications equipment (Mobile): +32.7

FY2013 FY2014

Operating

Expenses [year-on-year +299.2]

Depreciation 21.6 30.4

expenses and loss on O 10,010.8

disposal of assets 192.1 Personnel expenses

44.8

9,711.5 Expenses for purchase

of goods and services

and other expenses

FY2013 FY2014

Financial Results for the Fiscal Year Ended March 31, 2015 13 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Details of Consolidated Balance Sheet

NTT

(Billions of yen)

March 31, 2014

20,284.9

Assets
20,284.9

- **Depreciable Assets** (property, plant and equipment) 8,241.9
- **Deferred Tax Assets** (non-current) 661.5

Liabilities
9,334.2

- **Interest-Bearing Debt** 4,200.0
- **Liability for Employees' Retirement Benefits** 1,327.9

Other
25.9

Equity
10,924.8

- **Treasury Stock** (156.9)

March 31, 2015

20,702.4

Assets
20,702.4
[+417.5]

- **Depreciable Assets (property, plant and equipment)** 8,097.7 [(144.2)]
- **Deferred Tax Assets** (non-current) 589.9 [(71.6)]

Liabilities
9,624.3
[+290.1]

- **Interest-Bearing Debt** 4,406.7 [+206.8]
- **Liability for Employees' Retirement Benefits** 1,388.0 [+60.1]

Other
28.3[+2.4]

Equity
11,049.8
[+125.0]

- **Treasury Stock** (497.7) [(340.8)]

—14—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Balance Sheet

March 31, 2014 March 31, 2015

(Billions of yen)

20,284.9 20,702.4

Liabilities

Liabilities Assets 9,624.3

Assets 9,334.2 20,702.4 [+290.1]

20,284.9 [+417.5] Interest-Bearing

Interest-Bearing Debt

Debt 4,406.7

4,200.0 [+206.8]

Liability for Employees’

Liability for Employees’ Depreciable Assets Retirement Benefits

Depreciable Assets Retirement Benefits (property, plant and 1,388.0

(property, plant and 1,327.9 equipment) [+60.1]

equipment)

8,241.9 Other 8,097.7 Other

25.9 [(144.2)] 28.3[+2.4]

Equity Equity

11,049.8

10,924.8 [+125.0]

Deferred Tax Deferred Tax Assets

Assets Treasury Stock (non-current) Treasury Stock

(non-current) (156.9) [(71.6)] 589.9 [(340.8)] (497.7)

661.5

Financial Results for the Fiscal Year Ended March 31, 2015 14 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Details of Consolidated Cash Flows

Cash flows from operating activities (A)
Cash flows from investing activities (B)
FCF (A) + (B)
Cash flows from financing activities
3,000
2,000
1,000
0
(1,000)
(2,000)
(3,000)
FY2013
FY2014
2,727.9
2,391.8
(336.1)
+238.2
(2,106.8)
(1,868.6)
621.1
523.2
(97.9)
(622.4)
(678.0)
(55.6)
Increase/Decrease from the same period of the previous fiscal year

Interest-bearing debt

(Billions of yen)

4,500.0
4,000.0
3,500.0
3,000.0
4,200.0
4,406.7
4,200.0
FY2013
FY2014
FY2015E

—15—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Details of Consolidated Cash Flows

Cash flows from Cash flows from FCF Cash flows from Interest-bearing debt operating investing (A) + (B) financing

activities activities activities

(A) (B)

Billions of yen

4,500.0

4,406.7

3,000 2,727.9 FY2013

2,391.8

FY2014 4,200.0 4,200.0

2,000

4,000.0

1,000

+238.2 621.1 523.2

0

(336.1) (97.9) 3,500.0

(1,000) (622.4) (678.0)

(55.6)

(2,000) (1,868.6)

(2,106.8) 3,000.0

FY2013 FY2014 FY2015E

Increase/Decrease from the same period of the previous fiscal year

(3,000)

Financial Results for the Fiscal Year Ended March 31, 2015 15 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Capital Investment

Capital Investment

(Billions of yen)

1,892.8
1,795.7
112.4
147.7
141.8
339.4
351.3
703.1
FY2013
92.9
(5.2)%
1,817.5
1,702.9
152.2
140.9
121.4
314.5
312.1
661.8
FY2014
42.9
(2.5)%
1,760.0
1,660.0
175.0
130.0
135.0
290.0
300.0
630.0
FY2015E
Includes consolidated capital investments real estate-related amounts
Other
NTT DATA (Consolidated)
NTT Communications
NTT West
NTT East
NTT DOCOMO (Consolidated)

Capex to Sales Ratio

	FY2013	FY2014	FY2015E
Capex to Sales	16.7%	15.6%	14.9%
* (includes real estate-related amounts)	17.3%	16.4%	15.5%

—16—

Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

Capital Investment

(Billions of yen)

Capital Investment

1,892.8 Includes consolidated

1,795.7 1,817.5 1,760.0 estate-related capital investments amounts real

112.4 1,702.9 1,660.0

147.7 92.9 152.2 Other

5.2)% 42.9 175.0 NTT DATA (Consolidated)

141.8 140.9 2.5)% 130.0 NTT Communications

121.4 135.0 NTT West

339.4 NTT East

314.5 290.0 NTT DOCOMO (Consolidated)

351.3

312.1 300.0

703.1 661.8 630.0

FY2013 FY2014 FY2015E

Capex to Sales Ratio

16.7% 15.6% 14.9% * Amounts include sales and

investments related to real estate and

Capex to Sales solar power generation operations

* (includes real estate-related amounts) 17.3% 16.4% 15.5%

Financial Results for the Fiscal Year Ended March 31, 2015 16 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

Calculation of ARPU

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to each designated service on a per user basis. In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from FOMA mobile phone services and Xi mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

For a complete discussion on the calculation of APRU, please see the “Supplementary Data for the Annual Results for the Fiscal Year Ended March 31, 2015.”

Notes:

(1) The following is the formula we use to compute ARPU for mobile business conducted by NTT DOCOMO.

Mobile Aggregate ARPU (“LTE(‘Xi’)”+“FOMA”) = Voice ARPU (“LTE(‘Xi’)”+“FOMA”) + Packet ARPU (“LTE(‘Xi’)”+“FOMA”) + Smart ARPU

(“LTE(‘Xi’)”+“FOMA”).

NTT DOCOMO’s Voice ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “FOMA” and “LTE(‘Xi’)” services, and Packet ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to

“FOMA” and “LTE(‘Xi’)” services, and Smart ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues from a part of Other Operating

Revenues attributable to “FOMA” and “LTE(‘Xi’)” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

(2) NTT DOCOMO’s ARPU calculation does not include subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail

Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs).

(3) Number of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

1Q Results: Sum of number of active subscribers** for each month from April to June.

2Q Results: Sum of number of active subscribers** for each month from July to September.

3Q Results: Sum of number of active subscribers** for each month from October to December.

4Q Results: Sum of number of active subscribers** for each month from January to March.

FY Results/FY Forecast: Sum of number of active subscribers**/ expected number of active subscribers** for each month from April to March.

** Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

Financial Results for the Fiscal Year Ended March 31, 2015 17 Copyright (c) 2015 Nippon Telegraph and Telephone Corporation

and Financial Forecasts for the Fiscal Year Ending March 31, 2016

May 15, 2015

FOR IMMEDIATE RELEASE

Financial Statements for Fiscal Year Ended March 31, 2015

The financial results of Nippon Telegraph and Telephone East Corporation (NTT East) for the fiscal year ended March 31, 2015 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2015

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Mr. Yasuhiro Kawamori or Mr. Chikashi Sakurai

Accounting Section, Finance Division

Nippon Telegraph and Telephone East Corporation

Tel: +81-3-5359-3331

E-mail: kessan_info@sinoa.east.ntt.co.jp

1. Summary of Business

In the fiscal year ended March 31, 2015, while the economies of Europe and certain emerging countries weakened, the U.S. economy remained stable, leading to a gradual recovery of the global economy. The Japanese economy grew steadily overall, despite decreases in consumer spending levels and other areas due to the increase in the consumption tax rate enacted in April 2014.

The information and communications market is undergoing structural changes beyond the existing framework, including as a result of an increasing shift to broadband services and globalization, fixed-mobile convergence, cloud computing(*1) and smart TV development, penetration of high-speed wireless and Wi-Fi(*2) compatible devices, such as smartphones and tablet devices, and widespread use of applications that enable free phone calls and messaging.

Regional telecommunications markets are also changing dramatically, with intensifying competition in broadband service facilities and services centered around the shift to fiber-optic access, and increasing offloading(*3) needs due to the expansion of the volume of data communications. New services that leverage a variety of wireless devices are also expanding, which in turn leads to diversification in the way that customers are using these devices.

Amid such a difficult and volatile business environment, as a carrier with an important leadership role in the information and communications industry, NTT East has endeavored to be thorough in its compliance regime and to abide by the requirements of fair competition. At the same time, NTT East has aimed to secure a stable and solid foundation for its business, and ensure the reliability of social infrastructure, including the provision of high-quality, stable universal services, construction of a communications network that is resilient against disasters, and prompt restoration of services in times of large-scale natural disasters and other calamities.

NTT East has also engaged in efforts to further enhance broadband/ubiquitous environments and to expand fiber-optic access service user demographics through the provision of new services and products utilizing the next generation network (NGN), as well as providing customer-friendly rate menus that encourage subscribers to use its services for longer terms.

1. Efforts to Promote Fiber Optic and IP Services

Amid intensifying competition with respect to broadband services, NTT East launched new services and carried out other initiatives designed to promote the expansion and continued use of “FLET’S Hikari”(*4) and meet customers’ needs when using their Wi-Fi-compatible devices.

i.	Starting on July 1, 2014, NTT East began offering the new “FLET’S Hikari” services “FLET’S Hikari Next Giga Family Smart Type” and “FLET’S Hikari Next Giga Mansion Smart Type,” which provide transmission speeds at the fastest available level in Japan for both access networks and for home wireless LAN environments, providing a maximum upload and download (sending and receiving data) transmission speed of about 1Gbps, and which are compatible with the latest high-speed wireless LAN standards. In addition to these services, on December 1, 2014, NTT East began providing “FLET’S Hikari Next Family Giga Line Type” and “FLET’S Hikari Next Mansion Giga Line Type” services, which do not utilize Wi-Fi routers.

Furthermore, in order to allow even more customers to utilize “FLET’S Hikari,” NTT East has implemented discount campaigns aimed at attracting new subscribers, including the “Giga Push! Campaign” and “Lighter than FLET’S Hikari Light! Discount” programs.

The membership program for subscribers to “FLET’S Hikari,” the “FLET’S Hikari Members Club,” exceeded five million members(*5) on April 11, 2014. To commemorate this milestone, NTT East conducted a gift campaign beginning in May 2014 for customer members to win points, products and other items through a lottery.

ii.

The growing penetration of high-speed wireless Wi-Fi-compatible devices such as smartphones, tablets and similar devices led NTT East to provide connectivity to “Hikari Station”(*6) Wi-Fi Internet hotspots through the Android/iOS application “Japan Connected-free Wi-Fi”(*7) beginning on August 26, 2014. Users of smartphones and other devices, including visitors to Japan, can now enjoy more convenient Wi-Fi Internet connectivity at tourist attractions and in urban areas. In addition, in order to create demand and enhance convenience for visitors to Japan, Japan Airlines Co., Ltd. (“JAL”) and NTT East collaborated to provide IDs and passwords through the websites of JAL’s overseas domains(*8) to enable visitors to Japan to access free wireless Wi-Fi services at “Hikari Station” hotspots.

Furthermore, given the expansion of the O2O services(*9) market, on November 4, 2014, NTT East started providing the “O2O Cloud Service,” an application service that uses Wi-Fi and is aimed at businesses in the restaurant, retail and other similar industries. This service allows businesses to link to an application for smartphones and tablets to display coupons, recommendations or other information to customers, while also gathering preregistered information from users connected to the Wi-Fi access point.

iii.

In an effort to promote the prosperity of society through the active use of ICT(*10), NTT East held an interactive caravan event, the “Showa Retro Community Forum,” with the objective of stimulating interest in the Internet among senior citizens who still do not use it, by demonstrating to them the Internet’s enjoyability and usefulness. By taking an event car through various areas (a total of 17 prefectures) in eastern Japan, NTT East had senior citizens interact with new technologies and services as they experienced the nostalgic “Showa Retro Worldview.”

In addition, in order to contribute to the maintenance and stabilization of management of nursery schools through the active utilization of ICT, Global Bridge Co. and NTT East collaborated to provide the “Child Care System” nursery school operational management system, with NTT East providing one-stop service, which includes “FLET’S Hikari” services, public wireless LAN access point services, utilization support, fee collection agency services, and other services.

iv.	In order to cultivate new demand by promoting new ICT utilization, on February 1, 2015, NTT East began offering the “Hikari Collaboration Model.” NTT East’s wholesale provision of services such as “FLET’S Hikari” to various service providers will allow such service providers to combine their services with fiber optic access services and provide new services to their customers.

2. Initiatives Relating to the Solutions Business

In order to support its regional customers through the promotion of ICT utilization, NTT East launched business operations for its corporate customers centered on industry-specific solutions that take into account each industry’s characteristics and trends.

i.	On August 20, 2014, NTT East launched “FLET’S VPN Prio” as a new IP-VPN service for the bandwidth priority service “FLET’s Hikari Next Prio,” aimed at customers with large-scale networks. This enables the structuring of a private network capable of reliable transmission that minimizes delays compared to the previous “FLET’S VPN Wide.”

On June 20, 2014, NTT East launched the “Biz Hikari Cloud Natural Disaster Victim Relief Support System” for local governments as a cloud-based service that comprehensively supports efforts to aid in disaster victims’ livelihood rehabilitation, such as “Issuance of Disaster Damage Certificates”(*11) by local governments. This system enables local governments to support disaster victims promptly and impartially and allows disaster victims to receive prompt support in the event of a disaster.

ii.	Amid a business climate where small- to medium-sized enterprises (SMEs) are utilizing mobile devices to achieve greater operational efficiency, on December 1, 2014, NTT East launched “Giga Raku Wi-Fi,” which provides ready-made Wi-Fi environments in response to customer requests, combining Wi-Fi access point equipment and support from installation through operation. Mobile ICT can be effectively utilized in the office, addressing the needs of NTT East customers who hope to improve productivity in their businesses and create new business opportunities.

In addition, on December 10, 2014, NTT East launched “IT Support Plan Mini Light” as a new, lower-cost option that provides support in the office ICT environment with a more limited range of content than the existing support lineup for “Office Marugoto Support,” a support service aimed at SMEs in the event of problems with office IT equipment, including breakdowns or other malfunctions.

iii.	On June 24, 2014, NTT East launched “FLET’S Azukeru PRO Plan” as an addition to the lineup of the “FLET’S Azukeru” online storage service. This service provides enhanced security compared to previous plans and adds additional functionality aimed at businesses, such as the ability to scheduling appointments on calendars. This plan enables schedule sharing and management of calendars among customers with the same subscription agreement as well as calendar registration and confirmation via smartphones and other mobile devices while away from the office.

3. Status of Business Operation Structure

NTT East, in response to the changing market and business environments, and in order to further enhance operational efficiency and to promote service provision by working even more closely with local communities, revised its business management structure on July 1, 2014.

Specifically, in order to further promote the efficiency of its 17 branch offices in each prefecture of the NTT East area, NTT East merged its branch offices into six business divisions and consolidated operations for efficiency where possible. To promote service provision in even closer conjunction with the local communities, NTT East established 29 branch offices as internal units within these business divisions, which divide the larger markets, namely the greater Tokyo metropolitan area (Tokyo, Kanagawa, Chiba and Saitama) and Hokkaido.

In connection with these developments, NTT East reorganized its 17 regional subsidiaries in each prefecture of the NTT East area and NTT East Solutions Corporation, which had overseen corporate sales in the Tokyo area, into four companies. In addition, in order to further increase business efficiency and to promote greater consistency in, and improvement of, service levels, front office operations (including 116 call centers) that had previously been outsourced to multiple companies were re-established as NTT EAST JAPAN SERVICE CORPORATION to operate in a centralized manner.

4. Corporate Social Responsibility Activities

NTT East considers Corporate Social Responsibility (“CSR”) activities to be one of the most important pillars of the management of the company, and recognizes that it is the social responsibility of a company to contribute to the environmentally friendly, healthy and sustainable development of society.

NTT East has directed its efforts as follows: (i) ensuring a high degree of stability and reliability of vital infrastructure that is indispensable to the general public; (ii) complying with laws and regulations, including those that ensure fair competition, protect personal information, make accurate representations in advertising, and regulate the dispatch of workers; and (iii) providing information and communications services that contribute to the reduction of the environmental impact of society as a whole, as well as taking measures to reduce its environmental impact by, among other things, reducing its consumption of energy, resources and electricity.

In addition, having further defined the “Shape the NTT East Group is Aiming For,” NTT East has made an effort to realize CSR activities befitting its position as the leading company in Japan’s information and communications industry, such as working to widen the reach of the “NTT Group CSR Charter” (enacted in June 2006) and striving to set up specific practices for the PDCA cycle based on “KPIs”(*12) established for each important theme of CSR activities. Furthermore, by issuing the NTT East Group CSR Report 2014, NTT East proactively endeavors to disclose relevant information to its stakeholders.

5. Financial Standing

As a result of these and other cost reduction efforts during the fiscal year ended March 31, 2015, operating revenues totaled 1,765.4 billion yen (a decrease of 0.5 percent from the previous fiscal year), operating income totaled 109.8 billion yen (an increase of 64.6 percent from the previous fiscal year), recurring profit was 122.0 billion yen (an increase of 33.0 percent from the previous fiscal year), and net income totaled 69.5 billion yen (an increase of 28.9 percent from the previous fiscal year).

*1:	A form or service providing software and hardware, etc. via a network that can be utilized as needed without the purchase (ownership) of software and hardware, such as a server.

*2:	An abbreviation for Wireless Fidelity. This is a brand name for ensuring compatibility, so that wireless LAN equipment can connect effortlessly with other equipment. This term is now used to signify the wireless LAN environment itself in which Wi-Fi-compatible equipment interacts with other equipment.

*3:	Dispersing the load in order to eliminate reduction in transmission speed or connection difficulties that arise due to an increase in the transmission volume.

*4:	A collective name for “FLET’S Hikari Next,” “B FLET’S,” “FLET’S Hikari Light” and “FLET’S Hikari Wi-Fi Access” (includes Hikari Collaboration Model).

*5:	Numerical value for the “FLET’S Hikari” circuit unit.

*6:	A public wireless LAN access point service provided by NTT East for store and facility owners.

*7:	An application that can connect to free Wi-Fi Internet services, provided by NTT Broadband Platform Inc.

*8:	JAL websites aimed at customers in overseas areas (26 locations globally in 11 languages, excluding Japanese).

*9:	An abbreviation for Online-to-Offline. Promote customer purchasing activities and attract customers to small retail shops and facilities, etc. through information from Internet-based media (websites, email, applications, etc.).

*10:	An abbreviation for Information and Communication Technology. Data communication technology. A collective term for technology related to data communication via computers, including hardware, software, systems, and data communication.

*11:	Documents by which local governments certify the extent of damage to homes and such during disasters, such as fires, floods, earthquakes, etc.. These documents are required when applying for support funds for disaster victim relief or disaster restoration home financing, and claiming indemnity insurance payments, etc.

*12:	An abbreviation for Key Performance Indicator. This is a quantitative indicator that measures the degree to which goals have been achieved.

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	474,554	434,518	(40,036)
Antenna facilities	4,325	3,948	(377)
Terminal equipment	45,756	37,569	(8,186)
Local line facilities	862,315	854,162	(8,153)
Long-distance line facilities	4,107	3,683	(424)
Engineering facilities	612,405	602,828	(9,576)
Submarine line facilities	1,421	1,119	(301)
Buildings	438,137	423,373	(14,764)
Structures	16,807	16,938	130
Other machinery and equipment	4,062	3,400	(662)
Vehicles and vessels	322	307	(14)
Tools, furniture and fixtures	40,745	42,826	2,080
Land	197,026	193,047	(3,978)
Lease assets	475	608	132
Construction in progress	19,885	27,975	8,089
Total property, plant and equipment	2,722,349	2,646,308	(76,041)
Intangible fixed assets	88,386	84,496	(3,889)
Total fixed assets - telecommunications businesses	2,810,736	2,730,805	(79,931)
Investments and other assets
Investment securities	8,231	11,815	3,584
Investments in subsidiaries and affiliated companies	48,253	47,543	(710)
Other investments in subsidiaries and affiliated companies	4,089	3,800	(289)
Investment in capital	343	273	(70)
Long-term prepaid expenses	4,114	4,042	(72)
Prepaid pension costs	13,576	9,167	(4,408)
Deferred income taxes	130,509	117,889	(12,619)
Other investments and assets	4,771	4,047	(724)
Allowance for doubtful accounts	(1,030)	(956)	74
Total investments and other assets	212,859	197,623	(15,235)
Total fixed assets	3,023,595	2,928,428	(95,166)

Current assets:
Cash and bank deposits	25,765	21,980	(3,784)
Notes receivable	171	15	(155)
Accounts receivable, trade	238,999	236,984	(2,014)
Accounts receivable, other	113,953	118,510	4,557
Supplies	33,852	33,633	(219)
Advance payments	1,616	2,332	715
Prepaid expenses	7,237	7,460	223
Deferred income taxes	5,541	6,986	1,445
Deposits	91,534	114,736	23,202
Other current assets	13,920	10,186	(3,734)
Allowance for doubtful accounts	(622)	(544)	78
Total current assets	531,969	552,283	20,313

TOTAL ASSETS	3,555,565	3,480,711	(74,853)

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	548,775	430,955	(117,820)
Lease obligations	987	1,185	197
Liability for employees’ retirement benefits	231,328	232,618	1,290
Reserve for point services	7,074	9,724	2,650
Reserve for unused telephone cards	11,082	9,686	(1,395)
Allowance for environmental measures	4,511	7,748	3,236
Asset retirement obligations	1,110	1,119	9
Other long-term liabilities	8,613	8,292	(321)
Total long-term liabilities	813,483	701,330	(112,153)
Current liabilities:
Current portion of long-term borrowings from parent company	127,420	66,220	(61,200)
Accounts payable, trade	77,246	85,478	8,232
Lease obligations	482	400	(82)
Accounts payable, other	212,539	175,324	(37,215)
Accrued expenses	14,951	14,688	(262)
Accrued taxes on income	5,746	10,713	4,967
Advances received	5,300	5,348	48
Deposits received	125,491	205,477	79,985
Unearned revenues	374	181	(193)
Allowance for environmental measures	—	3,147	3,147
Asset retirement obligations	149	—	(149)
Other current liabilities	3,123	2,462	(660)
Total current liabilities	572,826	569,443	(3,382)

TOTAL LIABILITIES	1,386,310	1,270,773	(115,536)

NET ASSETS
Shareholders’ equity:
Common stock	335,000	335,000	—
Capital surplus
Additional paid-in capital	1,499,726	1,499,726	—
Total capital surplus	1,499,726	1,499,726	—
Earned surplus
Other earned surplus
Reserve for special depreciation	2,648	2,241	(407)
Reserve for reduction entry	11,405	12,890	1,484
Accumulated earned surplus	319,686	356,773	37,087
Total earned surplus	333,740	371,905	38,164
Total shareholders’ equity	2,168,467	2,206,632	38,164
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	787	3,305	2,518
Total unrealized gains (losses), translation adjustments, and others	787	3,305	2,518

TOTAL NET ASSETS	2,169,255	2,209,938	40,682

TOTAL LIABILITIES AND NET ASSETS	3,555,565	3,480,711	(74,853)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,630,523	*1,625,057	(5,466)
Operating expenses
Business expenses	423,552	393,958	(29,593)
Operations	9,397	8,917	(480)
Maintenance expenses	409,979	400,322	(9,657)
Overhead expenses	90,607	94,826	4,218
Administration	90,679	87,240	(3,439)
Experiment and research	45,341	41,542	(3,799)
Depreciation and amortization	359,020	357,159	(1,860)
Retirement of fixed assets	45,645	46,910	1,264
Access charges	31,944	29,402	(2,541)
Miscellaneous taxes	71,654	72,886	1,231
Total operating expenses	1,577,823	*1,533,165	(44,657)
Operating income from telecommunications businesses	52,699	91,891	39,191

Supplementary businesses:
Operating revenues	143,286	140,365	(2,920)
Operating expenses	129,271	122,414	(6,856)
Operating income from supplementary businesses	14,014	17,950	3,935
Operating income	66,714	109,841	43,127

Non-operating revenues:
Interest income	76	76	0
Interest on securities	0	0	(0)
Dividends received	3,690	6,400	2,710
Lease and rental income	44,296	—	(44,296)
Gains on sales of fixed assets	5,973	9,565	3,592
Miscellaneous income	3,991	7,660	3,669
Total non-operating revenues	58,027	23,704	(34,323)

Non-operating expenses:
Interest expenses	7,203	5,852	(1,351)
Lease and rental expenses	23,253	—	(23,253)
Miscellaneous expenses	2,536	5,651	3,115
Total non-operating expenses	32,993	11,504	(21,488)
Recurring profit	91,749	122,041	30,291

Special losses:
Impairment loss	4,909	—	(4,909)
Provision for allowance for environmental measures	3,382	7,930	4,547
Total special losses	8,292	7,930	(362)
Income before income taxes	83,457	114,111	30,654
Corporation, inhabitant, and enterprise taxes	23,033	35,511	12,478
Deferred tax expenses (benefits)	6,467	9,027	2,560
Net income	53,956	69,571	15,615

Note:	*	“Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses in the fiscal year ended March 31, 2015.

Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 42,494 million yen and 21,081 million yen, respectively, in the fiscal year ended March 31, 2015.

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2014	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accu- mulated earned surplus
April 1, 2013	335,000	1,499,726	1,499,726	2,997	9,901	300,384	313,284	2,148,011	271	271	2,148,283

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						53,956	53,956	53,956			53,956
Provision of reserve for special depreciation				242		(242)	—	—			—
Return of reserve for special depreciation				(591)		591	—	—			—
Provision of reserve for reduction entry					1,503	(1,503)	—	—			—
Others, net									515	515	515

Total net change during the annual period	—	—	—	(349)	1,503	19,301	20,456	20,456	515	515	20,971

March 31, 2014	335,000	1,499,726	1,499,726	2,648	11,405	319,686	333,740	2,168,467	787	787	2,169,255

Year ended March 31, 2015	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total share- holders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus
				Reserve for special depreciation	Reserve for reduction entry	Accu- mulated earned surplus
April 1, 2014	335,000	1,499,726	1,499,726	2,648	11,405	319,686	333,740	2,168,467	787	787	2,169,255

Cumulative effect of changes in accounting policies						2,092	2,092	2,092			2,092
Current balance reflecting changes in accounting policies	335,000	1,499,726	1,499,726	2,648	11,405	321,778	335,833	2,170,560	787	787	2,171,347
Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						69,571	69,571	69,571			69,571
Provision of reserve for special depreciation				206		(206)	—	—			—
Return of reserve for special depreciation				(613)		613	—	—			—
Provision of reserve for reduction entry					1,487	(1,487)	—	—			—
Return of reserve for reduction entry					(3)	3	—	—			—
Others, net									2,518	2,518	2,518

Total net change during the annual period	—	—	—	(407)	1,484	34,994	36,071	36,071	2,518	2,518	38,590

March 31, 2015	335,000	1,499,726	1,499,726	2,241	12,890	356,773	371,905	2,206,632	3,305	3,305	2,209,938

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	518,346	468,529	(49,817)	(9.6)
Monthly charge revenues*	378,089	346,421	(31,667)	(8.4)
Call rates revenues*	42,044	35,542	(6,501)	(15.5)
Interconnection call revenues*	63,210	55,061	(8,149)	(12.9)
IP services revenues	841,334	844,470	3,135	0.4
Leased circuit services revenues (excluding IP services revenues)	117,286	111,986	(5,300)	(4.5)
Telegram services revenues	14,951	14,063	(887)	(5.9)
Other telecommunications services revenues	138,604	186,007	47,403	34.2

Telecommunications total revenues	1,630,523	1,625,057	(5,466)	(0.3)

Supplementary business total revenues	143,286	140,365	(2,920)	(2.0)

Total operating revenues	1,773,809	1,765,422	(8,387)	(0.5)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	83,457	114,111	30,654
Depreciation and amortization	372,285	362,499	(9,786)
Loss on disposal of property, plant and equipment	23,031	19,276	(3,755)
Increase (decrease) in liability for employees’ retirement benefits	8,858	1,290	(7,568)
(Increase) decrease in accounts receivable	18,301	(2,387)	(20,688)
(Increase) decrease in inventories	484	(2,715)	(3,200)
Increase (decrease) in accounts payable and accrued expenses	(28,439)	(58,409)	(29,969)
Increase (decrease) in accrued consumption tax	(3,721)	12,053	15,774
Other	755	87,582	86,827

Sub-total	475,013	533,301	58,287
Interest and dividends received	3,767	6,477	2,710
Interest paid	(7,810)	(6,154)	1,656
Income taxes received (paid)	(21,779)	(24,302)	(2,523)

Net cash provided by (used in) operating activities	449,190	509,321	60,131
Cash flows from investing activities:
Payments for property, plant and equipment	(362,549)	(293,760)	68,789
Proceeds from sale of property, plant and equipment	7,679	11,861	4,182
Payments for purchase of investment securities	(167)	(248)	(81)
Proceeds from sale of investment securities	358	389	30
Other	(7,373)	398	7,771

Net cash provided by (used in) investing activities	(362,051)	(281,359)	80,692
Cash flows from financing activities:
Proceeds from issuance of long-term debt	100,000	—	(100,000)
Payments for settlement of long-term debt	(168,155)	(179,020)	(10,864)
Payments for settlement of lease obligations	(599)	(555)	43
Dividends paid	(33,500)	(33,500)	—

Net cash provided by (used in) financing activities	(102,255)	(213,075)	(110,820)
Net increase (decrease) in cash and cash equivalents	(15,116)	14,887	30,003
Cash and cash equivalents at beginning of year	138,901	123,785	(15,116)

Cash and cash equivalents at end of year	123,785	138,672	14,887

7. Changes in Board of Directors

Scheduled Appointment or Resignation Date: June 19, 2015

(1) Candidates for Senior Vice President

Hideo Fujimoto	(Executive Vice President, NTT-ME CORPORATION)

Takeshi Asano	(General Manager, Procurement and Supply Center)

Hiroshi Tanabe	(Executive Manager, Engineering Department, Network Business Headquarters)

Kiyoshi Harada	(General Manager, Kanagawa Division; General Manager, Kanagawa Branch, Kanagawa Division)

(2) Senior Vice Presidents Scheduled to Resign from Office

Masahide Oka	(Senior Executive Vice President; scheduled to take office at Hitachi, Ltd.)

Takashi Kagaya	(Executive Vice President; scheduled to take office at Nippon COMSYS Corporation)

Sakuo Sakamoto	(Senior Vice President; will continue to serve as President, NTT EAST SERVICE CORPORATION, following the scheduled resignation as Senior Vice President)

Masayuki Takahashi	(Senior Vice President; scheduled to take office at MIRAIT Corporation)

(3) Candidates for Representative Directors

Candidates Scheduled to be Re-elected/Take Office as Representative Director and Executive Vice President

Fukuzo Inoue	(Executive Vice President)

Motoyuki Ii	(Senior Vice President)

(4) New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 19, 2015

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Representative Director and Senior Executive Vice President;

in charge of risk management; in charge of corporate strategy planning; in charge of IT innovation; in charge of general affairs and personnel; in charge of finance

Hiroshi Nakagawa

Senior Executive Vice President;

Executive Manager, Corporate Strategy Planning Department;

in charge of risk management; in charge of general affairs and personnel; in charge of finance; in charge of information security

Representative Director and Executive Vice President; Senior Executive Manager, New Business Development Headquarters	Fukuzo Inoue	Executive Vice President; Senior Executive Manager, New Business Development Headquarters

Representative Director and Executive Vice President; Senior Executive Manager, Corporate Sales Promotion Headquarters	Motoyuki Ii	Senior Vice President; Senior Executive Manager, Corporate Sales Promotion Headquarters

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Senior Vice President; Senior Executive Manager, Sales Promotion Headquarters; Executive Manager, Sales Department, Sales Promotion Headquarters	Masao Seki	Senior Vice President; Executive Manager, Sales Department, Sales Promotion Headquarters

Senior Vice President; Executive Manager, Corporate Strategy Planning Department; in charge of information security	Shinji Yano	Senior Vice President General Manager, Chiba Division; General Manager, Chiba Branch

Senior Vice President;

Senior Executive Manager, Network Business Headquarters;

in charge of interconnection promotion; in charge of procurement and supply; in charge of Tohoku future network design and reconstruction; Head of Plant Department established pursuant to the Regulations for Enforcement of the Telecommunications Business Law; in charge of information management pursuant to the Regulations for Enforcement of the Telecommunications Business Law

Hideo Fujimoto

Senior Vice President; General Manager, Tokyo Division	Takeshi Asano

Senior Vice President; Executive Manager, Service Operation Department, Network Business Headquarters; Executive Manager, Engineering Department, Network Business Headquarters	Hiroshi Tanabe

Senior Vice President; General Manager, Kanagawa Division; General Manager, Kanagawa Branch, Kanagawa Division	Kiyoshi Harada

May 15, 2015

FOR IMMEDIATE RELEASE

Settlement for Fiscal Year Ended March 31, 2015

The results of Nippon Telegraph and Telephone West Corporation (NTT West) for the fiscal year ended March 31, 2015 are presented in the following attachments.

(Attachments)

1.	Summary of Results for the Fiscal Year Ended March 31, 2015

2.	Non-Consolidated Comparative Balance Sheets

3.	Non-Consolidated Comparative Statements of Income

4.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

5.	Business Results (Non-Consolidated Operating Revenues)

6.	Non-Consolidated Comparative Statements of Cash Flows

7.	Changes in Board of Directors

For inquiries, please contact:

Takashi Sasaki or Ryosuke Yamashita

Accounting Section, Finance Division

Nippon Telegraph and Telephone West Corporation

Tel: +81-6-4793-3141

E-mail: kessan-info@west.ntt.co.jp

1. Summary of Results for the Fiscal Year Ended March 31, 2015

In the fiscal year ended March 31, 2015, while the economies of Europe and certain emerging countries weakened, the U.S. economy remained stable, leading to a gradual recovery of the global economy. The Japanese economy grew steadily overall, despite decreases in consumer spending levels and other areas due to the increase in the consumption tax rate enacted in April 2014.

Information and communications services are expected to make significant contributions to invigorating and increasing the efficiency of social and economic activities, improving lifestyle convenience, and vitalizing local economies. Accordingly, the government and the private sector are working in partnership to achieve the development of a ubiquitous broadband network society in which there is an advanced level of utilization of information communication technology (“ICT”). Moreover, the information and telecommunications market is undergoing structural changes as a result of the shift to broadband and globalization, as well as the spread of smartphones, tablets, and social media. The market is catering to increasingly sophisticated and diversified needs by, among other things, expanding platform services and cloud services. Regional telecommunications markets are also undergoing significant changes, such as the convergence of fixed and mobile services and of telecommunications and broadcasting, as well as the convergence of services through the use of a diverse range of wireless devices. This is due in part to an increase in competition not only between the providers of fiber-optic access services and cable television-based broadband services but also between the various services made possible by faster mobile connections.

Within this challenging and dramatically changing business environment, NTT West strove to ensure its reliability and public utilization in the information and communications market by, for example, promoting the smooth migration to optical, IP-based networks and enhancing the fiber-optic access network that is the backbone of broadband services, while continuing to provide and maintain high-quality, stable universal services.

NTT West also aimed to realize a broadband and ubiquitous network environment that enables customers to connect “anytime, anywhere, and with anyone or anything” “in comfort, safety, and with peace of mind,” and to provide various reasonably priced services that match each customer’s patterns of usage.

(1) Efforts to Promote Fiber-optic and IP services

NTT West worked to provide a more comfortable, safer, and more secure next-generation network (NGN) to promote its fiber-optic and IP services. In addition to providing services that take advantage of fiber-optic access, such as optical IP telephone and video distribution services, NTT West was committed to expanding the use of optical services by collaborating with other businesses to promote new lifestyles through the creation and launch of new services. NTT West also strove to realize a broadband and ubiquitous network environment, including by expanding Wi-Fi platforms.

The number of subscriptions to FLET’S Hikari surpassed eight million in June 2014 as a result of efforts to advertise the service as one that supports lifestyles and businesses, to expand the range of services provided and to increase the number of reasonably priced offerings. In February 2015, NTT West launched the “Hikari Collaboration Model,” which provides “FLET’S Hikari” and various other services to service providers on a wholesale basis, with the aim of contributing to the resolution of social issues and strengthening Japan’s industrial competitiveness through the revitalization of the ICT market as a whole, by creating new value with a wide range of industries and business categories.

In the area of optical IP telephone services, NTT West worked to expand services utilizing video communications through, among other things, the launch of “Mimamori Video Phone Pack,” a service intended for nursing care and welfare purposes, which supports communications between individuals requiring nursing care and in-home caretakers. NTT West also worked to expand “Hikari Denwa Office A (Ace)” for its corporate IP telephone customers, to lower the costs of communication between the customers’ main offices and branch offices.

In order to launch new collaborative services, NTT West expanded its alliance businesses using ICT services in a range of areas, beginning with the launch of “Unlimited Software on FLET’S powered by OPTiM” in collaboration with OPTiM Corp. NTT West also launched a variety of services for “Hikari BOX+” through collaboration with a number of businesses, while also updating the home screen to improve maneuverability and increase customer usage. NTT West also worked to generate a new communication channel through its “Smart Hikari Heartbeat Project,” and endeavored to generate new services via the Internet and television by co-hosting a hackathon with Tokyo Broadcasting System Television, Inc., the first such collaboration between a communications company and television company in Japan.

In the area of Wi-Fi services, NTT West worked to expand its Wi-Fi platform by making an effort to improve convenience for tourists by providing seamless Wi-Fi connection under the “Japan Connected-Free Wi-Fi” application designed by NTT Broadband Platform, Inc. for visitors to Japan, through “DoSPOT,” a Wi-Fi service developed for retail stores provided by NTT MEDIA SUPPLY CO., LTD. NTT West also promoted the establishment of Wi-Fi environments through partnerships with local governments.

NTT West also launched the “Security Function Marugoto Web Filter” web filtering service for customer support, to ensure safe and secure Web access by its customers. In addition, NTT West engaged in efforts to improve customer service including enhancing the special benefits available to long-term customers of its membership program, “Club NTT-West.”

(2) Initiatives in the Solutions Business

NTT West launched the “Biz Hikari Cloud” service, which mainly provides data center and platform service menus and also provided a wide range of solution services to guide local governments and companies toward solutions to the business issues they face.

NTT West added “Hikari Signage,” a cloud-based digital signage service that displays on a wide range of devices, from tablets to 4K televisions, as a new component of the “Biz Hikari Cloud” service to expand its line-up of cloud services.

In February 2014, NTT West collaborated with Wazuka town in Kyoto to use ICT to revitalize regional communities and improve community services. After successful field trials of the television-based government information delivery system, NTT West launched sales of the “Hikari Town Channel,” a local government information delivery system for television using “Hikari BOX+,” as a new service for local governments.

NTT West also worked to expand support services for small- to medium-size businesses by launching the “Office Anshin Pack,” an ICT support service that addresses customers’ specific support needs in response to a corporate ICT environment that has become increasingly sophisticated and complex in recent years, in addition to launching “Smart Hikari Business Wi-Fi,” a corporate Wi-Fi service that provides total support for everything from installation to operation of the office Wi-Fi environment.

(3) Status of Business Operation Structure

In order to consolidate its total resource management and centralize its sales support structure in its Corporate Business Headquarters, NTT West integrated the distributor response function of its Business Partner Sales Department into the Office Sales Department of its Corporate Business Headquarters in July 2014, and changed the department’s name to the “Smart Business Promotion Department.” In the area of group management, NTT West established NTT WEST-BUSINESS FRONT CORPORATION as a new group company aimed at improving sales efforts in the small- to medium-sized business market, which began operations in July 2014. NTT West also simplified the procedures to apply for and make changes to a variety of services from the NTT West members’ site in response to an increase in web-based applications and inquiries resulting from expanded internet use, in order to enhance user convenience. In addition, NTT West modified the cut-off time for telephone applications for FLET’S Hikari (0120-116116 and other contact numbers) from 9:00 pm to 5:00 pm, effective November 2014.

In the area of facility maintenance, NTT West worked to enhance its disaster preparedness framework by conducting disaster drills designed to simulate events in the event of a large earthquake along the Nankai Trough, as well as practical exercises aimed at maintaining and enhancing service quality and strengthening IP service operations. NTT West also implemented measures to prevent accidents involving facilities, such as planned facility inspections, with the goal of eliminating third-party accidents caused by fallen lines. To prevent site accidents involving physical injury, NTT West worked to expand safety measures by establishing a timeframe for improving safety promotion initiatives.

As part of its comprehensive cost control efforts to maintain profitable management, NTT West worked to further enhance the efficiency of fiber-optic service installation work, including reducing material costs by utilizing terminal equipment and streamlining procurement operations for materials, increasing construction projects that do not require the dispatch of NTT West employees, and reducing the number of back orders resulting from emergency pipe work. NTT West also worked to achieve greater efficiency in its maintenance and operational work, including by increasingly having customers perform repairs by replacing equipment themselves.

(4) Corporate Social Responsibility (“CSR”) Activities

In the area of CSR promotion, the “NTT Group CSR Charter” (adopted in June 2006) provides that, as responsible members of the information and communication industry, NTT Group companies will provide services of the highest quality and reliability and contribute to the development of a safe, secure and prosperous society in which people, society and the earth are connected through communications. Based on the NTT Group CSR Charter, NTT West established three core CSR principles – “thorough compliance,” “development of a safe and secure society” and “creation of value through business activities” – as well as a “visualization” benchmark. Each NTT West employee takes part in CSR activities, including working to maintain legal compliance, providing safe and reliable communication services, and reducing the burden on the environment.

To ensure “thorough compliance,” NTT West Group has focused on promoting group-wide initiatives in five high-risk areas that have the potential to erode consumer trust in NTT West group companies, namely “eradicating on-the-job misconduct,” “scrupulous management of customer information,” “eradicating incidences of driving while under the influence,” “eradicating power harassment” and “respect for human rights.” In conjunction with these initiatives, NTT West also established “Corporate Culture Kaizen” Month to implement measures intended to “create a positive workplace with open communication” at all work sites, thereby working to ensure even greater employee awareness.

Based on the “Green NTT West Strategy” established in June 2012, in order to “achieve its environmental grand design,” NTT West has been working to decrease power usage, the amount of paper it uses, and the volume of waste it produces. In addition, with respect to “developing an environment and energy business,” NTT SMILE ENERGY Inc. began generating its own power and promoted increased capacity utilization of its solar power generation system. NTT West also contributed to reducing its environmental burden by undertaking community-based activities centered around tree-planting pursuant to the “NTT West Midori Ippai Project” in order to “promote biodiversity preservation activities.”

While instilling the principles of the NTT Group CSR Charter, in addition to promoting its group-wide CSR activities and enhancing its environmental management, NTT West also issued the “NTT West Group CSR Report 2014” and the “NTT West Group Environmental Report 2014” to proactively disclose relevant information to its stakeholders.

(5) Financial Standing

As a result of these efforts during the fiscal year ended March 31, 2015, operating revenues totaled 1,574.2 billion yen (a decrease of 1.0% from the previous fiscal year), operating income was 35.6 billion yen (an increase of 117.8% from the previous fiscal year), income before income taxes was 28.8 billion yen (an increase of 10.7% from the previous fiscal year), and net profit totaled 13.9 billion yen (a decrease of 25.6% from the previous fiscal year).

2. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	446,003	407,805	(38,198)
Antenna facilities	6,212	6,061	(151)
Terminal equipment	18,194	17,786	(408)
Local line facilities	956,384	981,834	25,450
Long-distance line facilities	2,432	2,201	(230)
Engineering facilities	551,357	541,617	(9,739)
Submarine line facilities	3,067	4,094	1,026
Buildings	363,292	344,165	(19,127)
Structures	13,966	13,751	(215)
Other machinery and equipment	1,395	1,294	(100)
Vehicles and vessels	263	283	19
Tools, furniture and fixtures	34,020	31,014	(3,005)
Land	174,439	173,308	(1,131)
Lease assets	261	165	(95)
Construction in progress	17,498	25,780	8,281
Total property, plant and equipment	2,588,791	2,551,165	(37,626)
Intangible fixed assets	74,244	68,950	(5,293)
Total fixed assets - telecommunications businesses	2,663,036	2,620,116	(42,919)
Investments and other assets
Investment securities	4,576	5,204	628
Investments in subsidiaries and affiliated companies	39,373	39,373	—
Investment in capital	532	447	(85)
Long-term prepaid expenses	3,471	3,537	66
Prepaid pension costs	12,673	2,605	(10,067)
Deferred income taxes	93,664	91,750	(1,913)
Other investments and assets	7,271	6,944	(327)
Allowance for doubtful accounts	(551)	(652)	(101)
Total investments and other assets	161,012	149,211	(11,801)
Total fixed assets	2,824,048	2,769,327	(54,721)

Current assets:
Cash and bank deposits	33,273	26,533	(6,740)
Notes receivable	443	6	(436)
Accounts receivable, trade	201,606	198,729	(2,876)
Accounts receivable, other	96,278	97,738	1,459
Securities	16	6	(10)
Supplies	35,234	33,580	(1,654)
Advance payments	2,315	4,750	2,434
Prepaid expenses	6,342	6,345	3
Deferred income taxes	3,313	3,024	(289)
Deposits	55,000	64,002	9,001
Other current assets	7,691	9,210	1,518
Allowance for doubtful accounts	(518)	(597)	(79)
Total current assets	440,998	443,329	2,330

TOTAL ASSETS	3,265,047	3,212,656	(52,390)

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
LIABILITIES

Long-term liabilities:
Long-term borrowings from parent company	884,427	778,827	(105,600)
Lease obligations	691	693	2
Liability for employees’ retirement benefits	228,337	229,952	1,615
Reserve for point services	7,178	7,571	393
Reserve for unused telephone cards	10,480	9,160	(1,320)
Allowance for environmental measures	5,721	10,794	5,072
Asset retirement obligations	342	345	3
Other long-term liabilities	6,734	5,698	(1,035)
Total long-term liabilities	1,143,913	1,043,045	(100,868)

Current liabilities:
Current portion of long-term borrowings from parent company	157,370	175,600	18,230
Accounts payable, trade	61,883	74,063	12,179
Short-term borrowings	72,000	75,000	3,000
Lease obligations	471	199	(272)
Accounts payable, other	180,853	179,243	(1,609)
Accrued expenses	14,188	13,813	(374)
Accrued taxes on income	1,133	1,082	(50)
Advances received	3,110	4,021	910
Deposits received	121,302	141,105	19,802
Unearned revenues	123	57	(66)
Allowance for environmental measures	2,370	3,356	986
Asset retirement obligations	4	—	(4)
Other current liabilities	4,579	3,342	(1,237)
Total current liabilities	619,391	670,885	51,493

TOTAL LIABILITIES	1,763,305	1,713,930	(49,374)

NET ASSETS

Shareholders’ equity:
Common stock	312,000	312,000	—
Capital surplus
Additional paid-in capital	1,170,054	1,170,054	—
Total capital surplus	1,170,054	1,170,054	—
Earned surplus
Other earned surplus
Accumulated earned surplus	19,272	15,934	(3,338)
Total earned surplus	19,272	15,934	(3,338)
Total shareholders’ equity	1,501,326	1,497,988	(3,338)
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	415	738	322
Total unrealized gains (losses), translation adjustments, and others	415	738	322

TOTAL NET ASSETS	1,501,742	1,498,726	(3,015)

TOTAL LIABILITIES AND NET ASSETS	3,265,047	3,212,656	(52,390)

3. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Telecommunications businesses:
Operating revenues	1,425,666	*1,415,321	(10,345)
Operating expenses
Business expenses	394,094	377,656	(16,438)
Operations	11,979	11,119	(859)
Maintenance expenses	361,952	356,374	(5,577)
Overhead expenses	60,644	63,231	2,587
Administration	82,814	78,582	(4,231)
Experiment and research	44,982	41,642	(3,339)
Depreciation and amortization	326,391	324,144	(2,247)
Retirement of fixed assets	45,954	48,470	2,516
Access charges	29,788	25,686	(4,102)
Miscellaneous taxes	64,822	65,937	1,115
Total operating expenses	1,423,424	*1,392,847	(30,577)
Operating income from telecommunications businesses	2,241	22,473	20,232

Supplementary businesses:
Operating revenues	163,934	158,892	(5,041)
Operating expenses	149,795	145,692	(4,103)
Operating income from supplementary businesses	14,138	13,200	(937)
Operating income	16,379	35,674	19,294

Non-operating revenues:
Interest income	13	5	(7)
Interest on securities	4	0	(3)
Dividends received	1,902	1,355	(546)
Lease and rental income	35,907	—	(35,907)
Gains on sales of fixed assets	1,456	2,531	1,074
Miscellaneous income	2,397	2,123	(274)
Total non-operating revenues	41,680	6,015	(35,664)

Non-operating expenses:
Interest expenses	13,212	11,461	(1,750)
Lease and rental expenses	16,755	—	(16,755)
Miscellaneous expenses	2,030	1,390	(640)
Total non-operating expenses	31,998	12,851	(19,146)
Recurring profit	26,061	28,838	2,776

Special losses:
Provision for allowance for environmental measures	6,087	7,972	1,885
Total special losses	6,087	7,972	1,885
Income before income taxes	19,973	20,865	891
Corporation, inhabitant, and enterprise taxes	3,735	5,457	1,721
Deferred tax expenses (benefits)	(2,469)	1,486	3,955
Net income	18,707	13,921	(4,786)

Note:	*	“Lease and rental income” and “lease and rental expenses,” which were previously included under non-operating revenues and non-operating expenses, respectively, in the fiscal year ended March 31, 2014, have been reclassified as telecommunications businesses operating revenues and operating expenses in the fiscal year ended March 31, 2015.

Telecommunications operating revenues attributable to lease and rental income and operating expenses attributable to lease and rental expenses were 35,011 million yen and 17,501 million yen, respectively, in the fiscal year ended March 31, 2015.

4. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2014	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2013	312,000	1,170,054	1,170,054	28,645	28,645	1,510,699	169	169	1,510,868

Net change during the annual period
Cash dividends				(28,080)	(28,080)	(28,080)			(28,080)
Net income				18,707	18,707	18,707			18,707
Others, net							245	245	245

Total net change during the annual period	—	—	—	(9,372)	(9,372)	(9,372)	245	245	(9,126)

March 31, 2014	312,000	1,170,054	1,170,054	19,272	19,272	1,501,326	415	415	1,501,742

Year ended March 31, 2015	(Millions of yen)
	Shareholders’ equity						Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus		Total shareholders’ equity	Net unrealized gains (losses) on securities	Total unrealized gains (losses), translation adjustments, and others
		Additional paid-in capital	Total capital surplus	Other earned surplus	Total earned surplus
				Accumulated earned surplus
April 1, 2014	312,000	1,170,054	1,170,054	19,272	19,272	1,501,326	415	415	1,501,742

Cumulative effect of changes in accounting policies				1,740	1,740	1,740			1,740
Current balance reflecting changes in accounting policies	312,000	1,170,054	1,170,054	21,013	21,013	1,503,067	415	415	1,503,482
Net change during the annual period
Cash dividends				(19,000)	(19,000)	(19,000)			(19,000)
Net income				13,921	13,921	13,921			13,921
Others, net							322	322	322

Total net change during the annual period	—	—	—	(5,079)	(5,079)	(5,079)	322	322	(4,756)

March 31, 2015	312,000	1,170,054	1,170,054	15,934	15,934	1,497,988	738	738	1,498,726

5. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	523,300	472,572	(50,727)	(9.7)
Monthly charge revenues*	379,607	347,759	(31,847)	(8.4)
Call rates revenues*	38,890	33,194	(5,695)	(14.6)
Interconnection call revenues*	70,441	61,333	(9,108)	(12.9)
IP services revenues	671,614	686,194	14,580	2.2
Leased circuit services revenues (excluding IP services revenues)	104,361	103,035	(1,326)	(1.3)
Telegram services revenues	17,121	15,455	(1,665)	(9.7)
Other telecommunications services revenues	109,269	138,062	28,793	26.4

Telecommunications total revenues	1,425,666	1,415,321	(10,345)	(0.7)

Supplementary business total revenues	163,934	158,892	(5,041)	(3.1)

Total operating revenues	1,589,600	1,574,213	(15,386)	(1.0)

*	Partial listing only

6. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	19,973	20,865	891
Depreciation and amortization	335,867	327,648	(8,219)
Loss on disposal of property, plant and equipment	20,776	20,091	(684)
Increase (decrease) in liability for employees’ retirement benefits	7,067	1,615	(5,452)
(Increase) decrease in accounts receivable	23,022	1,859	(21,162)
(Increase) decrease in inventories	5,097	(1,722)	(6,819)
Increase (decrease) in accounts payable and accrued expenses	(21,842)	(5,271)	16,570
Increase (decrease) in accrued consumption tax	(1,832)	9,098	10,931
Other	23,678	43,010	19,331

Sub-total	411,808	417,194	5,385
Interest and dividends received	1,919	1,362	(557)
Interest paid	(13,733)	(11,549)	2,183
Income taxes received (paid)	231	(3,745)	(3,977)

Net cash provided by (used in) operating activities	400,226	403,260	3,033
Cash flows from investing activities:
Payments for property, plant and equipment	(342,994)	(303,015)	39,979
Proceeds from sale of property, plant and equipment	3,909	5,483	1,573
Payments for purchase of investment securities	(167)	(198)	(31)
Proceeds from sale of investment securities	16	21	5
Other	(8,346)	335	8,682

Net cash provided by (used in) investing activities	(347,582)	(297,372)	50,210
Cash flows from financing activities:
Proceeds from issuance of long-term debt	90,000	70,000	(20,000)
Payments for settlement of long-term debt	(182,057)	(157,370)	24,687
Net increase (decrease) in short-term borrowings	71,994	2,990	(69,004)
Payments for settlement of lease obligations	(1,693)	(493)	1,200
Dividends paid	(28,080)	(19,000)	9,079

Net cash provided by (used in) financing activities	(49,836)	(103,873)	(54,037)
Net increase (decrease) in cash and cash equivalents	2,808	2,015	(793)
Cash and cash equivalents at beginning of year	85,711	88,520	2,808

Cash and cash equivalents at end of year	88,520	90,535	2,015

7. Changes in Board of Directors

Scheduled appointment or resignation date: June 19, 2015

(1)	Candidatesfor Members of the Board

	Katsuya Uema	(Vice President of Research and Development Planning Department, Nippon Telegraph and Telephone Corporation)

	Kou Ikeda	(Vice President of General Affairs Department, Nippon Telegraph and Telephone Corporation)

	Ichiro Uehara	(Senior Manager of Personnel Department (NTT NEOMEIT CORPORATION))

	Teruyuki Kishimoto	(Senior Manager of Personnel Department (NTT FIELDTECHNO CORPORATION))

(2)	Candidates for Audit & Supervisory Board Members

	Masataka Isaji	(Representative Executive Vice President of NTT FINANCE CORPORATION)

	Hiroshi Ikegawa	(Corporate Auditor (full-time) of NTT URBAN DEVELOPMENT CORPORATION)

(3)	Members of the Board scheduled to resign from office

	Toshikatsu Ogura	(Representative Director and Senior Executive Vice President; scheduled to take office at NTT BUSINESS ASSOCIE Corporation)

	Norio Sakai	(Executive Vice President; scheduled to take office at NTT COMWARE CORPORATION)

	Joji Kimura	(Executive Vice President; scheduled to take office at NTT ADVANCED TECHNOLOGY CORPORATION)

	Satoshi Tamamura	(Member of the Board; scheduled to take office at NDS Co., Ltd.)

(4)	Audit & Supervisory Board Members scheduled to resign from office

	Takashi Sasaki	(Audit & Supervisory Board Member)

	Toru Asaoka	(Audit & Supervisory Board Member)

(5)	Candidates for Representative Director and Executive Officers

Candidate scheduled to be re-elected as Representative Director and Executive Vice President

	Shinji Oota	(Member of the Board)

Candidate scheduled to be re-elected as Executive Vice President

	Yoshihiro Kuroda	(Member of the Board)

(Notes)	1.	One of the candidates for Audit & Supervisory Board Member, Hiroshi Ikegawa, is a candidate for external Audit & Supervisory Board Member.

	2.	One of the Members of the Board scheduled to resign from office, Joji Kimura, will resign on June 15, 2015.

(6)	New Executive Positions and Organizational Responsibilities

Scheduled appointment date: June 19, 2015

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Representative Director and Senior Executive Vice President

Senior Executive Manager, Plant Headquarters

In charge of Corporate Strategy Planning Department

In charge of Accounts and Finance Department

In charge of Personnel Department

In charge of General Affairs Department

In charge of Compliance and CSR

	Toshihiko Kumamoto	Representative Director and Senior Executive Vice President Senior Executive Manager, Plant Headquarters

Representative Director and Executive Vice President

Senior Executive Manager, Marketing Headquarters

Executive Manager, Business Design Department

In charge of Corporate Business Headquarters

In charge of Fiber Access

Collaboration Project, Corporate Strategy Planning Department

	Shinji Oota	Member of the Board Senior Executive Manager, Kansai Regional Headquarters General Manager, Osaka Branch

Executive Vice President Executive Manager, Network Department, Plant Headquarters In charge of Technology Innovation Department	Yoshihiro Kuroda	Member of the Board Executive Manager, Network Department, Plant Headquarters Executive Manager, Technology Innovation Department

Member of the Board Executive Manager, Corporate Strategy Planning Department In charge of Information Security Department	Shozo Ito	Member of the Board Executive Manager, Personnel Department

Member of the Board Senior Executive Manager, Kansai Regional Headquarters General Manager, Osaka Branch	Mikihiro Kitamura	Member of the Board Executive Manager, Marketing Department, Marketing Headquarters In charge of Fiber Access Collaboration Project, Corporate Strategy Planning Department

Member of the Board Executive Manager, Technology Innovation Department	Katsuya Uema

Member of the Board Executive Manager, Personnel Department	Kou Ikeda

Member of the Board Senior Executive Manager, Kyusyu Regional Headquarters General Manager, Fukuoka Branch	Ichiro Uehara

Member of the Board	Teruyuki Kishimoto

Scheduled appointment date: July 1, 2015

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

Representative Director and Executive Vice President

Senior Executive Manager, Alliance Business Headquarters

Executive Manager, Business Design Department, Alliance Business Headquarters

In charge of Marketing Department

Shinji Oota

Representative Director and Executive Vice President

Senior Executive Manager, Marketing Headquarters

Executive Manager, Business Design Department

In charge of Corporate Business Headquarters

In charge of Fiber Access Collaboration Project, Corporate Strategy Planning Department

Member of the Board Executive Manager, Corporate Strategy Planning Department Executive Manager, Accounts and Finance Department In charge of Information Security Department	Shozo Ito	Member of the Board Executive Manager, Corporate Strategy Planning Department In charge of Information Security Department

Member of the Board Executive Manager, Fiber Access Collaboration Department, Alliance Business Headquarters	Shuji Oota	Member of the Board Executive Manager of Business Partner Sales Department, Marketing Headquarters

(Reference)

List of Members of the Board and Audit & Supervisory Board Members of NTT West

Scheduled appointment date: July 1, 2015

New Position(s)	Name	Organizational Responsibilities

Representative Director and President	Kazutoshi Murao

Representative Director and Senior Executive Vice President	Toshihiko Kumamoto

Senior Executive Manager, Plant Headquarters

In charge of Corporate Strategy Planning Department

In charge of Accounts and Finance Department

In charge of Personnel Department

In charge of General Affairs Department

In charge of Compliance and CSR

Representative Director and Executive Vice President	Shinji Oota	Senior Executive Manager, Alliance Business Headquarters Executive Manager, Business Design Department, Alliance Business Headquarters In charge of Marketing Department

Executive Vice President	Yoshihiro Kuroda	Executive Manager, Network Department, Plant Headquarters In charge of Technology Innovation Department

Member of the Board	Masaharu Higashitamori	Senior Executive Manager, Tokai Regional Headquarters General Manager, Nagoya Branch

Member of the Board	Kazunari Furugen	Senior Executive Manager, Corporate Business Headquarters

Member of the Board	Shozo Ito	Executive Manager, Corporate Strategy Planning Department Executive Manager, Accounts and Finance Department In charge of Information Security Department

Member of the Board	Shuji Oota	Executive Manager, Fiber Access Collaboration Department, Alliance Business Headquarters

Member of the Board	Yasushi Tohtake	Executive Manager, Service Management Department, Plant Headquarters

Member of the Board	Mikihiro Kitamura	Senior Executive Manager, Kansai Regional Headquarters General Manager, Osaka Branch

Member of the Board	Katsuya Uema	Executive Manager, Technology Innovation Department

Member of the Board	Kou Ikeda	Executive Manager, Personnel Department

Member of the Board	Ichiro Uehara	Senior Executive Manager, Kyusyu Regional Headquarters General Manager, Fukuoka Branch

Member of the Board	Teruyuki Kishimoto	(President, NTT FIELDTECHNO CORPORATION)

Member of the Board	Akira Shimada	(Executive Vice President, Senior Vice President of General Affairs, Nippon Telegraph and Telephone Corporation)

Audit & Supervisory Board Member	Kimiko Ohga

Audit & Supervisory Board Member	Masataka Isaji

Audit & Supervisory Board Member	Hiroshi Ikegawa

May 15, 2015

FOR IMMEDIATE RELEASE

NTT Com Announces Financial Results for Fiscal Year Ended March 31, 2015

TOKYO, JAPAN – NTT Communications Corporation (NTT Com) announced today its financial results for the fiscal year ended March 31, 2015. Please see the following attachments for further details:

I.	Results for Fiscal Year Ended March 31, 2015

II.	Non-Consolidated Comparative Balance Sheets

III.	Non-Consolidated Comparative Statements of Income

IV.	Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

V.	Business Results (Non-Consolidated Operating Revenues)

VI.	Non-Consolidated Comparative Statements of Cash Flows

VII.	Financial Results of NTT Communications Group

VIII.	Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

#     #     #

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 130 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Communications | Facebook@NTT Communications | LinkedIn@NTT

For more information

(Mr.) Masaya Okazaki or (Mr.) Masato Uchiyama

Accounting and Taxation, Finance, NTT Communications

Tel: +81 3 6700 4311

Email: info-af@ntt.com

I. Results for Fiscal Year Ended March 31, 2015

(1) Background

Although the economies of some emerging nations slowed, the overall picture for the global economy generally was one of recovery, led by the U.S. economy, which steadily improved. On the other hand, the Japanese economy, while showing some signs of recovery, continues to experience a labor shortage and a weak yen, and the direction of the economy remains uncertain, as opinions on its macro environment are divided.

In this economic environment, many companies around the world are taking a more active business approach and are focused on further strengthening their own competitiveness. They are entering new fields and investing in growth markets, and building strong and flexible ICT foundations needed to support these activities.

(2) Business Strategies

In accordance with NTT Com’s “Vision 2015” growth strategy, NTT Com aims to achieve consolidated revenues of over 1.5 trillion yen by the fiscal year ending March 31, 2016, including a more than twofold increase in sales from outside of Japan compared with the fiscal year ended March 31, 2011. NTT Com designated the fiscal year ended March 31, 2015 as a year for transforming its business structure and accelerating growth in order to achieve its “Vision 2015” goals and for aiming to move from Asia’s leading ICT company to being a global ICT leader. Based on its “Global Cloud Vision,” NTT Com’s strategy of using the migration of customers’ on-premise systems to the cloud as an opportunity to optimize their overall ICT environment and contribute to their business reform, NTT Com sought to continue to build on its service performance results.

In the area of services, NTT Com strove to expand its global seamless services and capabilities in order to provide a “seamless ICT solution” that optimally combines a variety of services, such as cloud, colocation, network, application, security and managed ICT services, in a way that utilizes NTT Com’s strengths as a telecommunications company. Specific measures taken by type of service were as follows:

•	Cloud Computing Platforms:

With regard to its “Enterprise Cloud” cloud service for corporate customers, in April 2014, NTT Com began offering companies the ability to connect to NTT Com’s data center colocation areas in the same network segment using SDN (Software-Defined Network) technology. NTT Com then began enabling companies to use a customer portal to set and change network settings for cloud-connected VPN and internet connections and cloud-based networks in October 2014. Through these and other initiatives, NTT Com expanded several of its capacities to even more smoothly accommodate the hybridization of its customers’ ICT environments. NTT Com also added a new service location in Japan, expanding its service areas to 12 locations in nine countries/regions. With regard to its “Cloudn” public cloud service, in February 2015, NTT Com launched a backup service through which customers are able to restore individual files.

Under the “Nexcenter” brand, NTT Com commenced provision of data center services at its Malaysia Cyberjaya 4 Data Center in April 2014, NTT Com entered into a stock purchase agreement with the shareholders of Lux e-shelter 1 S.a.r.l. (“e-shelter”) to acquire a majority of the shares of e-shelter, the largest provider of data center services in Germany, further expanding its data center facilities both in Japan and abroad.

•	Data Networks:

NTT Com launched a number of advanced functions for “Arcstar Universal One,” a corporate network service currently provided in 196 countries and regions. For example, in May 2014, NTT Com released “Arcstar Universal One Advanced Option,” a cloud-based network function that uses NFV (Network Functions Virtualization) technology, and also launched “Arcstar Universal One Virtual,” which allows customers to build virtual networks quickly and easily regardless of their existing network environment or the device being used. In addition, NTT Com strengthened its service offerings for “Arcstar Universal One Mobile,” a mobile service for corporate customers, focusing on M2M (Machine-to-Machine) communication applications, by, among other things, expanding this service to provide global service coverage, which it launched in April 2014.

For “OCN mobile ONE,” a mobile data communications service for consumers, NTT Com substantially increased the number of subscribers by adding new functions, revising rate plans, and undertaking other initiatives, such as offering “voice-enabled SIM cards,” which allow users to make voice calls, starting from December 2014.

Further, in February 2015, NTT Com launched “OCN Hikari,” which bundles the “FLET’s Hikari Next” fiber-optic service provided by NTT East and NTT West with “OCN,” internet connection service and “OCN mobile ONE” to enable customers to use both services at discounted rates.

•	Voice Communications:

For corporate customers, in May 2014 NTT Com began providing the “Arcstar Contact Center,” a cloud-based service that allows companies to migrate their contact center services to the cloud and enables them to flexibly increase or decrease the number of operators at such service centers and change contact center functions as needed in conjunction with the season, their campaigns, and other factors. In June 2014, NTT Com began offering “Arcstar Conferencing” internationally (which had previously been offered only in Japan), to provide conferencing services through video, phone and the Web. Further, with regard to its “Arcstar UCaaS” unified communication service, NTT Com announced in March 2015 that it would utilize the international platform of Arkadin International SAS, which it acquired in 2014, to globally and seamlessly provide the “Arcstar UCaaS Microsoft® Type” service, which uses “Microsoft Lync®,” in addition to its currently-offered “Arcstar UCaaS Cisco Type” service.

•	Applications and Content:

In April 2014, NTT Com launched a cloud-based virtual desktop service, “Enterprise Virtual Desktop Infrastructure,” through a new U.S.-based platform for its corporate customers. In July 2014, NTT Com also expanded its provision of “Enterprise Mail,” a cloud-based e-mail service, to a newly-constructed platform in Singapore and began sales in the APAC region (excluding Taiwan, where “Enterprise Mail” had already been offered). In July 2014, NTT Com launched “Data Federation” services, which enable the sharing, management and updating of information such as employees’ contact information that is commonly used in multiple cloud services. In January 2015, NTT Com also launched “ID Federation,” a cloud-based service that enables access to various applications, including cloud services, using a single ID, on a trial basis.

In December 2014, NTT Com added a new search function that enables users to search through their saved photos for facial expressions, such as “smiles” or “winks,” using the “Facial Expression Search” function of its “MyPocket” online storage service. In July 2014, NTT Com also launched the “MyPocket Developer Program” for applications and web services developers and companies in order to promote the development of new services in collaboration with “MyPocket.”

•	Solution Services

In June 2014, NTT Com added a number of functions and features to its “WideAngle Managed Security Service,” such as enhanced security information and event management (SIEM) by improving its detection rate of unknown security threats, including targeted threats, by up to 500%. In December 2014, NTT Com also announced its plan to launch “Zero day Attack Protection” in Japan, a security service to counteract targeted threats, zero-day attacks and other threats.

In April 2014, NTT Com launched “Global Management One,” which provides standardized services, quality and rates worldwide for its one-stop ICT management service and is designed to manage ICT environments, including the applications, cloud services, on-premise environments and networks that are used worldwide by corporate customers.

In addition, NTT Com launched the “NTT Communications API Gateway,” which enables customers to use their own IT systems to directly browse and customize information regarding the application, operation and management of NTT Com IT services, and includes a variety of services for API specifications.

In the area of sales, NTT Com accelerated its efforts at global integration through its Global Account Management Systems (GAMS), pursuant to which the Global Account Manager (GAM) and National Account Manager (NAM) in each country work together to provide solutions to issues that customers encounter as they seek to develop their businesses globally.

In addition, efforts to endorse cross-selling among NTT Group companies, increase collaborative partnerships with various businesses both within Japan and worldwide, and engage in sales promotions based on lively communications using global integrated sales force automation (SFA) resulted in a steady increase in orders for large-scale projects.

NTT Com constructed an “ICT Consulting Division” in August 2014 in an effort to expand its capacity to provide management solutions proactively to its customers, strengthen its relationships not only with companies’ IT departments, but also with their management teams, management strategy departments and business departments, and identify its customers’ potential needs.

In the area of operations, NTT Com modified its operations systems to increase their efficiency and competitiveness by integrating its overseas network service operations into Virtela, a company NTT Com acquired in January 2014, while also integrating its cloud service operations into Netmagic Solutions, a company it acquired in 2012. NTT Com also worked to further improve the overall quality (including speed) of its operations by automating and standardizing processes, utilizing advanced technologies, and adopting cutting-edge techniques, such as the application of AI functions to the operation processes of its “Global Management One.”

In addition, in order to promote global seamless management, NTT Com promoted the development of an ERP system that will be shared globally throughout its ICT systems. In terms of personnel management, NTT Com continued its efforts in global human resource development by continuing to hire foreign nationals, continuing itsforeign trainees program, which include young employees, and also promoted the exchange of employees with its acquired companies and overseas subsidiaries.

(3) Operating Results

NTT Communications Group’s consolidated operating revenues increased for the second consecutive fiscal year, increasing by 33.0 billion yen (2.7%) over the prior fiscal year to reach 1,263.4 billion yen. However, operating income decreased 8.1 billion yen (6.3%) over the prior fiscal year to 119.8 billion yen.

Although revenues from NTT Com’s cloud computing platforms increased 12.0 billion yen (22.8%) over the prior fiscal year to 64.9 billion yen, and revenues from applications and content increased 1.5 billion yen (4.3%) over the prior fiscal year to 38.4 billion yen, data networks revenues decreased 20.6 billion yen (5.3%) over the prior fiscal year to 370.8 billion yen, voice communications revenues decreased 26.5 billion yen (8.9%) over the prior fiscal year to 269.9 billion yen, and solutions services revenues decreased 0.8 billion yen (0.5%) over the prior fiscal year to 149.8 billion yen. As a result, NTT Communications’ total non-consolidated operating revenues decreased 34.0 billion yen (3.6%) over the prior fiscal year to 909.9 billion yen.

As a result of decrease of communication network charges from lower voice communications revenues, total operating expenses decreased 13.7 billion yen (1.7%) over the prior fiscal year to 816.8 billion yen.

As a result of the above, operating income decreased 20.3 billion yen (17.9%) over the prior fiscal year to 93.1 billion yen and net income decreased 11.6 billion yen (13.1%) over the prior fiscal year to 77.2 billion yen.

II. Non-Consolidated Comparative Balance Sheets

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
ASSETS
Fixed assets:
Fixed assets - telecommunications businesses
Property, plant and equipment
Machinery and equipment	139,476	139,814	337
Antenna facilities	1,682	1,565	(117)
Terminal equipment	736	892	156
Local line facilities	748	730	(18)
Long-distance line facilities	6,778	6,089	(688)
Engineering facilities	53,122	52,008	(1,113)
Submarine line facilities	16,018	13,354	(2,663)
Buildings	177,326	181,117	3,790
Structures	3,461	3,216	(244)
Other machinery and equipment	131	120	(10)
Vehicles and vessels	130	83	(46)
Tools, furniture and fixtures	33,607	35,460	1,853
Land	40,961	45,231	4,269
Lease assets	6,470	8,102	1,632
Construction in progress	24,265	29,415	5,150
Total property, plant and equipment	504,916	517,203	12,287
Intangible fixed assets	87,002	92,130	5,127
Total fixed assets - telecommunications businesses	591,918	609,333	17,415
Investments and other assets
Investment securities	162,857	191,569	28,712
Investments in subsidiaries and affiliated companies	277,600	290,139	12,538
Other investments in subsidiaries and affiliated companies	500	1,092	592
Investment in capital	191	150	(40)
Contributions to affiliated companies	2,226	2,226	—
Long-term loans receivable to subsidiaries	1,725	1,725	—
Long-term prepaid expenses	2,661	3,030	368
Prepaid pension costs	5,792	6,029	236
Submarine line use rights	11,811	14,233	2,422
Other investments and assets	16,089	15,389	(699)
Allowance for doubtful accounts	(218)	(190)	27
Total investments and other assets	481,237	525,395	44,158
Total fixed assets	1,073,156	1,134,729	61,573

Current assets:
Cash and bank deposits	17,218	8,244	(8,974)
Notes receivable	266	22	(244)
Accounts receivable, trade	163,644	174,341	10,696
Accounts receivable, other	49,368	49,686	317
Lease investment assets	49	147	98
Supplies	10,201	9,185	(1,016)
Advance payments	2,204	1,587	(617)
Prepaid expenses	3,734	5,639	1,905
Deferred income taxes	4,664	3,423	(1,241)
Short-term loans receivable	17,840	19,862	2,022
Deposits	—	14,425	14,425
Deposits paid to parent company	19,513	1,506	(18,007)
Other current assets	5,079	7,314	2,235
Allowance for doubtful accounts	(1,582)	(1,151)	430
Total current assets	292,204	294,234	2,029

TOTAL ASSETS	1,365,361	1,428,963	63,602

	(Millions of yen)
	March 31, 2014	March 31, 2015	Increase (Decrease)
LIABILITIES
Long-term liabilities:
Long-term borrowings from parent company	146,720	93,360	(53,360)
Lease obligations	8,525	5,751	(2,774)
Deferred tax liabilities	2,542	10,001	7,459
Liability for employees’ retirement benefits	86,833	85,581	(1,251)
Reserve for point services	3,063	857	(2,206)
Reserve for unused telephone cards	4,637	4,053	(584)
Asset retirement obligations	1,467	1,555	87
Other long-term liabilities	6,107	5,998	(109)
Total long-term liabilities	259,897	207,159	(52,738)

Current liabilities:
Current portion of long-term borrowings from parent company	3,360	53,360	50,000
Accounts payable, trade	37,246	29,085	(8,161)
Short-term borrowings	8,736	11,254	2,518
Lease obligations	3,875	7,249	3,373
Accounts payable, other	149,387	149,542	155
Accrued expenses	4,842	4,792	(49)
Accrued taxes on income	6,190	3,358	(2,831)
Advances received	3,289	3,817	528
Deposits received	2,418	2,129	(289)
Deposits received from subsidiaries and affiliated companies	20,037	25,624	5,586
Unearned revenues	77	160	83
Allowance for losses on construction	1,188	770	(418)
Asset retirement obligations	—	45	45
Other current liabilities	465	728	262
Total current liabilities	241,116	291,920	50,804

TOTAL LIABILITIES	501,014	499,079	(1,934)

NET ASSETS
Shareholders’ equity:
Common stock	211,763	211,763	—
Capital surplus
Additional paid-in capital	131,615	131,615	—
Total capital surplus	131,615	131,615	—
Earned surplus
Other earned surplus
Reserve for special account for property replacement	8,344	—	(8,344)
Reserve for reduction entry	4,102	6,517	2,414
Accumulated earned surplus	434,116	481,672	47,556
Total earned surplus	446,563	488,190	41,626
Total shareholders’ equity	789,942	831,569	41,626
Unrealized gains (losses), translation adjustments, and others:
Net unrealized gains (losses) on securities	74,404	98,314	23,909
Total unrealized gains (losses), translation adjustments, and others	74,404	98,314	23,909

TOTAL NET ASSETS	864,347	929,884	65,536

TOTAL LIABILITIES AND NET ASSETS	1,365,361	1,428,963	63,602

III. Non-Consolidated Comparative Statements of Income

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Telecommunications businesses:
Operating revenues	742,669	699,158	(43,510)
Operating expenses
Business expenses	170,694	167,737	(2,956)
Maintenance expenses	80,945	78,352	(2,593)
Overhead expenses	10,750	11,549	799
Administration	72,180	69,111	(3,069)
Experiment and research	13,271	12,490	(780)
Depreciation and amortization	88,822	89,190	367
Retirement of fixed assets	4,652	4,232	(420)
Access charges	184,242	174,092	(10,149)
Miscellaneous taxes	10,813	10,437	(376)
Total operating expenses	636,374	617,194	(19,180)
Operating income from telecommunications businesses	106,295	81,964	(24,330)

Supplementary businesses:
Operating revenues	201,359	210,807	9,447
Operating expenses	194,188	199,636	5,448
Operating income from supplementary businesses	7,171	11,170	3,999
Operating income	113,466	93,135	(20,330)

Non-operating revenues:
Interest income	280	221	(58)
Dividends received	10,244	16,972	6,728
Lease and rental income	12,987	11,989	(998)
Miscellaneous income	3,988	994	(2,993)
Total non-operating revenues	27,499	30,178	2,678

Non-operating expenses:
Interest expenses	1,569	1,591	22
Lease and rental expenses	5,731	5,933	202
Miscellaneous expenses	1,081	895	(186)
Total non-operating expenses	8,382	8,420	38
Recurring profit	132,583	114,893	(17,690)

Special profits:
Gains on sales of fixed assets	16,169	—	(16,169)
Total special profits	16,169	—	(16,169)

Special losses:
Write-off of investments in affiliated companies	3,774	7,853	4,078
Loss on settlement of interconnection charges	1,152	—	(1,152)
Other	1,092	—	(1,092)
Total special losses	6,019	7,853	1,833
Income before income taxes	142,733	107,040	(35,693)
Corporation, inhabitant, and enterprise taxes	46,199	27,687	(18,512)
Deferred tax expenses (benefits)	7,574	2,054	(5,520)
Net income	88,959	77,299	(11,660)

IV. Non-Consolidated Statements of Changes in Shareholders’ Equity and Other Net Assets

(Based on accounting principles generally accepted in Japan)

Year ended March 31, 2014	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus			Total unrealized gains (losses), translation adjustments, and others
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2013	211,763	131,615	131,615	1,619	2,947	386,537	391,104	734,483	77,116	77,116	811,600

Net change during the annual period
Cash dividends						(33,500)	(33,500)	(33,500)			(33,500)
Net income						88,959	88,959	88,959			88,959
Provision of reserve for special account for property replacement				8,344		(8,344)					—
Return of reserve for special account for property replacement				(1,619)		1,619					—
Provision of reserve for reduction entry					1,155	(1,155)					—
Return of reserve for reduction entry					(0)	0					—
Others, net									(2,711)	(2,711)	(2,711)

Total net change during the annual period	—	—	—	6,725	1,155	47,578	55,458	55,458	(2,711)	(2,711)	52,746

March 31, 2014	211,763	131,615	131,615	8,344	4,102	434,116	446,563	789,942	74,404	74,404	864,347

Year ended March 31, 2015	(Millions of yen)
	Shareholders’ equity								Unrealized gains (losses), translation adjustments, and others		Total net assets
	Common stock	Capital surplus		Earned surplus				Total shareholders’ equity	Net unrealized gains (losses) on securities
		Additional paid-in capital	Total capital surplus	Other earned surplus			Total earned surplus			Total unrealized gains (losses), translation adjustments, and others
				Reserve for special account for property replacement	Reserve for reduction entry	Accumulated earned surplus
April 1, 2014	211,763	131,615	131,615	8,344	4,102	434,116	446,563	789,942	74,404	74,404	864,347

Cumulative effect of changes in accounting policies						1,828	1,828	1,828			1,828
Current balance reflecting changes in accounting policies	211,763	131,615	131,615	8,344	4,102	435,944	448,391	791,771	74,404	74,404	866,175
Net change during the annual period
Cash dividends						(37,500)	(37,500)	(37,500)			(37,500)
Net income						77,299	77,299	77,299			77,299
Return of reserve for special account for property replacement				(8,344)		8,344					—
Provision of reserve for reduction entry					2,433	(2,433)					—
Return of reserve for reduction entry					(19)	19					—
Others, net									23,909	23,909	23,909

Total net change during the annual period	—	—	—	(8,344)	2,414	45,727	39,798	39,798	23,909	23,909	63,708

March 31, 2015	211,763	131,615	131,615	—	6,517	481,672	488,190	831,569	98,314	98,314	929,884

V. Business Results (Non-Consolidated Operating Revenues)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)	Percent Increase (Decrease)
Cloud Computing Platforms	52,922	64,986	12,063	22.8
Data Networks	391,505	370,831	(20,674)	(5.3)
Voice Communications	296,438	269,916	(26,521)	(8.9)
Applications & Content	36,906	38,476	1,570	4.3
Solution Services	150,651	149,832	(819)	(0.5)
Others	15,604	15,922	318	2.0

Total operating revenues	944,028	909,966	(34,062)	(3.6)

*	Details of business results are represented by business line from the fiscal year ended March 31, 2014.

Business results per item are shown below.

(Reference) Business Results (Per item)

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)	Percent Increase (Decrease)
Voice transmission services revenues (excluding IP services revenues)	272,179	245,138	(27,041)	(9.9)
IP services revenues	367,015	356,332	(10,683)	(2.9)
Open computer network services revenues*	153,580	152,885	(694)	(0.5)
VPN services revenues*	159,024	151,584	(7,439)	(4.7)
Data communications revenues (excluding IP services revenues)	61,232	52,889	(8,343)	(13.6)
Leased circuit services revenues*	44,628	36,771	(7,856)	(17.6)
Solution services revenues	217,746	231,091	13,345	6.1
Others	25,854	24,515	(1,339)	(5.2)

Total operating revenues	944,028	909,966	(34,062)	(3.6)

*	Partial listing only

VI. Non-Consolidated Comparative Statements of Cash Flows

(Based on accounting principles generally accepted in Japan)

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)
Cash flows from operating activities:
Income before income taxes	142,733	107,040	(35,693)
Depreciation and amortization	104,343	104,488	144
Loss on disposal of property, plant and equipment	3,295	2,770	(525)
Gains on sales of fixed assets	(17,465)	(48)	17,417
Increase (decrease) in allowance for doubtful accounts	(580)	(458)	122
Increase (decrease) in liability for employees’ retirement benefits	2,706	(1,251)	(3,957)
Write-off of investments in affiliated companies	3,774	7,853	4,078
(Increase) decrease in accounts receivable	19,685	(10,770)	(30,455)
(Increase) decrease in inventories	(1,753)	(1,260)	492
Increase (decrease) in accounts payable and accrued expenses	(5,501)	2,616	8,118
Increase (decrease) in accrued consumption tax	(2,078)	4,014	6,093
Other	(11,513)	(14,309)	(2,796)

Sub-total	237,645	200,685	(36,960)
Interest and dividends received	10,565	17,195	6,629
Interest paid	(1,569)	(1,592)	(22)
Income taxes received (paid)	(62,849)	(46,096)	16,752

Net cash provided by (used in) operating activities	183,792	170,191	(13,600)

Cash flows from investing activities:
Payments for property, plant and equipment	(140,615)	(119,652)	20,962
Proceeds from sale of property, plant and equipment	18,601	118	(18,482)
Payments for purchase of investment securities	(145,747)	(22,668)	123,078
Proceeds from sale of investment securities	70	532	461
Net increase (decrease) in short-term loans	6,994	—	(6,994)
Other	20,817	(26)	(20,844)

Net cash provided by (used in) investing activities	(239,878)	(141,697)	98,181

Cash flows from financing activities:
Proceeds from issuance of long-term debt	90,000	—	(90,000)
Payments for settlement of long-term debt	(3,586)	(3,360)	226
Net increase (decrease) in short-term borrowings	8,006	2,518	(5,488)
Payments for settlement of lease obligations	(4,756)	(4,070)	686
Dividends paid	(33,500)	(37,500)	(3,999)

Net cash provided by (used in) financing activities	56,162	(42,413)	(98,575)
Effect of exchange rate changes on cash and cash equivalents	2,371	3,389	1,017
Net increase (decrease) in cash and cash equivalents	2,448	(10,530)	(12,978)
Cash and cash equivalents at beginning of year	52,124	54,573	2,448

Cash and cash equivalents at end of year	54,573	44,042	(10,530)

VII. Financial Results of NTT Communications Group

	(Millions of yen)
	Year ended March 31, 2014	Year ended March 31, 2015	Increase (Decrease)	Percent Increase (Decrease)
Operating revenues	1,230,389	1,263,357	32,968	2.7
Operating expenses	1,102,511	1,143,538	41,027	3.7
Operating income	127,878	119,819	(8,059)	(6.3)

VIII. Changes in NTT Communications Directors (Subject to Shareholders’ Approval)

1.	Candidates scheduled to take office as Directors

Eiichi Tanaka
Ken Kusunoki	Head of Fifth Sales Division
Hiroatsu Matsumoto	Head of Customer Services

2.	Candidate scheduled to take office as Statutory Auditor

Nobuhiro Takeuchi

3.	Directors scheduled to resign

Kiyoshi Mori	Executive Vice President
Masayoshi Hosokawa	Senior Vice President (scheduled to take office at MIRAIT Technologies Corporation)
Yukio Ito	Senior Vice President (scheduled to take office at NEC Corporation)

4.	Statutory Auditor scheduled to resign

Koji Kainuma	Statutory Auditor (scheduled to take office at NTT FACILITIES, INC.)

5.	Candidates scheduled to take office as Representative Directors

i.	Candidate scheduled to take office as President and CEO

	Tetsuya Shoji	Senior Executive Vice President

ii.	Candidates scheduled to take office as Senior Executive Vice President

	Katsumi Nakata	Executive Vice President

iii.	Candidates scheduled to take office as Executive Vice Presidents

	Toru Maruoka	Senior Vice President

	Kazuhiko Aramoto	Senior Vice President

Eiichi Tanaka

6.	New Executive Positions and Organizational Responsibilities

New Position(s) and Organizational Responsibilities	Name	Current Position(s) and Organizational Responsibilities

President and CEO	Tetsuya Shoji	Senior Executive Vice President In charge of sales In charge of corporate

Senior Executive Vice President In charge of technology In charge of operations In charge of information security In charge of corporate	Tetsuya Funabashi	Senior Executive Vice President In charge of technology In charge of operations In charge of information security

Senior Executive Vice President In charge of sales In charge of global business Head of Global Business	Katsumi Nakata	Executive Vice President In charge of global business Head of Global Business

Executive Vice President In charge of CSR	Eiichi Tanaka

Senior Vice President Head of Third Sales Division	Ken Kusunoki	Head of Fifth Sales Division

Senior Vice President Head of Customer Services	Hiroatsu Matsumoto	Head of Customer Services

Senior Vice President NTT Communications Corporate Advisor	Akira Arima	President and CEO

(Notes)

*	Among the directors scheduled to resign from office, Masayoshi Hosokawa will resign on June 18, 2015 and Kiyoshi Mori and Yukio Ito will resign at the close of the 16th Annual General Shareholders’ Meeting (to be held on June 19, 2015).

*	The Statutory Auditor scheduled to resign from office will resign at the close of the 16th Annual General Shareholders’ Meeting (to be held on June 19, 2015).

*	The new candidate scheduled to take office as Statutory Auditor, Nobuhiro Takeuchi, and one of the incumbent Statutory Auditors anticipated to remain in office, Akio Oshima, are candidates for external auditors.

May 15, 2015

Nippon Telegraph and Telephone Corporation

Supplementary Data for

the Annual Results for the Fiscal Year Ended March 31, 2015

The projected figures concerning the future performance of NTT and its subsidiaries and affiliates contained herein are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of NTT in light of information currently available to it regarding NTT and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of NTT and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from the forecasts contained herein, as well as other risks included in NTT’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

1.	Number of Subscribers

	(in thousands except for Public Telephones)
	A As of Mar. 31, 2014	B As of Mar. 31, 2015		C As of Mar. 31, 2016 (Forecast)
			Change		Change
			B-A		C-B
Telephone Subscriber Lines(1)	23,000	21,286	(1,713)	19,676	(1,610)
NTT East	11,272	10,492	(780)	9,652	(840)
NTT West	11,727	10,794	(933)	10,024	(770)
INS-Net(2)	3,366	3,058	(309)	2,768	(290)
NTT East	1,719	1,559	(160)	1,399	(160)
NTT West	1,647	1,499	(148)	1,369	(130)
Telephone Subscriber Lines + INS-Net	26,366	24,344	(2,022)	22,444	(1,900)
NTT East	12,992	12,051	(941)	11,051	(1,000)
NTT West	13,374	12,293	(1,081)	11,393	(900)
Public Telephones	195,514	183,655	(11,859)	176,655	(7,000)
NTT East	93,424	87,785	(5,639)	81,785	(6,000)
NTT West	102,090	95,870	(6,220)	94,870	(1,000)
FLET’S ISDN	109	95	(14)	84	(11)
NTT East	48	42	(6)	37	(5)
NTT West	61	53	(7)	47	(6)
FLET’S ADSL	1,483	1,219	(264)	1,001	(218)
NTT East	667	550	(117)	480	(70)
NTT West	816	669	(147)	521	(148)
FLET’S Hikari (including Hikari Collaboration Model)(3)	18,050	18,716	665	19,316	600
NTT East	10,187	10,403	215	10,803	400
NTT West	7,863	8,313	450	8,513	200
Hikari Collaboration Model	—	270	270	—	—
NTT East	—	190	190	—	—
NTT West	—	80	80	—	—
Hikari Denwa(4)	16,256	17,108	852	17,108	0
NTT East	8,694	9,032	337	9,232	200
NTT West	7,562	8,076	515	7,876	(200)
Conventional Leased Circuit Services	250	241	(9)	234	(7)
NTT East	122	117	(5)	113	(4)
NTT West	128	124	(4)	121	(3)
High Speed Digital Services	144	127	(16)	109	(18)
NTT East	74	66	(9)	59	(7)
NTT West	69	62	(7)	50	(11)
NTT Group Major ISPs(5)	11,466	11,586	120	11,195	(391)
OCN	8,155	8,282	128	7,878	(404)
Plala	2,974	2,960	(14)	2,960	(0)
Hikari TV	2,823	3,014	191	3,150	136
FLET’S TV Transmission Services(4)	1,161	1,345	184	1,372	28
NTT East	802	877	75	907	30
NTT West	359	468	108	465	(3)
Mobile(6)	63,105	66,595	3,490	69,900	3,305
LTE (“Xi”)	21,965	30,744	8,779	37,000	6,256
FOMA(7)	41,140	35,851	(5,289)	32,900	(2,951)
sp-mode	23,781	28,160	4,379	31,900	3,740
i-mode	26,415	22,338	(4,077)	19,100	(3,238)

Notes:	(1)	Number of Telephone Subscriber Lines is the total of individual lines and central station lines (Subscriber Telephone Light Plan is included).

	(2)	“INS-Net” includes “INS-Net 64” and “INS-Net 1500.” In terms of number of channels, transmission rate, and line use rate (base rate), “INS-Net 1500” is in all cases roughly ten times greater than “INS-Net 64.” For this reason, one “INS-Net 1500” subscription is calculated as ten “INS-Net 64” subscriptions (“INS-Net 64 Lite Plan” is included).

(3)

Number of “FLET’S Hikari (including Hikari Collaboration Model)” subscribers includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West and subscribers to “Hikari Collaboration Model,” a wholesale provision of services to service providers by NTT East and NTT West.

The comparative results for the year ended March 31, 2015 compared to the year ended March 31, 2014 for “FLET’S Hikari (including Hikari Collaboration Model)” are as follows: the numbers of new subscribers for NTT East and NTT West were 1,528 thousand lines and 1,438 thousand lines, respectively; the numbers of new subscribers (excluding switchover lines) for “Hikari Collaboration Model” for NTT East and NTT West were 11 thousand lines and 9 thousand lines, respectively; and the numbers of switchover lines for NTT East and NTT West were 179 thousand lines and 71 thousand lines, respectively.

	(4)	Numbers of subscribers for “Hikari Denwa” and “FLET’S TV Transmission Services” include wholesale services provided to service providers by NTT East and NTT West.

	(5)	“NTT Group Major ISPs” includes “WAKWAK” and “InfoSphere,” in addition to “OCN” and “Plala.”

	(6)	Number of Mobile (including “LTE (‘Xi’)” and “FOMA”) service subscribers includes communication module service subscribers.

	(7)	Effective March 3, 2008, FOMA services became mandatory for subscription to “2in1” services. Such FOMA service subscriptions to “2in1” services are included in the number of FOMA service subscribers and, as a result, are also included in the number of Mobile service subscribers.

2.	Number of Employees

	(Persons)
	A As of Mar. 31, 2014	B As of Mar. 31, 2015		C As of Mar. 31, 2016 (Forecast)(1)
			Change		Change
			B-A		C-B
NTT Consolidated	239,750	241,600	1,850	244,050	2,450
Core Group Companies
NTT (Holding Company)	2,850	2,850	0	2,800	(50)
NTT East	5,650	5,000	(650)	4,900	(100)
NTT West	4,900	4,650	(250)	4,500	(150)
NTT Communications	6,850	6,500	(350)	6,500	0
NTT DOCOMO (Consolidated)	24,850	25,700	850	27,000	1,300
NTT DATA (Consolidated)	75,000	76,650	1,650	80,350	3,700
(Reference) Outsourcing Companies
East Outsourcing Companies(1)(2)	27,800	26,950	(850)	24,850	(2,100)
West Outsourcing Companies(3)	28,550	26,500	(2,050)	24,400	(2,100)

Notes:	(1)	Figures for East Outsourcing Companies under “A. As of Mar. 31, 2014” include employees from the consolidated prefectural outsourcing companies (NTT EAST-TOKYO and others), NTT-ME and NTT EAST SOLUTIONS.

	(2)	NTT revised the scope of the term “East Outsourcing Companies” as of July 1, 2014 due to a reorganization within NTT East Group. As a result of this change, figures for East Outsourcing Companies under “B. As of Mar. 31, 2015” and “C. As of Mar. 31, 2016 (Forecast)” include employees from the consolidated regional subsidiaries (NTT EAST-MINAMIKANTO and others), NTT-ME and NTT EAST SERVICE. Further, the number of employees of NTT EAST SERVICE includes 750 employees who were transferred from NTT SOLCO, NTT HOKKAIDO TELEMART and Telwel East Japan, in addition to the employees who were transferred from the consolidated prefectural outsourcing companies. In addition, NTT EAST SOLUTIONS has since merged into NTT EAST-MINAMIKANTO.

	(3)	Figures for West Outsourcing Companies include employees from NTT BUSINESS SOLUTIONS, NTT MARKETING ACT, NTT NEOMEIT, NTT FIELDTECHNO and NTT BUSINESS ASSOCIE WEST.

3.	Capital Investment

	(Billions of yen)
	A Year Ended Mar. 31, 2014	B Year Ended Mar. 31, 2015		C Year Ending Mar. 31, 2016 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated(3)	1,892.8	1,817.5	(75.2)	1,760.0	(57.5)
Core Group Companies
NTT (Holding Company)	28.3	17.0	(11.2)	21.0	4.0
NTT East(1)	351.3	312.1	(39.1)	300.0	(12.1)
NTT West(1)	339.4	314.5	(24.8)	290.0	(24.5)
NTT Communications	141.8	121.4	(20.3)	135.0	13.6
NTT DOCOMO (Consolidated)	703.1	661.8	(41.4)	630.0	(31.8)
NTT DATA (Consolidated)	147.7	140.9	(6.8)	130.0	(10.9)
Details of Capital Investment
NTT (Holding Company)	28.3	17.0	(11.2)	21.0	4.0
R&D Facilities	24.7	14.4	(10.3)	18.0	3.6
Joint Facilities	3.5	2.5	(0.9)	3.0	0.5
NTT East(1)	351.3	312.1	(39.1)	300.0	(12.1)
Service Expansion and Improvement	333.1	289.3	(43.8)	278.0	(11.3)
Voice Transmission	152.2	150.4	(1.8)	142.0	(8.4)
Data Transmission	37.6	27.7	(9.8)	21.0	(6.7)
Leased Circuit	143.0	111.1	(31.8)	114.0	2.9
Telegraph	0.2	0.0	(0.2)	1.0	1.0
R&D Facilities	1.7	1.7	0.0	2.0	0.3
Joint Facilities	16.4	20.9	4.5	20.0	(0.9)
NTT West(1)	339.4	314.5	(24.8)	290.0	(24.5)
Service Expansion and Improvement	322.8	298.0	(24.8)	277.0	(21.0)
Voice Transmission	163.4	152.6	(10.7)	150.0	(2.6)
Data Transmission	22.5	17.6	(4.8)	21.0	3.4
Leased Circuit	136.6	127.6	(8.9)	105.0	(22.6)
Telegraph	0.2	0.0	(0.1)	1.0	1.0
R&D Facilities	1.9	1.8	(0.1)	2.0	0.2
Joint Facilities	14.5	14.6	0.0	11.0	(3.6)
NTT Communications(4)	141.8	121.4	(20.3)	135.0	13.6
Cloud Computing Platforms	49.2	33.1	(16.1)	43.5	10.4
Data Networks	14.3	19.0	4.6	17.2	(1.8)
Voice Communications	9.1	10.0	0.9	8.5	(1.5)
Applications & Content	2.2	4.2	1.9	2.7	(1.5)
Solution Services	6.4	6.8	0.4	5.5	(1.3)
Infrastructure and Joint Facilities, etc.	60.3	48.0	(12.2)	57.4	9.4
Reference(4)
Service Expansion and Improvement	107.0	78.0	(29.0)	—	—
Voice Transmission	90.7	59.0	(31.7)	—	—
Data Transmission	13.9	16.4	2.4	—	—
Leased Circuit	2.3	2.3	0.0	—	—
R&D Facilities	0.3	1.0	0.6	—	—
Joint Facilities	34.3	42.3	8.0	—	—
Optical Access Network Investment(2)
NTT East	138.0	109.0	(29.0)	Approx. 110.0	1.0
coverage rate (%)	95%	95%		95%
NTT West	125.0	115.0	(10.0)	Approx. 95.0	(20.0)
coverage rate (%)	92%	93%		93%

Notes :	(1)	Figures for NTT East and NTT West include figures for Optical Access Network Investment.

	(2)	The coverage rates for NTT East and NTT West represent the percentage of wiring points (feeder points) that were shifted to fiber-optics.

	(3)	NTT Consolidated Capital Investment figures, excluding investments related to real estate and solar power generation operations, for “A. Year Ended Mar. 31, 2014,” “B. Year Ended Mar. 31, 2015” and “C. Year Ending Mar. 31, 2016 (Forecast)” are 1,795.7 billion yen, 1,702.9 billion yen and 1,660.0 billion yen, respectively.

	(4)	NTT Communications has revised certain of its line items from the year ended March 31, 2015. Capital investment figures for “A. Year Ended Mar. 31, 2014” and “B. Year Ended Mar. 31, 2015” using line items used prior to the year ended March 31, 2015 are also provided for reference under “Reference”.

4.	Financial Results and Projections (NTT Consolidated, NTT (Holding Company))

	(Billions of yen)
	A Year Ended Mar. 31, 2014	B Year Ended Mar. 31, 2015		C Year Ending Mar. 31, 2016 (Forecast)
			Change		Change
			B-A		C-B
NTT Consolidated (US GAAP)
Operating Revenues	10,925.2	11,095.3	170.1	11,350.0	254.7
Fixed Voice Related Services	1,578.9	1,441.4	(137.6)	—	—
Mobile Voice Related Services	1,052.6	872.1	(180.6)	—	—
IP/Packet Communications Services	3,711.9	3,672.2	(39.7)	—	—
Sale of Telecommunications Equipment	969.7	997.0	27.3	—	—
System Integration	2,275.0	2,691.8	416.7	—	—
Other	1,337.0	1,421.0	83.9	—	—
Operating Expenses	9,711.5	10,010.8	299.2	10,150.0	139.2
Cost of Services (excluding items shown separately below)	2,360.9	2,434.9	74.0	—	—
Cost of Equipment Sold (excluding items shown separately below)	885.3	948.9	63.6	—	—
Cost of System Integration (excluding items shown separately below)	1,644.0	1,900.3	256.3	—	—
Depreciation and Amortization	1,880.3	1,828.0	(52.3)	—	—
Impairment Losses	5.7	38.7	33.0	—	—
Selling, General and Administrative Expenses	2,929.1	2,856.5	(72.7)	—	—
Goodwill and other intangible assets impairments	6.2	3.5	(2.7)	—	—
Operating Income	1,213.7	1,084.6	(129.1)	1,200.0	115.4
Income Before Income Taxes	1,294.2	1,066.6	(227.6)	1,180.0	113.4
Net Income Attributable to NTT	585.5	518.1	(67.4)	630.0	111.9
(Ref.) Details of “Cost of Services,” “Cost of Equipment Sold,” “Cost of System Integration” and “Selling, General and Administrative Expenses”
Personnel	2,158.6	2,280.2	121.6	—	—
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	5,259.5	5,451.6	192.1	—	—
Loss on Disposal of Property, Plant and Equipment	175.0	182.5	7.5	—	—
Other Expenses	226.1	226.2	0.1	—	—
Total	7,819.3	8,140.6	321.2	—	—
NTT (Holding Company) (JPN GAAP)
Operating Revenues	430.8	411.8	(19.0)	427.0	15.1
Operating Expenses	147.3	137.8	(9.4)	136.0	(1.8)
Operating Income	283.5	273.9	(9.5)	291.0	17.0
Non-Operating Revenues	33.9	33.9	0.0	28.0	(5.9)
Non-Operating Expenses	40.1	35.5	(4.5)	32.0	(3.5)
Recurring Profit	277.3	272.3	(4.9)	287.0	14.6
Net Income	279.2	556.5	277.3	288.0	(268.5)

4.	Financial Results and Projections (NTT East, NTT West)

	(Billions of yen)
	A Year Ended Mar. 31, 2014	B Year Ended Mar. 31, 2015		C Year Ending Mar. 31, 2016 (Forecast)
			Change		Change
			B-A		C-B
NTT East (JPN GAAP)
Operating Revenues(2)	1,773.8	1,765.4	(8.3)	1,726.0	(39.4)
Voice Transmission Services (excluding IP)(1)	518.3	468.5	(49.8)	425.0	(43.5)
IP Services	841.3	844.4	3.1	852.0	7.5
Leased Circuit (excluding IP)	117.2	111.9	(5.3)	108.0	(3.9)
Other	153.5	200.0	46.5	341.0	0.5
Supplementary Business	143.2	140.3	(2.9)
Operating Expenses(2)	1,707.0	1,655.5	(51.5)	1,606.0	(49.5)
Personnel	106.9	98.2	(8.6)	100.0	1.7
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,117.2	1,073.9	(43.2)	1,031.0	(42.9)
Depreciation and Amortization	364.6	362.5	(2.0)	351.0	(11.5)
Loss on Disposal of Property, Plant and Equipment	45.8	47.0	1.2	50.0	2.9
Taxes and Public Dues	72.4	73.7	1.2	74.0	0.2
Operating Income	66.7	109.8	43.1	120.0	10.1
Non-Operating Revenues	58.0	23.7	(34.3)	6.0	(17.7)
Non-Operating Expenses	32.9	11.5	(21.4)	6.0	(5.5)
Recurring Profit	91.7	122.0	30.2	120.0	(2.0)
Net Income	53.9	69.5	15.6	80.0	10.4
NTT West (JPN GAAP)
Operating Revenues(2)	1,589.6	1,574.2	(15.3)	1,517.0	(57.2)
Voice Transmission Services (excluding IP)(1)	523.3	472.5	(50.7)	429.0	(43.5)
IP Services	671.6	686.1	14.5	680.0	(6.1)
Leased Circuit (excluding IP)	104.3	103.0	(1.3)	99.0	(4.0)
Other	126.3	153.5	27.1	309.0	(3.4)
Supplementary Business	163.9	158.8	(5.0)
Operating Expenses(2)	1,573.2	1,538.5	(34.6)	1,472.0	(66.5)
Personnel	98.4	96.3	(2.1)	95.0	(1.3)
Cost of Services and Equipment Sold, and Selling, General and Administrative Expenses	1,032.8	999.2	(33.6)	936.0	(63.2)
Depreciation and Amortization	330.1	327.6	(2.4)	321.0	(6.6)
Loss on Disposal of Property, Plant and Equipment	46.1	48.6	2.4	53.0	4.3
Taxes and Public Dues	65.6	66.7	1.1	67.0	0.2
Operating Income	16.3	35.6	19.2	45.0	9.3
Non-Operating Revenues	41.6	6.0	(35.6)	7.0	0.9
Non-Operating Expenses	31.9	12.8	(19.1)	14.0	1.1
Recurring Profit	26.0	28.8	2.7	38.0	9.1
Net Income	18.7	13.9	(4.7)	29.0	15.0

Notes:	(1)	Operating Revenues from Voice Transmission Services (excluding IP) of NTT East and NTT West for the fiscal year ended March 31, 2015 include monthly charges, call charges and interconnection charges of 346.4 billion yen, 35.5 billion yen and 55.0 billion yen for NTT East, and 347.7 billion yen, 33.1 billion yen and 61.3 billion yen for NTT West, respectively.

	(2)	NTT East and NTT West revised their respective allocations of revenues and expenses from real estate leases from Non-Operating Revenues and Non-Operating Expenses to Operating Revenues and Operating Expenses, respectively, as of the beginning of the fiscal year ended March 31, 2015. As a result, Operating Revenues from real estate leases of 42.4 billion yen and 35.0 billion yen are included in NTT East’s and NTT West’s figures, respectively, as of the fiscal year ended March 31, 2015, and Operating Expenses from real estate leases of 21.0 billion yen and 17.5 billion yen are included in NTT East’s and NTT West’s figures, respectively, for the fiscal year ended March 31, 2015.

4.	Financial Results and Projections (NTT Communications, Dimension Data)

	(Billions of yen)
	A Year Ended Mar. 31, 2014	B Year Ended Mar. 31, 2015		C Year Ending Mar. 31, 2016 (Forecast)
			Change		Change
			B-A		C-B
NTT Communications (JPN GAAP)
Operating Revenues(1)	944.0	909.9	(34.0)	900.0	(9.9)
Cloud Computing Platforms	52.9	64.9	12.0	76.0	11.0
Data Networks	391.5	370.8	(20.6)	366.0	(4.8)
Voice Communications	296.4	269.9	(26.5)	255.0	(14.9)
Applications & Content	36.9	38.4	1.5	40.0	1.5
Solution Services	150.6	149.8	(0.8)	148.0	(1.8)
Others	15.6	15.9	0.3	15.0	(0.9)
Operating Expenses	830.5	816.8	(13.7)	818.0	1.1
Personnel	81.3	78.7	(2.6)	78.0	(0.7)
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	426.0	426.9	0.9	618.0	(1.9)
Communication Network Charges	204.1	193.0	(11.1)
Depreciation and Amortization	102.1	102.0	(0.1)	105.0	2.9
Loss on Disposal of Property, Plant and Equipment	4.8	4.5	(0.3)	5.0	0.4
Taxes and Public Dues	11.9	11.5	(0.3)	12.0	0.4
Operating Income	113.4	93.1	(20.3)	82.0	(11.1)
Non-Operating Revenues	27.4	30.1	2.6	25.0	(5.1)
Non-Operating Expenses	8.3	8.4	0.0	8.0	(0.4)
Recurring Profit	132.5	114.8	(17.6)	99.0	(15.8)
Net Income	88.9	77.2	(11.6)	66.0	(11.2)
Reference (Operating Revenues)(1)	944.0	909.9	(34.0)	900.0	(9.9)
Voice Transmission Services (excluding IP)	272.1	245.1	(27.0)	—	—
IP Services	367.0	356.3	(10.6)	—	—
Data Transmission Services (excluding IP)	61.2	52.8	(8.3)	—	—
Leased Circuit	44.6	36.7	(7.8)	—	—
Solutions Business	217.7	231.0	13.3	—	—
Other	25.8	24.5	(1.3)	—	—
Dimension Data (IFRS)(2)(3)
Operating Revenues	581.0	734.4	153.3	945.0	210.6
Operating Expenses(4)	567.6	725.9	158.4	941.5	215.6
Operating Income(5)	13.5	8.4	(5.1)	3.5	(4.9)
Net Income Attributable to Dimension Data	9.0	3.6	(5.4)	—	—

Notes:	(1)	NTT Communications has revised certain of its line items from the year ended March 31, 2014. Operating Revenues figures for “A. Year Ended Mar. 31, 2014” and “B. Year Ended Mar. 31, 2015” using line items used prior to the year ended March 31, 2014 are also provided for reference under “Reference (Operating Revenues).”

The following are the main services included in each of the new line items:

	—	Cloud Computing Platforms: “Data center service” and “Private Cloud (Enterprise Cloud, etc.)”

	—	Data Networks: “Closed network service (Arcstar Universal One, etc.)” and “Open network service (OCN, etc.)”

	—	Voice Communications: “Telephone service” and “VoIP service (050 plus, etc.)”

	—	Applications & Content: “Application service (Mail service, etc.)”

	—	Solution Services: “System integration service”

(2)	Since Dimension Data’s statements of income from January 1 to December 31, 2014 are consolidated into NTT’s consolidated statements of income from April 1, 2014 to March 31, 2015, Dimension Data’s financial results for the twelve months ended December 31, 2014 are included under “B. Year Ended Mar. 31, 2015” and Dimension Data’s forecast for the twelve months ending December 31, 2015 is included under “C. Year Ending Mar. 31 2016 (Forecast).”

(3)	The conversion rate used for Dimension Data figures for the fiscal year ended March 31, 2015 is USD1.00 = JPY105.79.

(4)	Operating Expenses include costs associated with the acquisition of Dimension Data by NTT.

(5)	Operating Income for the fiscal year ended March 31, 2015 under US GAAP was (0.2) billion yen.

4.	Financial Results and Projections (NTT DOCOMO, NTT DATA)

	(Billions of yen)
	A Year Ended Mar. 31, 2014	B Year Ended Mar. 31, 2015		C Year Ending Mar. 31, 2016 (Forecast)
			Change		Change
			B-A		C-B
NTT DOCOMO Consolidated (US GAAP)
Operating Revenues	4,461.2	4,383.4	(77.8)	4,510.0	126.6
Telecommunications Services	2,964.0	2,747.2	(216.8)	2,755.0	7.8
Mobile Communications Services	2,955.8	2,736.6	(219.1)	2,687.0	(49.6)
Voice Revenues	1,065.2	883.8	(181.4)	835.0	(48.8)
Packet Communications Revenues	1,890.6	1,852.8	(37.8)	1,852.0	(0.8)
Optical-fiber broadband services and other telecommunications services	8.2	10.5	2.3	68.0	57.5
Equipment Sales	872.0	904.1	32.1	929.0	24.9
Other Operating Revenues	625.2	732.2	106.9	826.0	93.8
Operating Expenses	3,642.0	3,744.3	102.3	3,830.0	85.7
Personnel	275.9	286.5	10.6	296.0	9.5
Cost of Services, Cost of Equipment Sold, and Selling, General and Administrative Expenses	2,338.2	2,418.1	79.9	2,509.0	90.9
Depreciation and Amortization	718.7	659.8	(58.9)	625.0	(34.8)
Impairment loss	—	30.2	30.2	—	(30.2)
Loss on Disposal of Property, Plant and Equipment	65.4	69.5	4.1	67.0	(2.5)
Communication Network Charges	204.7	240.3	35.5	293.0	52.7
Taxes and Public Dues	39.1	40.1	1.0	40.0	(0.1)
Operating Income	819.2	639.1	(180.1)	680.0	40.9
Non-Operating Income (Loss)	13.9	4.8	(9.0)	7.0	2.2
Income Before Income Taxes	833.0	643.9	(189.2)	687.0	43.1
Net Income Attributable to NTT DOCOMO	464.7	410.1	(54.6)	470.0	59.9
NTT DATA Consolidated (JPN GAAP)
Operating Revenues	1,343.7	1,511.8	168.0	1,540.0	28.1
Public & Financial IT Services	721.6	739.1	17.4	752.0	12.8
Enterprise IT Services	279.3	281.8	2.5	285.0	3.1
Solutions & Technologies	179.1	176.5	(2.5)	185.0	8.4
Global Business	314.5	464.5	149.9	472.0	7.4
Elimination or Corporate	(150.9)	(150.2)	0.6	(154.0)	(3.7)
Cost of Sales	1,031.2	1,147.3	116.0	1,155.0	7.6
Gross Profit	312.5	364.5	51.9	385.0	20.4
Selling, General and Administrative Expenses	249.9	280.4	30.5	285.0	4.5
Operating Income	62.5	84.0	21.4	100.0	15.9
Non-Operating Income (Loss)	(0.4)	(6.1)	(5.6)	(5.0)	1.1
Recurring Profit	62.1	77.9	15.7	95.0	17.0
Net Income (Loss)	23.2	32.1	8.8	56.0	23.8

Note:	With the introduction of “Optical-fiber broadband services and other telecommunications services” in the fiscal year ended March 31, 2015, some elements (revenues from satellite mobile communications, overseas cable television and other services) recorded in conventional “Other Operating Revenues” for “A. Year Ended Mar. 31, 2014” have been retroactively reclassified into “Optical-fiber broadband services and other telecommunications services.” The amount of the reclassification for this period is 8.2 billion yen.

5.	Average Monthly Revenue per Unit (ARPU)

In the case of NTT Group’s mobile communications business, ARPU is calculated by dividing revenue items included in operating revenues from its mobile communications business segment, such as revenues from LTE(“Xi”) mobile phone services and FOMA mobile phone services, that are incurred consistently each month (i.e., basic monthly charges and voice/packet transmission charges), by the number of Active Subscribers to the relevant services. The calculation of these figures excludes revenues that are not representative of monthly average usage, such as telecommunications equipment sales, activation fees and universal service charges.

NTT believes that its ARPU figures calculated in this way provide useful information regarding the monthly average usage of its subscribers. The revenue items included in the numerators of NTT Group’s ARPU figures are based on its financial results comprising its U.S. GAAP results of operations.

					(Yen)
	Three Months Ended Jun. 30, 2014 (From Apr. to Jun., 2014)	Three Months Ended Sept. 30, 2014 (From Jul. to Sept., 2014)	Three Months Ended Dec. 31, 2014 (From Oct. to Dec., 2014)	Three Months Ended Mar. 31, 2015 (From Jan. to Mar., 2015)	Year Ended Mar. 31, 2014	Year Ended Mar. 31, 2015	Year Ending Mar. 31, 2016 (Forecast)
NTT East
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,710	2,710	2,710	2,680	2,760	2,700	2,660
FLET’S Hikari ARPU	5,460	5,450	5,490	5,550	5,660	5,490	5,430
Basic Monthly Charge	3,690	3,700	3,730	3,810	3,890	3,730	3,770
Optional Services	1,770	1,750	1,760	1,740	1,770	1,760	1,660
NTT West
Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines)	2,660	2,660	2,660	2,630	2,690	2,650	2,610
FLET’S Hikari ARPU	5,750	5,700	5,670	5,610	5,830	5,680	5,330
Basic Monthly Charge	3,940	3,900	3,870	3,830	4,030	3,880	3,610
Optional Services	1,810	1,800	1,800	1,780	1,800	1,800	1,720
NTT DOCOMO
Mobile Aggregate ARPU (LTE(“Xi”)+FOMA)	4,450	4,370	4,340	4,340	4,610	4,370	4,310
Voice ARPU (LTE(“Xi”)+FOMA)	1,250	1,190	1,160	1,120	1,410	1,180	1,090
Packet ARPU (LTE(“Xi”)+FOMA)	2,670	2,620	2,560	2,580	2,700	2,600	2,540
Smart ARPU (LTE(“Xi”)+FOMA)	530	560	620	640	500	590	680

Notes :	(1)	We compute the following two categories of ARPU for business conducted by each of NTT East and NTT West.

		•	Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines): Calculated based on revenues from monthly charges and call charges for Telephone Subscriber Lines and INS-NET Subscriber Lines, which are included in operating revenues from Voice Transmission Services (excluding IP Services), and revenues from “FLET’S ADSL” and “FLET’S ISDN,” which are included in operating revenues from IP Services.

		•	FLET’S Hikari ARPU: Calculated based on revenues from “FLET’S Hikari” (including “FLET’S Hikari” optional services), which are included in operating revenues from IP Services, revenues from monthly charges, call charges and connection device charges for “Hikari Denwa,” and revenues from “FLET’S Hikari” optional services, which are included in Supplementary Business revenues.

		—	“FLET’S Hikari” includes “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, and “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West. In addition, “FLET’S Hikari” also includes “Hikari Collaboration Model,” a wholesale provision of services to service providers by NTT East and NTT West.

		—	“FLET’S Hikari” Optional Services includes wholesale services provided to service providers by NTT East and NTT West.

	(2)	Revenues from interconnection charges are excluded from the calculation of Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), and FLET’S Hikari ARPU.

	(3)	For purposes of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), the number of subscribers is determined based on the number of subscriptions for each service.

	(4)	In terms of number of channels, transmission rate, and line use rate (base rate), INS-Net 1500 is in all cases roughly ten times greater than INS-Net 64. For this reason, for the purpose of calculating Aggregate Fixed Line ARPU (Telephone Subscriber Lines + INS-NET Subscriber Lines), one INS-Net 1500 subscription is calculated as ten INS-Net 64 subscriptions.

	(5)	For purposes of calculating FLET’S Hikari ARPU, the number of subscribers is determined based on the number of FLET’S Hikari subscribers, which includes subscribers to “B FLET’S,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT East, subscribers to “B FLET’S,” “FLET’S Hikari Premium,” “FLET’S Hikari Mytown,” “FLET’S Hikari Next,” “FLET’S Hikari Light” and “FLET’S Hikari WiFi Access” provided by NTT West, and “Hikari Collaboration Model,” a wholesale provision of services to service providers by NTT East and NTT West.

	(6)	The following is the formula we use to compute ARPU for NTT DOCOMO.

		•	Mobile Aggregate ARPU (“LTE(‘Xi’)”+“FOMA”) = Voice ARPU (“LTE(‘Xi’)”+“FOMA”) + Packet ARPU (“LTE(‘Xi’)”+“FOMA”) + Smart ARPU (“LTE(‘Xi’)”+“FOMA”).

			—	NTT DOCOMO’s Voice ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to voice services, such as basic monthly charges and voice communication charges attributable to our “LTE(‘Xi’)”+“FOMA” services, our Packet ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues related to packet services, such as flat monthly fees and packet communication charges attributable to our “LTE(‘Xi’)”+“FOMA” services, and our Smart ARPU (“LTE(‘Xi’)”+“FOMA”) is based on operating revenues from a part of Other Operating Revenues attributable to “LTE(‘Xi’)”+“FOMA” wireless communications services (revenues from content, collection of charges, mobile phone insurance service, advertising and others).

	(7)	Subscriptions for and revenues from communication module services, “Phone Number Storage,” “Mail Address Storage,” “docomo Business Transceiver” and wholesale telecommunications services and interconnecting telecommunications facilities that are provided to Mobile Virtual Network Operators (MVNOs) are not included in NTT DOCOMO’s ARPU calculation.

	(8)	NTT DOCOMO’s ARPU calculation methods have been changed from the second quarter of the fiscal year ended March 31, 2015. Accordingly, the ARPU data for the results for the “Year Ended March 31, 2014,” and “Three Months Ended Jun. 30, 2014 (from Apr. to Jun., 2014)” have also been changed.

	(9)	Numbers of active subscribers used in the ARPU calculation of NTT East and NTT West are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	FY Results : Sum of number of active subscribers* for each month from April to March

			—	FY Forecast: Sum of the average expected active number of subscribers during the fiscal year ((number of subscribers at March 31, 2015 + number of expected subscribers at March 31, 2016)/2)x12

	(10)	Numbers of active subscribers used in the ARPU calculation of NTT DOCOMO are as below.

			—	1Q Results: Sum of number of active subscribers* for each month from April to June

			—	2Q Results: Sum of number of active subscribers* for each month from July to September

			—	3Q Results: Sum of number of active subscribers* for each month from October to December

			—	4Q Results: Sum of number of active subscribers* for each month from January to March

			—	FY Results/FY Forecast: Sum of number of active subscribers*/expected number of active subscribers* for each month from April to March.

* Active subscribers = (number of subscribers at end of previous month + number of subscribers at end of the current month)/2

6.	Interest-Bearing Liabilities (Consolidated)

	(Billions of yen)
	As of Mar. 31, 2014	As of Mar. 31, 2015	As of Mar. 31, 2016 (Forecast)
Interest-Bearing Liabilities	4,200.0	4,406.7	4,200.0